EXHIBIT 99.1

Notice of annual meeting of shareholders to be held May 2, 2023 Management information circular March 1, 2023 TC Energy

Letter to shareholders 1
Notice of 2023 annual meeting 2
Management information circular 3
Summary 4
About the shareholder meeting 7
Delivery of meeting materials 7
Attending and participating in the meeting 8
Voting 10
Business of the meeting 13
Governance 34
About our governance practices 34
Board characteristics 35
Governance philosophy 38
Role and responsibilities of the Board 41
Orientation and education 52
Board effectiveness and director assessment 54
Sustainability and environmental, social and governance matters 61
Board committees 65
Compensation 70
Compensation governance 70
Director compensation discussion and analysis 77
Director compensation - 2022 details 80
Human Resources committee letter to shareholders 85
Executive compensation discussion and analysis 87
Executive compensation – 2022 details 110
Other information 122
Schedules 123
About TC Energy
Delivering the energy people need, every day.
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.
We encourage you to sign up for electronic delivery of all future proxy materials.
Registered shareholders
Go to www.investorcentre.com/tcenergy and click on “View Details to Manage Your Account” below the TC Energy logo. Under the heading “Quick Links”, click on “Receive Documents Electronically” and you will be asked to complete additional fields: 1 – Company Name (TC Energy Corporation), 2 – Holder Account Number (begins with “C” and is on your form of proxy), 3 – Canadian Postal Code (if you are a Canadian resident) or 4 – Family or Company Name (if you are not a resident of Canada), and click “NEXT”.
Non-registered shareholders
Go to www.investordelivery.com using the control number found on your voting instruction form, click on “Enrollment or Reactivation”, and follow the instructions. If you vote online, go to www.proxyvote.com, click on “Delivery Settings”, and follow the instructions.

Letter to shareholders
March 1, 2023
Dear Shareholder:
TC Energy Corporation is pleased to invite you to the annual meeting of common shareholders on May 2, 2023 at 2 p.m. (Mountain Daylight Time).
TC Energy will be holding its meeting via a virtual-only format, using a live audio webcast with video and audio available online at https://web.lumiagm.com/428631402, password "tc2023" (case sensitive). The virtual-only meeting format provides all shareholders an equal opportunity to participate at the meeting regardless of their geographic location or particular constraints or circumstances they may be facing. It also is a more cost-efficient and environmentally friendly way to engage with shareholders. At this virtual meeting, shareholders who attend online will have the opportunity to participate, ask questions and vote in real-time, provided they comply with the applicable procedures set out in this Management information circular.
Virtually attending the meeting is your opportunity to hear from me and the Chief Executive Officer, learn more about our performance in 2022 and our strategy for the future and vote on the items of business. If you are unable to attend the virtual meeting, you can still vote by proxy prior to the meeting and following the meeting, a recording of the meeting will be available on our website at www.tcenergy.com.
The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TC Energy in our 2022 Annual report and on our website.
If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-800-775-4067 (toll-free in North America) or by email at contactus@kingsdaleadvisors.com.
We are pleased to formally welcome Ms. Cheryl F. Campbell to the Board, who was appointed in June 2022. Ms. Campbell brings extensive experience in the midstream sector, with expertise in operations in both regulated and unregulated environments, as well as in sustainability and risk management. Her perspectives have been a welcome and valued addition to our Board.
Thank you for your continued confidence in TC Energy. Mr. Poirier and I look forward to your participation in the meeting on May 2.
Sincerely,

Siim A. Vanaselja
Chair of the Board of Directors
TC Energy Management information circular 2023 | 1

Notice of 2023 annual meeting
You are invited to our 2023 annual meeting of common shareholders:

WHEN
Tuesday, May 2, 2023 at 2 p.m.
Mountain Daylight Time (MDT)

WHERE
Virtual-only meeting via live audio webcast online at
https://web.lumiagm.com/428631402
password "tc2023" (case sensitive)

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TC Energy Corporation (TC Energy) common shares on March 17, 2023, you are entitled to receive notice of, attend and vote at this meeting.
Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.
By order of the Board of Directors,

Five items of business
1.Receive our audited consolidated financial statements for the year ended December 31, 2022, and the auditor's report.
2.Elect the directors.
3.Appoint the auditor and authorize the directors to fix their remuneration.
4.Participate in the advisory vote on our approach to executive compensation (say on pay).
5.Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston Vice-President, Law and Corporate Secretary TC Energy Corporation Calgary, Alberta March 1, 2023
2 | TC Energy Management information circular 2023

Management information circular
We are sending you this Management information circular (circular) because you are a shareholder of record of TC Energy common shares on March 17, 2023. You have the right to participate in our 2023 annual meeting of common shareholders and to vote your shares online at the meeting or by proxy. The meeting can be accessed at https://web.lumiagm.com/428631402, password "tc2023" (case sensitive). Following the meeting, a webcast in English, including the live question and answer session, will be available for viewing on our website (www.tcenergy.com).
Management is soliciting your proxy for the meeting, and we pay all costs for doing so. TC Energy has engaged Kingsdale Advisors (Kingsdale) as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $55,000 to Kingsdale for the proxy solicitation service, in addition to certain out-of-pocket expenses. TC Energy may utilize the Broadridge QuickVoteTM system to assist non-registered (beneficial) shareholders with voting their TC Energy common shares. Non-registered (beneficial) shareholders may be contacted by Kingsdale to obtain voting instructions directly over the telephone.

In this document,
• you, your and shareholder mean a holder of common shares of TC Energy Corporation,
• we, us, our, the company and TC Energy mean TC Energy Corporation, and
• TC Energy shares and shares mean common shares of TC Energy Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 - 1 Street S.W., Calgary, AB Canada T2P 5H1

Broadridge then tabulates the results of all the instructions received and provides the appropriate instructions respecting the shares to be represented at the meeting.
We will start mailing the proxy materials on March 27, 2023, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TC Energy employee may also contact you by phone or email to encourage you to vote.
If you have any questions or require more information with regard to the procedures for voting your shares, please contact Kingsdale by telephone at 1-800-775-4067 (toll-free in North America) or by email at contactus@kingsdaleadvisors.com.
The Board of Directors (Board) has approved the contents of this circular and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government regulatory agencies.

About shareholder mailings
In March 2022, we asked all registered shareholders to advise us if they did not want to receive our Annual reports when they became available.
If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not request a copy, you will not receive one. If you purchased TC Energy shares after March 17, 2023, you also may not receive a copy of our 2022 Annual report. We are using notice and access to deliver the circular and 2022 Annual report.
Our 2022 Annual report is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent: Computershare Investor Services, Inc.
	Tel:	1-800-340-5024 (toll-free within North America) 1-514-982-7959 (outside North America)
Online:
Go to www.investorcentre.com/tcenergy, click on "Contact Us" in the bottom banner, complete the form and submit. Note that the location of the web page must be set to "Canada (English)" or "Canada (French)" in the top right corner of the page.

TC Energy Management information circular 2023 | 3

Summary
The following pages are key points of information you will find in this circular. You should read the entire circular before voting.
VOTING
You will be asked to vote on three items at the meeting:

Item	Board recommendation	More information (pages)
Elect 13 directors	For	13, 19-32
Appoint KPMG LLP, Chartered Professional Accountants as auditor	For	13-17
Advisory vote on executive compensation (say on pay)	For	18, 70-76, 85-121
NOMINATED DIRECTORS

						2022 Meeting attendance
Name	Occupation	Age	Independent	% Votes in favour at 2022 AGM	2022 Committees	Regularly scheduled meetings	All meetings[1]	Number of other public boards
Cheryl F. Campbell Monument, CO Director since 2022	Corporate Director	63	Yes	—	Audit HSSE	100%	92%	1
Michael R. Culbert Calgary, AB Director since 2020	Corporate Director	65	Yes	99.64	Audit HSSE	100%	95%	1
William D. Johnson Knoxville, TN Director since 2021	Corporate Director	69	Yes	99.66	Audit Human Resources	100%	95%	0
Susan C. Jones Calgary, AB Director since 2020	Corporate Director	53	Yes	99.65	Audit Human Resources	100%	100%	2
John E. Lowe Houston, TX Director since 2015	Corporate Director	64	Yes	98.90	Governance (Chair) HSSE	100%	100%	1
David MacNaughton Toronto, ON Director since 2020	Corporate Director	74	Yes	99.23	Governance HSSE	100%	84%	0
François L. Poirier Calgary, AB Director since 2021	President and Chief Executive Officer, TC Energy	56	No	99.84	—	100%	100%	0
Una Power Vancouver, BC Director since 2019	Corporate Director	58	Yes	96.46	Audit (Chair) HSSE	100%	100%	2
Mary Pat Salomone Naples, FL Director since 2013	Corporate Director	62	Yes	99.27	Governance HSSE (Chair)	100%	95%	0
Indira Samarasekera Vancouver, BC Director since 2016	Senior Advisor, Bennett Jones LLP	70	Yes	98.97	Governance Human Resources	100%	95%	3
Siim A. Vanaselja Toronto, ON Director since 2014	Corporate Director	66	Yes	88.83	Board Chair Governance Human Resources	100%	100%	3
Thierry Vandal Mamaroneck, NY Director since 2017	President, Axium Infrastructure US, Inc.	62	Yes	99.30	Audit Human Resources (Chair)	100%	85%	1
Dheeraj "D" Verma Houston, TX Director since 2022	Senior Advisor, Quantum Energy Partners	45	Yes	99.81	Audit Human Resources	100%	100%	0
1    This reflects aggregate attendance at all scheduled Board meetings, special Board meetings scheduled on short notice and each directors' respective Board committee meetings.
4 | TC Energy Management information circular 2023

GOVERNANCE
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Based on the current directorship, our governance highlights are noted below.

Size of Board	13
Percentage of independent directors	92%
Percentage of women on Board	38%
Board diversity policy	Yes - target of 30% women
Number of board interlocks	0
External board service limits for independent directors	4 public company boards in total. Board chair positions count as two board seats.
Average director age	62
All committees independent	Yes
Annual director elections	Yes
Individual director elections	Yes
Majority voting policy	Yes
Independent executive compensation consultant	Yes
Clawback policy	Yes
Double-trigger vesting on change of control	Yes
Separate chair and CEO	Yes
Director retirement age/term limit	The earlier of a director turning 73 or attaining 15 years of service. Notwithstanding age limits, a director is eligible to serve a term of 5 years.
Director share ownership requirements	4x retainer
CEO share ownership post-retirement hold period	1 year
In-camera sessions at every Board and committee meeting	Yes
Code of business ethics	Yes
Board, committee and director evaluations annually	Yes
Board orientation and education program	Yes
TC Energy Management information circular 2023 | 5

COMPENSATION
TC Energy's compensation programs are designed to 'pay for performance' by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.
In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations can result in compensation above market median levels.
Our compensation programs are intended to align the executives' interests with those of our various stakeholders. The Human Resources committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long-term.
A summary of our best practices include:

Benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness	Yes
Maximums on variable compensation payments	Yes
Incentive compensation reimbursement and holdback policy (Clawback policy) and anti-hedging policy	Yes
Executive share ownership requirements	5x (CEO), 3x (executive vice-presidents), 2x (senior vice-presidents), 1x (vice-presidents)
Executive compensation tied to environmental, social and governance (ESG) targets	Yes
Annual say on pay vote	Yes - averaging 96 per cent approval for the last three years.
SUSTAINABILITY AND ESG
We are continuously improving our sustainability and ESG approach. A summary of some of our key highlights are included below. You can find more information about our sustainability and ESG initiatives starting on page 61.

Board and Board committee oversight of ESG initiatives, including climate, Indigenous and biodiversity-related initiatives	Yes
Voluntary Task Force on Climate-Related Financial Disclosures (TCFD) informed disclosure	Yes
Sustainability-linked financing	Yes
Greenhouse gas (GHG) targets	Yes - reduce GHG emissions intensity from our operations 30% by 2030 and position to achieve zero emissions from our operations, on a net basis, by 2050
Use of climate-related scenario analysis to inform strategy	Yes, qualitative and quantitative
Chief Sustainability Officer	Yes
6 | TC Energy Management information circular 2023

About the shareholder meeting

As a shareholder of record, you are entitled to vote your TC Energy shares at the annual meeting. The meeting will cover five items of business, three of which require your vote, which are discussed in more detail starting on page 13.
TC Energy will be holding the meeting via a virtual-only format, using a live audio webcast available online at https://web.lumiagm.com/428631402, password "tc2023" (case sensitive).
The next section discusses delivery of the meeting materials, attending and participating in the meeting, the voting process, and submitting questions during the meeting.

		WHERE TO FIND IT

	>	About the shareholder meeting	7
	>	Delivery of meeting materials	7
	>	Attending and participating in the meeting	8
	>	Voting	10
		Who can vote	10
		How to vote	10
		Changing your vote	12
		How the votes are counted	12
	>	Business of the meeting	13
Delivery of meeting materials		Director profiles	20

We are using notice and access to deliver the circular and 2022 Annual report to both our registered and beneficial shareholders.
This means that TC Energy will post the circular and 2022 Annual report online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice) explaining how to access and review the circular and/or 2022 Annual report electronically and how to request a paper copy of either at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your shares.
Notice and access is an environmentally friendly and cost effective way to distribute the circular and the 2022 Annual report because it reduces printing, paper and postage.
The following beneficial shareholders will receive a paper copy of the circular:
•those who have already provided instructions that they prefer to receive a paper copy,
•employees of our U.S. affiliate who own TC Energy shares through our U.S. affiliate's 401(k) retirement plans, and
•those whose brokers receive materials through Computershare Investor Services, Inc. (Computershare).
This circular is available on SEDAR (www.sedar.com) and on our website (www.tcenergy.com/notice-and-access).
How to request a paper copy of the circular
Starting March 27, 2023, shareholders can request a paper copy of the circular and/or 2022 Annual report for up to one year. The circular and/or 2022 Annual report will be sent to you at no charge.
If you would like to receive a paper copy of the circular and/or 2022 Annual report, please follow the instructions provided in the Notice.
Requests by shareholders must be made by 5 p.m. Eastern Daylight Time (EDT), Friday, April 14, 2023 in order for you to receive a paper copy of the circular and/or 2022 Annual report before the annual meeting on May 2, 2023.
If you request a paper copy of the circular and/or 2022 Annual report you will not receive a new form of proxy (for registered shareholders) or voting instruction form (for beneficial shareholders), so you should keep the original form sent to you in order to vote.
If you have questions about notice and access, you can call our Investor Relations line at 403-920-7911 or 1-800-361-6522.

TC Energy Management information circular 2023 | 7

Attending and participating in the meeting
TC Energy is holding its 2023 annual meeting via a virtual-only format using a live audio webcast available online at https://web.lumiagm.com/428631402, password "tc2023" (case sensitive), and no physical or in-person meeting will be held.
If you participate in the virtual meeting, it is important that you are connected to the internet at all times during the meeting. It is your responsibility to ensure connectivity for the duration of the virtual meeting. You should allow ample time to log into the virtual meeting and complete the below procedure.
All meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. TC Energy recommends that you log in at least 30-60 minutes before the meeting starts as this will allow you to check compatibility and complete the related procedures required to log in to the meeting.
Additional Information on how to access the virtual meeting is also available on our website at www.tcenergy.com.
WHO CAN ATTEND THE VIRTUAL MEETING
Registered shareholders and duly appointed proxyholders will be able to attend and ask questions at the virtual meeting.
Registered shareholders and duly appointed proxyholders can also vote in real-time at the virtual meeting by completing a ballot online during the virtual meeting, provided that they complete the instructions outlined in this circular.
Guests and non-registered or beneficial shareholders who have not appointed themselves as a proxyholder will be able to listen to the meeting but will not be able to ask questions or vote.
Attending the meeting as a registered shareholder
If you hold your shares directly and have a share certificate or DRS Advice in your name, you may attend the meeting by following the instructions below:
1.Log in online at https://web.lumiagm.com/428631402 using a web browser on a smartphone, tablet or computer.
2.Click "I have a login" and then enter your control number located on the form of proxy or in the email notification you received from Computershare, and password "tc2023" (case sensitive).
Attending the meeting as a non-registered shareholder
If you hold your shares beneficially through a broker, nominee or intermediary, you may attend the meeting by following the instructions below:
1.Appoint yourself or another person attending the meeting as a duly appointed proxyholder, by following the instructions on page 11 of the circular.
2.Visit https://www.computershare.com/TCEnergyAGM to register to attend the meeting. To register, enter your account number located on your voting information form, your name and email address. After the proxy deadline, Computershare will send you or your proxyholder via email a username that will be required to log into the meeting.
3.Log in online at https://web.lumiagm.com/428631402 using a web browser on a smartphone, tablet or computer.
4.Click "I have a login" and then enter the four letter username provided to you or your proxyholder by Computershare, and password "tc2023" (case sensitive).
Attending the meeting as a guest
If you are not a registered shareholder or a duly appointed proxyholder or if you are a non-registered shareholder and you have not appointed yourself as a proxyholder, you can still attend the meeting and listen by following the instructions below:
1.Log in online at https://web.lumiagm.com/428631402 using a web browser on a smartphone, tablet or computer.
2.Select "Guest" and complete the information requested in the form.
8 | TC Energy Management information circular 2023

Submitting questions at the meeting
We will hold a live question and answer session to answer the questions submitted during the meeting. The following attendees will be able to submit questions:
•registered shareholders,
•non-registered or beneficial shareholders who have appointed themselves proxyholder as outlined on pages 8 and 11 of this circular, and
•other duly appointed proxyholders.
Guests will not be able to submit questions during the meeting.
To ask a question, type your question into the chat function. Additional instructions on how to ask questions will be provided at least one week before the meeting on our website at www.tcenergy.com and explained during the meeting.
We encourage you to submit your questions in advance of the meeting to Investor Relations by emailing investor_relations@tcenergy.com.
Following the meeting, a webcast in English of the meeting, including questions and answers, will be available for viewing on our website (www.tcenergy.com).
We are committed to transparent communication at our annual meeting. Questions asked related to the business of the meeting will not be curated and will be answered in the order received for each item of business.

Technical difficulties: If you experience technical difficulties logging into the meeting or during the meeting, please contact 403-920-2050.

TC Energy Management information circular 2023 | 9

Voting
WHO CAN VOTE
Shareholders of record on March 17, 2023 are entitled to receive Notice of our 2023 annual meeting of common shareholders and vote their shares. Our Board set this date to comply with legal requirements and allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.
As of March 1, 2023, we had 1,022,697,796 common shares outstanding. Each common share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections (see Governance – Governance philosophy – Majority voting), a simple majority of votes (50 per cent plus one vote) is required for each item to be approved by shareholders.
As of March 1, 2023, TC Energy had nine series of preferred shares outstanding. The holders of these shares do not have voting rights at the meeting.
Registered shareholders
You are a registered shareholder if you have a share certificate or DRS Advice in your name.
We will prepare a list of the registered shareholders as of March 17, 2023, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare, will have a copy of the list at their Calgary office if you want to check it during regular business hours. If you would like to view this list, please call 403-267-6800 to set up an appointment. Computershare is located at Suite 800, 324 8th Avenue S.W., Calgary, Alberta T2P 2Z2.
Non-registered (beneficial) shareholders
You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.
Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than ten per cent of our outstanding shares.

HOW TO VOTE
You have two ways to vote:
•    by proxy, or
•    by virtually attending the meeting and voting.
Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).
You must return your signed proxy form in order to vote by proxy.
If you appoint the TC Energy proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:
•    for the nominated directors listed on the proxy form and in this circular,
•    for the appointment of KPMG LLP, Chartered Professional Accountants (KPMG) as TC Energy’s auditor, and authorizing the directors to set their compensation, and
•    for our approach to executive compensation, as described in this circular.
If you appoint someone else as your proxyholder, but do not specify how you want to vote your shares, the person can vote as they see fit.
If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that properly comes before the meeting is routine or contested.
Late proxies may be accepted or rejected by the chair of the meeting at their discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.
10 | TC Energy Management information circular 2023

You can choose anyone to be your proxyholder – the person does not need to be a TC Energy shareholder or the TC Energy representatives named in the proxy form. You must write the person's name on your proxy form, and return the signed proxy form to Computershare to appoint someone as your proxyholder. In addition, you must also go to https://www.computershare.com/TCEnergyAGM and provide Computershare with the name and email address of your appointee so that Computershare may provide the appointee with a username via email to log into the meeting.
You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the virtual meeting and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.
If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, Siim A. Vanaselja, Chair of the Board, François L. Poirier, President and Chief Executive Officer (CEO) or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TC Energy proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.
Registered shareholders
We mail the Notice directly to you, and your package includes a proxy form.
You may request a paper copy of the circular and/or 2022 Annual report by following the instructions in the Notice that was mailed to you.

Appointing a proxyholder
You can appoint the TC Energy proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for each item of business.
You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.
Take some time to read about the items of business (see pages 13-18), then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 4 p.m. EDT on Friday, April 28, 2023.
If your package is missing an envelope, use a blank one and address it to:
Computershare Investor Services, Inc.
Stock Transfer Services
100 University Avenue, 8th Floor
Toronto, ON, Canada, M5J 2Y1
If you want to submit your voting instructions by phone or on the internet, you must do so by 4 p.m. EDT on Friday, April 28, 2023. See the instructions on your proxy form.
Participating in the meeting and voting
If you want to attend the meeting and vote, do not complete the proxy form. Just log into the virtual meeting using the instructions provided on pages 8 and 9 and vote online at the meeting.
You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting unless you revoke your proxy as described on page 12.

TC Energy Management information circular 2023 | 11

Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TC Energy shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.
The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.
Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form which may require you to take action earlier than the deadline for voting by proxy.
Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge, or any other intermediary as applicable, mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.
The voting instruction form will name the same TC Energy representatives listed on page 10 to act as TC Energy proxyholders.
You may request a paper copy of the circular and/or 2022 Annual report by following the instructions in the Notice that was mailed to you.
Participating in the meeting and voting
You can attend the virtual meeting and vote, or you can appoint someone else to attend the meeting and give them your voting instructions by following the directions on pages 8 and 9 of this circular. In order to submit your voting instructions, print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge (or to your broker, as instructed on your voting instruction form) as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods.
Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.
If you are not sure if you are a Registered shareholder or Non-registered (beneficial) shareholder, please contact our proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-800-775-4067 or by email at contactus@kingsdaleadvisors.com.
CHANGING YOUR VOTE
Registered shareholders
If you change your mind and want to revoke your proxy, you may revoke it by:
•completing and signing a proxy bearing a later date (see page 13) and delivering such proxy to Computershare by 4 p.m. EDT on Friday, April 28, 2023 or the last business day prior to the day the meeting is reconvened if it is adjourned;
•sending a signed written statement (or have your attorney sign a statement with your written authorization) to:
Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
corporate_secretary@tcenergy.com
We must receive your written statement prior to 5 p.m. MDT on Monday, May 1, 2023 or the last business day prior to the day the meeting is reconvened if it is adjourned; or
•any other manner permitted by law.
If you have followed the instructions for attending and voting at the meeting, voting at the meeting will revoke any previous proxy.
Non-registered (beneficial) shareholders
If you change your mind, contact your broker or nominee.
HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:
•    it is required by law,
•    there is a proxy contest, or
•    there are written comments on the proxy form.
12 | TC Energy Management information circular 2023

Business of the meeting

Our annual meeting will cover five items of business:
FINANCIAL STATEMENTS – see our 2022 Annual report (available at www.tcenergy.com). We will place before shareholders at the meeting our consolidated financial statements for the year ended December 31, 2022, and the auditor's report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2022 Annual report. We deliver the Annual report using notice and access (see page 7). We mail you a paper copy of the Annual report if you have provided instructions that you prefer to receive a paper copy, or you may request a paper copy as described in the Notice (see page 7). Our 2022 Annual report is also available in English and French on our website (www.tcenergy.com), or you can request a copy from our Corporate Secretary or Investor Relations.

About quorum
We must have a quorum for the meeting to proceed.
Quorum constitutes two people present at the meeting who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TC Energy common shares. The two people are entitled to vote in their own right, by proxy or as a duly authorized representative of a shareholder.

DIRECTORS – see page 19
You will be asked to vote on electing 13 directors to the Board. The nominated director profiles starting on page 20 give important information about each nominated director, including their background, experience and memberships on other public company boards they serve on. All of the nominated directors currently serve on our Board, and we have included in their profiles their 2022 attendance, the value of TC Energy shares or Deferred Share Units (DSUs) they currently hold (their at-risk investment) and their election results from the 2022 annual meeting. You can find more information about their at-risk investment on pages 82 and 83.

All directors are elected for a one-year term.

1.	Cheryl F. Campbell	6.	David MacNaughton	11.	Siim A. Vanaselja
2.	Michael R. Culbert	7.	François L. Poirier	12.	Thierry Vandal
3.	William D. Johnson	8.	Una Power	13.	Dheeraj "D" Verma
4.	Susan C. Jones	9.	Mary Pat Salomone
5.	John E. Lowe	10.	Indira Samarasekera
The Board recommends you vote for the nominated directors:
RESOLVE to elect the directors listed in TC Energy’s circular dated March 1, 2023 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.
AUDITOR
You will be asked to vote on appointing the external auditor. The auditor will hold office until the close of our next annual meeting of shareholders.
You will also vote on authorizing the directors to fix the auditor’s remuneration.
The Board recommends you vote for appointing KPMG as auditor of TC Energy and authorizing the directors to fix their remuneration:
RESOLVE to appoint KPMG as auditor of TC Energy until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.
Through the processes described in the Auditor Independence section we have confirmed KPMG is independent with respect to TC Energy within the meaning of the relevant rules and related interpretations prescribed by all relevant professional bodies in Canada and applicable legal requirements and also that they are independent accountants with respect to TC Energy under all relevant U.S. professional and regulatory standards.
Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.
TC Energy Management information circular 2023 | 13

Shareholder engagement
At our 2022 annual meeting, the vote in favour of the appointment of KPMG as TC Energy’s auditor was 75.33 per cent of the common shares voted at the meeting. In response, TC Energy undertook an extensive stakeholder engagement strategy, including engaging with certain of those who voted against the appointment of KPMG in 2022 and those whose voting policies identified the KPMG appointment as an area of concern.
In late 2022 and early 2023, the Chair of the Audit committee, the CFO, members of management and/or members of the investor relations teams engaged with shareholders holding over 40 per cent of TC Energy’s issued and outstanding common shares on the topic of auditor independence. In addition, in late 2022, the Audit committee approved amendments to the Audit committee’s charter to mandate the completion of a comprehensive review of the external auditor at least every five years. TC Energy completed this periodic comprehensive review of the auditor in the first quarter 2023 using an approach recommended by the Chartered Professional Accountants of Canada, the Canadian Public Accountability Board and the Institute of Corporate Directors and committed to conducting this review at least every five years going forward.
For more information on TC Energy’s overall shareholder engagement strategy, please see page 59 and for more information on the comprehensive review of the external auditor, please see page 17.
Auditor fees
The table below shows the services KPMG provided during the last two fiscal years and the fees they invoiced us:

($ millions)	2022	2021
Audit fees	13.4	12.3
•audit of the annual consolidated financial statements
•services related to statutory and regulatory filings or engagements
•review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	0.4	0.2
•services related to the audit of the financial statements of TC Energy pipeline abandonment trusts and certain post-retirement plans
•French translation services
•ESG assurance services
Tax fees	0.8	0.9
•Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	0.1	0.1
•ESG advisory services
Total fees	14.7	13.5
TC Energy's Audit committee maintains a pre-approval policy with respect to permitted non-audit services and audit services. For non-audit service engagements of up to $250,000, approval of the Audit committee chair is required, and the Audit committee is to be informed of the engagement at the next scheduled Audit committee meeting. For all non-audit service engagements of $250,000 or more, pre-approval of the Audit committee is required.
14 | TC Energy Management information circular 2023

Auditor independence
TC Energy recognizes that auditor independence is critical to the integrity of our financial information. As such, TC Energy’s auditor selection process is designed to maintain auditor independence while balancing a need for continuity of knowledge in order to ensure a high quality audit provided by an audit firm with the depth and breadth of experience to effectively and efficiently audit a multi-national company with complex operations.
The Audit committee continuously assesses the external auditor and, on an annual basis, reviews audit quality, auditor tenure and appropriateness of audit fees, including the benefits and risks of having a long-tenured auditor and the controls and processes that ensure their independence. This assessment also considers the nature, extent and permissibility of any proposed non-audit services and adherence to the mandatory partner rotation requirements.
Below are additional details regarding factors the Audit committee considered when assessing independence.

Audit committee continuous and annual review of independence
Fee magnitude and objectivity considerations
Mandatory partner rotations (U.S. and Canada)
2015 request for proposal
2023 Periodic comprehensive review of external auditor
Auditor independence assessment

Audit committee expertise and independence reviews
All members of the Audit committee are independent and financially literate. Two of the members of this committee are designated financial experts under New York Stock Exchange (NYSE) rules.
As part of its annual assessment on independence, the Audit committee receives and reviews the auditor’s reports regarding independence. The committee also considers whether any factors are present that may impair the independence of the auditor at each meeting of the committee. The auditor maintains an open and direct line of communication with both the Chair of the Audit committee and the Audit committee.
Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter, beginning on page 40 of the AIF. The 2022 AIF is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
Fee magnitude and objectivity considerations
The Audit committee understands that the magnitude of fees paid to an auditor could negatively impact auditor independence if a financial interest will inappropriately influence an auditor’s judgment or behavior. In reaching the conclusion to recommend the re-appointment of KPMG as our external auditor, the Audit committee considered the magnitude of the fees that TC Energy pays to KPMG Calgary and KPMG Houston in context of the size of their respective firms. For 2022, KPMG has confirmed to the Audit committee that the fees payable to KPMG are not material to KPMG LLP (Canada) or KPMG LLP (US).
TC Energy Management information circular 2023 | 15

Similarly, there is a threat to independence if an auditor will be deterred from acting objectively because of actual or perceived pressures. We consider safeguards that KPMG has implemented to manage this threat as an important element of our assessment of audit quality. The safeguards against this risk include:
•the assignment of an engagement quality control review partner to the audit engagement by a risk management partner,
•the involvement of experienced national office professionals outside of the engagement team when dealing with complex or judgmental matters,
•the structure of the respective firms, and
•compensation policies in place.
Given the Audit committee’s understanding of the relative magnitude of fees paid to each respective firm, as well as the Audit committee’s observations of safeguards that have been implemented by KPMG, the Audit committee is satisfied these threats to auditor independence have been appropriately managed.
Canadian and U.S. partner rotations and partner qualifications
As part of the annual review of auditor independence, the Audit committee assesses KPMG’s ongoing compliance with mandatory rotation requirements. This means that the lead audit partner and quality review partner may serve a maximum of five years, followed by a five-year period without any involvement in the TC Energy audit, before they can be re-considered for a partner role. For other audit partners of KPMG involved in the TC Energy audit, which includes the lead partner and quality review partner from KPMG's Houston team, the mandatory rotation occurs after a maximum of seven years of service followed by a two-year period without any involvement in the TC Energy audit. This rotation helps ensure auditor independence is maintained by changing the key personnel working on TC Energy’s audits after a set period of time.
In addition to the partner rotations described above, all lead partners and quality review partners must satisfy the following minimum requirements:
•Chartered Professional Accountant, in good standing,
•industry-specific experience,
•completion of relevant professional development and accreditation training,
•knowledge of, and experience with, the applicable financial reporting framework and auditing standards, and
•knowledge of, and experience with, the SEC rules and regulations.
The Audit committee is satisfied with KPMG’s on-going compliance with the regulatory mandated rotation requirements (five and seven years as applicable in the circumstances) as well as the transition plans that have been followed to on-board qualified engagement partners who are new to providing audit services to TC Energy.
2015 Request for proposal
In 2015, it was determined that a request for proposal (RFP) process would further strengthen the external audit process and auditor independence. The Audit committee oversaw this RFP for TC Energy’s external audit engagement and conducted a detailed assessment of the submissions from large multi-national firms, including interviews with each firm. A limited number of potential audit firms had the breadth of capabilities required to provide high-quality, independent audit services to a company of TC Energy’s scope, geographic presence and complexity of operations.
16 | TC Energy Management information circular 2023

Requirements and factors which determined the successful candidate included:
•the experience, qualifications and ability to audit a large-scale, energy-focused, public company, headquartered in Canada with significant operations in the U.S. and Mexico,
•familiarity with complex rate-regulated accounting,
•no conflicts with TC Energy through existing non-audit services provided to TC Energy nor close relationships with competitor companies in the industry,
•availability of resources and local access to U.S. GAAP expertise,
•audit quality and auditor tenure, and
•appropriateness of fees.
Based on the results of this process, the Audit committee and Board recommended KPMG continue as TC Energy's external auditor, subject to its annual review of auditor performance, including audit quality and independence considerations. The Audit committee made its recommendation based on KPMG's qualifications, experience and other decision criteria, including KPMG's ability to provide a quality audit that met the requirements of TC Energy and its shareholders, taking into account the scope, geographic presence and complexity of TC Energy's business.
2023 Periodic comprehensive review of auditor
In order to further enhance the governance processes relating to assessing auditor independence and audit quality, in November 2022, the Audit committee approved amendments to the Audit committee’s charter to mandate the completion of a comprehensive review of the external auditor at least every five years. Such a review is contained as a recommendation of the Enhancing Audit Quality (EAQ) initiative of the Chartered Professional Accountants of Canada, the Canadian Public Accountability Board and the Institute of Corporate Directors. The comprehensive review is intended to enhance audit quality through a deeper and broader analysis of the external auditor than in the annual assessment.
This fulsome and detailed review is intended to provide the Audit committee data on three indicia of audit quality:
•independence, objectivity and professional skepticism,
•quality of engagement team, and
•quality of communications and interactions with the external auditor.
This comprehensive review was completed in the first quarter of 2023 and supported the recommendation to appoint KPMG as TC Energy’s external auditor.
Audit committee independence recommendation
In reaching the conclusion to recommend KPMG as external auditor to serve for the 2023 financial year, the Audit committee reviewed the above factors relating to auditor independence and confirmed it was satisfied that KPMG is independent within the meaning of applicable Canadian and U.S. securities rules.

TC Energy Management information circular 2023 | 17

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.
While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 94.96 per cent in 2020, 94.81 per cent in 2021 and 97.70 per cent in 2022. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.
The Board recommends you vote for our approach to executive compensation:
RESOLVE on an advisory basis, without diminishing the role and responsibilities of TC Energy's Board, that the shareholders accept the approach to executive compensation disclosed in TC Energy’s circular dated March 1, 2023.
OTHER BUSINESS
We did not receive any shareholder proposals for the meeting. The Board and management are not aware of any other items to be properly brought before the meeting.
18 | TC Energy Management information circular 2023

THE NOMINATED DIRECTORS

Our articles currently state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 13 directors will be elected at the annual meeting.
The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Each nominated director has expressed their willingness to serve on our Board until our next annual meeting of shareholders.
If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.

Twelve of the 13 nominated directors (92 per cent) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy and the applicable rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The only exception is Mr. Poirier because of his role as President and CEO.
The profiles on the following pages show each director’s holdings in TC Energy shares at February 24, 2022 and as of the date of this circular. DSUs are calculated on the basis of retainer fees paid in 2022 and dividend equivalents credited up to January 31, 2022 and January 31, 2023. The profiles also indicate the year the director joined the Board and has continually served as a director of TC Energy.
All of the nominated directors are Canadian residents except for Ms. Campbell, Mr. Johnson, Mr. Lowe, Ms. Salomone, Mr. Vandal and Mr. Verma who are U.S. residents. Mr. Vandal also holds Canadian citizenship.
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy or are not yet required to meet the requirements given the length of their tenure on the Board (see page 80 for more information).
The at-risk investment reflects the total market value of the director’s TC Energy shares and DSUs based on the closing share price on the TSX of $54.91 on March 1, 2023. See At-risk investment on pages 82 and 83 for more information.

TC Energy Management information circular 2023 | 19

Cheryl F. Campbell AGE 63, MONUMENT, CO, U.S.A. | DIRECTOR SINCE 2022

Ms. Campbell is a corporate director and has 35 years of energy experience in midstream, interstate pipelines and utilities. She currently serves on the board of Pacific Gas & Electric Corporation (utilities), where she is Chair of the Safety & Nuclear Oversight Committee as well as a member of its Sustainability & Governance Committee. She also serves on the boards of Summit Utilities (natural gas distribution), JANA Corporation (infrastructure service provider) and National Underground Group (engineering). She is involved in non-profit board work serving as Chair of the Women’s Leadership Foundation and serving on the board of the National Association of Corporate Directors, Colorado chapter.
Ms. Campbell previously served as a Senior Vice President, Gas, with Xcel Energy, Inc. (utility supplier). During her 13-year tenure there, she developed industry leading gas integrity and risk management programs, improving regulatory returns and overall operating, environmental and safety metrics.
Ms. Campbell also served on the U.S. Department of Transportation’s Gas Pipeline Advisory Committee providing guidance to the Secretary of Transportation on pipeline safety regulations, and testified before a congressional subcommittee on pipeline infrastructure safety.
In 2019, Ms. Campbell was awarded the Natural Gas Leadership Award from the American Gas Association and was named one of the Top Women in Energy by the Denver Business Journal in 2014.
Ms. Campbell holds a Master of Science degree in finance, with a minor in management, from the University of Colorado at Denver, as well as Bachelor of Science degrees in chemical engineering and business from the University of Colorado at Boulder.

Independent
Skills and experience
•Accounting/audit
•Energy, pipelines & midstream
•Enterprise risk management
•Governance
•Government, regulatory & stakeholder relations
•Major projects
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$149,136
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
3/3 regularly scheduled
meetings (100%)
3/4 special meetings
(75%)
•Audit committee
2/2 meetings
(100%)
•Health, Safety, Sustainability and Environment committee
3/3 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	—		—
2021	—		—
2020	—		—
Other public company boards and date	Stock exchange		Board committees
Pacific Gas & Electric Corporation (utilities) (since April 2019)	NYSE		Safety & Nuclear Oversight (Chair) Executive Sustainability & Governance
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	—	—	Ms. Campbell has until June 7, 2027 to meet the requirements.
DSUs	2,716	—

20 | TC Energy Management information circular 2023

Michael R. Culbert AGE 65, CALGARY, AB, CANADA | DIRECTOR SINCE 2020

Mr. Culbert is a corporate director. He is currently a director of Precision Drilling Corporation (oil and gas services) where he has been a director since December 2017.
From 2016 to 2020, Mr. Culbert was a director and Vice Chair of PETRONAS Canada Ltd. (oil and gas, exploration and production). He has also previously served as a director and President of Pacific NorthWest LNG LP (natural gas services) (2013 to 2017). He is a former co-founder, director, President and Chief Executive Officer of Progress Energy Ltd. (oil and gas, exploration and production) from 2004 to 2016 and, prior to that, he was the Vice-President, Marketing and Business Development from 2001 to 2004. He has also held senior leadership positions in marketing and business development through his career.
Mr. Culbert is a patron of the Shaw Charity Classic, which since its inception in 2013 has successfully raised over $100 million for over 200 children and youth charities in Alberta. He is also a founding member of the Creative Destruction Lab Energy stream at the University of Calgary Haskayne School of Business.
In 2019, Mr. Culbert was awarded the 2019 Distinguished Business Leader - Recognizing Ethical Leadership from the University of Calgary Haskayne School of Business and the Calgary Chamber of Commerce.
Mr. Culbert holds a Bachelor of Science Business Administration Degree from Emmanuel College in Boston, Massachusetts.

Independent
Skills and experience
•Accounting/audit
•Capital markets/mergers & acquisitions
•CEO
•Energy, pipelines & midstream
•Governance
•Government, regulatory & stakeholder relations
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$1,022,644
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
5/6 special meetings
(83%)
•Audit committee
4/4 meetings
(100%)
•Health, Safety, Sustainability and Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	688,868,536 (99.64%)		2,494,507 (0.36%)
2021	657,941,215 (99.81%)		1,262,093 (0.19%)
2020	610,502,199 (99.91%)		559,709 (0.09%)
Other public company boards and date	Stock exchange		Board committees
Precision Drilling Corporation (oil and gas services) (since December 2017)	TSX, NYSE		Audit Human Resources and Compensation
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	5,500	5,500	Mr. Culbert has until May 1, 2025 to meet the requirements.
DSUs	13,124	8,050

TC Energy Management information circular 2023 | 21

William D. Johnson AGE 69, KNOXVILLE, TN, U.S.A. | DIRECTOR SINCE 2021

Mr. Johnson is a corporate director. Mr. Johnson most recently served as President and Chief Executive Officer of Pacific Gas & Electric Corporation (utilities) from May 2019 through June 2020. Mr. Johnson also served as President and Chief Executive Officer of Tennessee Valley Authority (electricity) from January 2013 to May 2019.
Prior to joining Tennessee Valley Authority, Mr. Johnson held the positions of Chairman, President and CEO of Progress Energy, Inc. from October 2007 to July 2012 and prior to that, served as President and Chief Operating Officer (2005-2007). His career at Progress included leadership roles of increasing responsibility including as President, Energy Delivery (2004-2005) and President and Chief Executive Officer (2002-2003) and Executive Vice President and General Counsel (2000-2002) of Progress Energy Service Company. Mr. Johnson’s career began in 1992 at Carolina Power & Light Company (predecessor to Progress Energy Inc.) where he held increasing senior management roles of Associate General Counsel and Manager, Legal Department; Vice President, Senior Counsel and Corporate Secretary and Senior Vice President and Corporate Secretary.
Mr. Johnson has served on the boards of the following utility industry groups or associations: Edison Electric Institute (Vice Chair), Nuclear Energy Institute (Chair), Institute of Nuclear Power Operations, World Association of Nuclear Operators (Governor) and Nuclear Electric Insurance Limited.
Mr. Johnson holds a Juris Doctor degree (high honors) from the University of North Carolina School of Law and a Bachelor of Arts degree (history, summa cum laude) from Duke University in North Carolina.

Independent
Skills and experience
•Accounting/audit
•CEO
•Electric power & electrification value chain
•Governance
•Government, regulatory & stakeholder relations
•Human resources & compensation
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$504,403
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
5/6 special meetings
(83%)
•Audit committee
4/4 meetings
(100%)
•Human Resources committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	688,999,400 (99.66%)		2,363,644 (0.34%)
2021	—		—
2020	—		—
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	—	—	Mr. Johnson has until June 14, 2026 to meet the requirements.
DSUs	9,186	3,069

Pacific Gas & Electric Corporation (PGE) filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in January 2019 as a result of claims arising from fires caused by PGE’s electrical equipment. Following discussions initiated by the PGE board of directors, Mr. Johnson agreed to serve as President and CEO throughout PGE’s bankruptcy process, beginning May 2, 2019, with the understanding that upon PGE’s emergence from bankruptcy he would resign from PGE. On July 1, 2020, PGE emerged from Chapter 11 bankruptcy, upon completing a restructuring process that was confirmed by the United States Bankruptcy Court on June 20, 2020. Mr. Johnson resigned as President and CEO of PGE on June 30, 2020.

22 | TC Energy Management information circular 2023

Susan C. Jones AGE 53, CALGARY, AB, CANADA | DIRECTOR SINCE 2020

Ms. Jones is a corporate director. She has served as a director of Piedmont Lithium Inc. (an emerging lithium company) since June 2021 and Canadian National Railway Company (freight railway) since May 2022.
Ms. Jones retired from her executive leadership role at Nutrien Ltd. (Nutrien) (agriculture) at the end of 2019 after 15 years with the company. While at Nutrien, she held a variety of roles between September 2004 and December 2019, including: Executive Vice-President and CEO of the Potash Business Unit of Nutrien (largest global underground soft-rock miner), Executive Vice-President and President of the Phosphate Business Unit; Chief Legal Officer; Business Development and Strategy; Managing Director of the European Distribution Business; and Vice-President of Wholesale Sales, Marketing and Logistics.
Ms. Jones served on the board of directors of Gibson Energy Inc. (mid-stream oil-focused infrastructure) from December 2018 until February 2020 and as a director of ARC Resources Ltd. (and predecessor company) (oil and gas, exploration and production)from May 2020 until February 2023. Ms. Jones also served on the board of directors of Canpotex Limited (Canadian exporter of potash) from June 2018 to December 2019, where she also served as Chair of the board of directors from June 2019 to December 2019.
Ms. Jones was named the Osler Purdy Crawford Deal Maker of the Year 2017 at the Canadian General Counsel Awards for her role in the merger of Agrium Inc. and Potash Corporation of Saskatchewan Inc. She has served on the United Way and the Canadian Bar Association.
Ms. Jones holds a Bachelor of Arts degree in Political Science and Hispanic Studies from the University of Victoria as well as a Bachelor of Laws degree from the University of Ottawa. She also earned a Leadership Diploma from the University of Oxford and holds a Director Certificate from Harvard University.

Independent
Skills and experience
•Accounting/audit
•Capital markets/mergers & acquisitions
•CEO
•Governance
•Government, regulatory & stakeholder relations
•Human resources & compensation
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$1,283,741
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
6/6 special meetings
(100%)
•Audit committee
4/4 meetings
(100%)
•Human Resources committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	688,959,378 (99.65%)		2,403,666 (0.35%)
2021	657,752,726 (99.78%)		1,450,582 (0.22%)
2020	610,393,845 (99.89%)		668,063 (0.11%)
Other public company boards and date	Stock exchange		Board committees
Canadian National Railway Company (freight railway) (since May 2022)	TSX, NYSE		Human Resources and Compensation Pension and Investment
Piedmont Lithium Inc. (emerging lithium company) (since June 2021)	NASDAQ		Nominating and Corporate Governance Leadership and Compensation
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	6,666	6,666	Ms. Jones has until May 1, 2025 to meet the requirements.
DSUs	16,713	10,210

TC Energy Management information circular 2023 | 23

John E. Lowe AGE 64, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2015

Mr. Lowe is a corporate director. He has served on the board of directors for Phillips 66 Company (oil and gas) since May 2012.
Mr. Lowe has previously served as the non-executive Chair of Apache Corporation's (oil and gas) board of directors from May 2015 to September 2022, and served as a director of Agrium Inc. (agricultural) from May 2010 to August 2015, DCP Midstream LLC (oil and gas, exploration and production) and its wholly-owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP, from October 2008 to April 2012, as well as Chevron Phillips Chemical Co. LLC (oil and gas refining) from October 2008 to January 2011. He also held various executive and management positions with ConocoPhillips Co. (oil and gas) for more than 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips Co., Executive Vice-President of Exploration & Production and Executive Vice-President of Commercial.
Mr. Lowe is on the Board of Advisors of the Kelce College of Business at Pittsburg State University. He has also previously served as a Senior Executive Advisor at Tudor, Pickering, Holt & Co., LLC (energy investment and merchant banking) from September 2012 to August 2021 and also served on the Texas Children’s Hospital West Campus Advisory Council. He is a former director of the National Association of Manufacturers.
Mr. Lowe holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University in Pittsburg, Kansas and is a Certified Public Accountant (inactive).

Independent
Skills and experience
•Accounting/audit
•Capital markets/mergers & acquisitions
•Energy, pipelines & midstream
•Enterprise risk management
•Governance
•Government, regulatory & stakeholder relations
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$3,142,829
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
6/6 special meetings
(100%)
•Governance committee (Chair)
3/3 meetings
(100%)
•Health, Safety, Sustainability and Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	683,751,075 (98.90%)		7,611,969 (1.10%)
2021	639,280,144 (96.98%)		19,923,164 (3.02%)
2020	606,575,790 (99.27%)		4,486,118 (0.73%)
Other public company boards and date	Stock exchange		Board committees
Phillips 66 Company (oil and gas) (since May 2012)	NYSE		Audit and Finance (Chair) Executive Nominating and Governance Public Policy and Sustainability
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	25,000	25,000	Yes
DSUs	32,236	27,274

24 | TC Energy Management information circular 2023

David MacNaughton AGE 74, TORONTO, ON, CANADA | DIRECTOR SINCE 2020

Mr. MacNaughton is the President of Palantir Canada, a subsidiary of Palantir Technologies, Inc. (data integration and analytics software) since September 2019.
Mr. MacNaughton has held various positions with both the federal and provincial levels of government, including serving as Canada’s Ambassador to the United States from March 2016 to August 2019. He also served as Principal Secretary to the Premier of Ontario from 2003 to 2005.
Previously, he was Chairman of the board of directors of StrategyCorp Inc. (public affairs consulting) from June 2005 to March 2016. He was also the Chairman of Aereus Technologies Inc. (manufacturing) from 2014 to 2016. He has served on the boards of the North York General Hospital, the Stratford Festival, the National Ski Academy, TV Ontario, the Toronto French School and the Toronto International Film Festival.
Mr. MacNaughton holds a Bachelor of Arts degree from the University of New Brunswick.

Independent
Skills and experience
•Capital markets/mergers & acquisitions
•Electric power & electrification value chain
•Enterprise risk management
•Governance
•Government, regulatory & stakeholder relations
•Human resources & compensation
•Strategy & leading growth
At-risk investment
$804,212
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
3/6 special meetings
(50%)
•Governance committee
3/3 meetings
(100%)
•Health, Safety, Sustainability and Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	686,049,234 (99.23%)		5,313,810 (0.77%)
2021	656,227,734 (99.55%)		2,975,574 (0.45%)
2020	610,358,156 (99.88%)		703,752 (0.12%)
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	—	—	Mr. MacNaughton has until May 1, 2025 to meet the requirements.
DSUs	14,646	8,293

TC Energy Management information circular 2023 | 25

François L. Poirier AGE 56, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER | DIRECTOR SINCE 2021

Mr. Poirier has been President and Chief Executive Officer of TC Energy since January 2021.
His previous role was Chief Operating Officer and President, Power & Storage of TC Energy. He was responsible for successfully executing the acquisition of the Columbia Pipeline Group in 2016. Mr. Poirier held other roles which included leading TC Energy's Mexico business unit, risk management, strategy and corporate development efforts. Mr. Poirier joined TC Energy in 2014 as President, Energy East Pipeline.
Before joining TC Energy, Mr. Poirier spent 25 years in investment banking, consulting and as a corporate director. He was President and Head, Investment Banking and Capital Markets, for Wells Fargo Securities Canada, Ltd. Prior to that, he was Group Head, Power and Pipelines Investment Banking, at J.P. Morgan Securities in New York.
From 2007 to 2011, Mr. Poirier served as an independent director of Capital Power Income LP. His community involvement has included serving as Chair of the North York Harvest Food Bank.
Mr. Poirier holds a Master of Business Administration from the Schulich School of Business at York University and he graduated Magna Cum Laude with a Bachelor of Operations Research degree from the University of Ottawa.

Not Independent
(President and Chief Executive Officer of TC Energy)
Skills and experience
•Accounting/audit
•Capital markets/mergers & acquisitions
•CEO
•Electric power & electrification value chain
•Energy, pipelines & midstream
•Enterprise risk management
•Governance
•Strategy & leading growth
At-risk investment
$5,191,741
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
6/6 special meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	690,247,743 (99.84%)		1,115,301 (0.16%)
2021	658,277,481 (99.86%)		925,827 (0.14%)
2020	—		—
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	88,067	87,577	Mr. Poirier has until the end of 2026 to meet the requirements.
DSUs	—	—

26 | TC Energy Management information circular 2023

Una Power AGE 58, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2019

Ms. Power is a corporate director and currently serves on the board of directors of The Bank of Nova Scotia (chartered bank) and Teck Resources Limited (diversified mining company). She previously served as a director of Kinross Gold Corporation (gold producer) from April 2013 to May 2019.
Ms. Power was the Chief Financial Officer of Nexen Energy ULC (Nexen) from February 2013 to March 2016, a former publicly-traded energy company that is now a wholly-owned subsidiary of CNOOC Limited. During her 24-year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment.
Ms. Power holds a Bachelor of Commerce (Honours) degree from Memorial University and holds Chartered Professional Accountant, Chartered Accountant and Chartered Financial Analyst designations. She has completed executive development programs at Wharton Business School and INSEAD.

Independent
Skills and experience
•Accounting/audit
•Capital markets/mergers & acquisitions
•Energy, pipelines & midstream
•Enterprise risk management
•Governance
•Human resources & compensation
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$1,350,292
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
6/6 special meetings
(100%)
•Audit committee (Chair)
4/4 meetings
(100%)
•Health, Safety, Sustainability and Environment committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	666,909,095 (96.46%)		24,453,949 (3.54%)
2021	656,433,773 (99.58%)		2,769,535 (0.42%)
2020	610,109,928 (99.84%)		951,980 (0.16%)
Other public company boards and date	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank) (since April 2016)	TSX, NYSE		Human Capital and Compensation Risk
Teck Resources Limited (diversified mining company) (since April 2017)	TSX, NYSE		Audit (Chair) Compensation & Talent
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	1,560	1,560	Ms. Power has until May 3, 2024 to meet the requirements.
DSUs	23,031	15,512

TC Energy Management information circular 2023 | 27

Mary Pat Salomone AGE 62, NAPLES, FL, U.S.A. | DIRECTOR SINCE 2013

Ms. Salomone is a corporate director. She previously served as a director of Intertape Polymer Group (manufacturing) from November 2015 to June 2022 as well as Herc Rentals (rental equipment) from July 2016 to December 2021. Ms. Salomone was Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007. Ms. Salomone served as a trustee of the Youngstown State University Foundation from 2013 through 2019.
Ms. Salomone previously served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of directors of Cleveland’s Manufacturing Advocacy & Growth Network.
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Independent
Skills and experience
•Electric power & electrification value chain
•Enterprise risk management
•Governance
•Government, regulatory & stakeholder relations
•Human resources & compensation
•Major projects
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$2,219,023
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
5/6 special meetings
(83%)
•Governance committee
3/3 meetings
(100%)
•Health, Safety, Sustainability and Environment committee (Chair)
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	686,281,911 (99.27%)		5,081,133 (0.73%)
2021	617,281,517 (93.64%)		41,921,791 (6.36%)
2020	607,388,025 (99.40%)		3,673,883 (0.60%)
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	3,500	3,500	Yes
DSUs	36,912	31,693

28 | TC Energy Management information circular 2023

Indira Samarasekera AGE 70, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2016

Dr. Samarasekera has been serving as a senior advisor for Bennett Jones LLP (law firm) since September 2015. She has also served on the boards of Intact Financial Corporation (property and casualty insurance) since May 2021, Magna International Inc. (manufacturing, auto parts) since May 2014 and Stelco Holdings Inc. (manufacturing) since May 2018. Dr. Samarasekera also currently serves on the selection panel for Canada’s outstanding chief executive officer of the year, is a member of the TriLateral Commission and is a Fellow of the Royal Society of Canada. She previously served on the board of The Bank of Nova Scotia (chartered bank) from May 2008 to April 2021.
Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on steel process engineering and she was the first incumbent of the Dofasco Chair in Advanced Steel Processing at the University of British Columbia. From 2005 to 2015, she served as President of the University of Alberta. Prior to that, she was elected to the National Academy of Engineering in the U.S. She has also served as the chair of the Worldwide Universities Network and has served on several boards and committees including the Asia-Pacific Foundation, the Rideau Hall Foundation, the Prime Minister’s Advisory Committee for Renewal of the Public Service, a Presidential Visiting Committee at the Massachusetts Institute of Technology and Canada’s Science, Technology, Innovation Council.
Dr. Samarasekera has received honorary degrees from the Universities of Alberta, British Columbia, Toronto, Waterloo, Montréal, Western and Queen's in Canada, and Queen’s University in Belfast, Northern Ireland, U.K. She received the Peter Lougheed Leadership Award from the Public Policy Forum in Canada in 2012 and was awarded the Order of Canada in 2002. Dr. Samarasekera was also granted a PhD in metallurgical engineering from the University of British Columbia in 1980 and, as a Hays Fulbright Scholar, she earned a Master of Science from the University of California in 1976.
She is also a member of the Committee on the Future of Corporate Governance in Canada, a committee established by TMX Group and the Institute of Corporate Directors whose work focuses on providing guidance on corporate governance matters facing public companies in Canada.

Independent
Skills and experience
•CEO
•Enterprise risk management
•Governance
•Government regulatory & stakeholder relations
•Human resources & compensation
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$1,828,119
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
5/6 special meetings
(83%)
•Governance committee
3/3 meetings
(100%)
•Human Resources committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	684,230,909 (98.97%)		7,132,135 (1.03%)
2021	656,284,177 (99.56%)		2,919,131 (0.44%)
2020	608,226,647 (99.54%)		2,834,982 (0.46%)
Other public company boards and date	Stock exchange		Board committees
Intact Financial Corporation (property and casualty insurance)(since May 2021)	TSX		Human Resources and Compensation (Chair) Compliance Review and Corporate Governance
Magna International Inc. (manufacturing, automotive parts) (since May 2014)	TSX, NYSE		Talent Oversight and Compensation (Chair) Technology
Stelco Holdings Inc. (manufacturing) (since May 2018)	TSX		Environment, Health and Safety (Chair)
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	—	—	Yes
DSUs	33,293	28,273

TC Energy Management information circular 2023 | 29

Siim A. Vanaselja AGE 66, TORONTO, ON, CANADA | BOARD CHAIR | DIRECTOR SINCE 2014

Mr. Vanaselja is a corporate director. He is currently the Chair of the Board. He has also served on the board of directors of Great-West Lifeco Inc. (financial services) since May 2014, Power Corporation of Canada (financial services) since May 2020 and RioCan Real Estate Investment Trust (real estate) since May 2017.
Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm KPMG Canada in Toronto.
Mr. Vanaselja previously served as a member of the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s working council for Chief Financial Officers and Moody’s Council of Chief Financial Officers. During the period of the 2008 global financial crisis, he was a member of the Minister of Finance’s Special Advisory Committee to address the continued functioning of financial and credit markets in Canada.
He is a member of the Institute of Corporate Directors and a fellow of the Chartered Professional Accountants of Ontario. He holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers Big Sisters of Toronto, St. Mary’s Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

Independent
Skills and experience
•Accounting/audit
•Capital markets/mergers & acquisitions
•Enterprise risk management
•Governance
•Government, regulatory & stakeholder relations
•Human resources & compensation
•Major projects
•Strategy & leading growth
At-risk investment
$5,256,095
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors (Chair)
5/5 regularly scheduled
meetings (100%)
6/6 special meetings
(100%)
•Governance committee
3/3 meetings
(100%)
•Human Resources committee
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	614,128,533 (88.83%)		77,234,511 (11.17%)
2021	599,020,724 (90.87%)		60,182,584 (9.13%)
2020	583,806,323 (95.54%)		27,255,585 (4.46%)
Other public company boards and date	Stock exchange		Board committees
Great-West Lifeco Inc. (financial services) (since May 2014)	TSX		Audit (Chair) Risk
Power Corporation of Canada (financial services) (since May 2020)	TSX		Audit (Chair)
RioCan Real Estate Investment Trust (real estate) (since May 2017)	TSX		Nominating and Environmental, Social and Governance (Chair) Audit People, Culture and Compensation
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	12,000	12,000	Yes
DSUs	83,722	68,591

30 | TC Energy Management information circular 2023

Thierry Vandal AGE 62, MAMARONECK, NY, U.S.A | DIRECTOR SINCE 2017

Mr. Vandal is the President of Axium Infrastructure U.S., Inc. (independent infrastructure fund management firm) and currently serves on the board of directors for Axium Infrastructure Inc. (infrastructure fund management) and The Royal Bank of Canada (chartered bank). He is also Governor Emeritus at McGill University.
Mr. Vandal previously served as President and Chief Executive Officer for Hydro-Québec (electric utility) from 2005 to May 2015. He has also served as a director for HEC Montréal from 2006 to October 2017, director for Veresen Inc. (energy infrastructure) from 2015 to July 2017, Chairman of BioFuelNet Canada (biofuels industry) from 2013 to 2015, Chairman of the Conference Board of Canada from 2009 to 2010 and was a McGill University Governor from 2006 to 2017 as well as Chair of its Finance Committee from 2010 to 2017. He also served on the international advisory boards of École des Hautes Etudes Commerciales (HEC) Montréal from 2017 to 2022 and McGill University from 2019 to 2022.
Mr. Vandal holds a Bachelor of Engineering degree from École Polytechnique de Montréal and a Master of Business Administration in finance from HEC Montréal. In 2012, he was named Canadian Energy Person of the Year by the Canadian Energy Council. He was also awarded an honorary doctorate by the Université de Montréal in 2007.

Independent
Skills and experience
•Accounting/audit
•CEO
•Electric power & electrification value chain
•Energy, pipelines & midstream
•Governance
•Human resources & compensation
•Major projects
•Strategy & leading growth
At-risk investment
$1,939,915
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
5/5 regularly scheduled
meetings (100%)
4/6 special meetings
(67%)
•Audit committee
3/4 meetings
(75%)
•Human Resources committee (Chair)
5/5 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	686,500,888 (99.30%)		4,862,157 (0.70%)
2021	655,958,612 (99.51%)		3,244,696 (0.49%)
2020	610,317,180 (99.88%)		744,728 (0.12%)
Other public company boards and date	Stock exchange		Board committees
The Royal Bank of Canada (chartered bank) (since August 2015)	TSX, NYSE		Human Resources (Chair) Risk
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	269	269	Yes
DSUs	35,060	27,120

TC Energy Management information circular 2023 | 31

Dheeraj "D" Verma AGE 45, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2022

Mr. Verma is currently a Senior Advisor to Quantum Energy Partners (Quantum), a private equity firm focused on the global energy sector. He served on the Executive and Investment Committees of the firm from 2008 until 2021 and was also the President of the firm from 2017 through 2021. As part of his responsibilities, Mr. Verma also served as a director on several boards of private energy companies controlled by Quantum.
During his time with Quantum, Mr. Verma was responsible for investing and then stewarding significant institutional equity capital across the energy value chain, including in the upstream, midstream, oilfield services, power generation, renewables, technology and energy transition segments of the industry. He was also actively involved in investing in and helping build some of the largest private equity backed energy companies in North America. Among many other responsibilities, he was also one of the key architects of the firm’s ESG strategy and oversaw the firm’s operational efforts and reporting in this regard.
Prior to joining Quantum, Mr. Verma was a senior member of J.P. Morgan’s Mergers and Acquisitions group in New York from 2001 through 2008 and advised various public and private companies, including electric and gas utilities and renewable/conventional power generators, on strategic and financial transactions.
Mr. Verma has a B.A./B.S. in Mathematics and Finance from Ithaca College and a Masters in International Management from Thunderbird School of Global Management.

Independent
Skills and experience
•Capital markets/mergers & acquisitions
•CEO
•Electric power & electrification value chain
•Energy, pipelines & midstream
•Governance
•Human resources & compensation
•Operations/health, safety, sustainability & environment
•Strategy & leading growth
At-risk investment
$1,991,915
TC Energy
Board/committees
2022 meeting attendance
•Board of Directors
3/3 regularly scheduled
meetings (100%)
5/5 special meetings
(100%)
•Audit committee
2/2 meetings
(100%)
•Human Resources committee
3/3 meetings
(100%)

Annual meeting voting results	Votes in favour		Votes withheld
2022	690,031,021 (99.81%)		1,332,024 (0.19%)
2021	—		—
2020	—		—
Other public company boards and date	Stock exchange		Board committees
—	—		—
TC Energy securities held	2023	2022	Meets share ownership requirements
Shares	32,000	—	Yes
DSUs	4,276	—

32 | TC Energy Management information circular 2023

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TC Energy's Board.
Currently, none of our directors serve together on another board. There are no board interlocks.
We also place limits on the number of public company boards that our directors may serve on. See Governance - Serving on other boards on page 37.
MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows each director's 2022 attendance record, which averaged 90 per cent for all Board and committee meetings. The table reflects attendance at all meetings, including six special meetings which were called on relatively short notice. The Board also held one strategic issues session and two focus sessions in 2022.

	Meeting attendance
	Board of directors[5]				Board committees
	Regularly scheduled meetings		Special meetings[1]		Audit		Governance		Health, Safety, Sustainability and Environment		Human Resources		Overall attendance
	#	%	#	%	#	%	#	%	#	%	#	%	%
Cheryl F. Campbell[2]	3/3	100	3/4	75	2/2	100	—	—	3/3	100	—	—	92
Stéphan Crétier	2/2	100	1/1	100	—	—	2/2	100	—	—	2/2	100	100
Michael R. Culbert	5/5	100	5/6	83	4/4	100	—	—	5/5	100	—	—	95
William D. Johnson	5/5	100	5/6	83	4/4	100	—	—	—	—	5/5	100	95
Susan C. Jones	5/5	100	6/6	100	4/4	100	—	—	—	—	5/5	100	100
Randy Limbacher	2/2	100	1/1	100	2/2	100	—	—	2/2	100	—	—	100
John E. Lowe	5/5	100	6/6	100	—	—	3/3	100	5/5	100	—	—	100
David MacNaughton[3]	5/5	100	3/6	50[3]	—	—	3/3	100	5/5	100	—	—	84
François L. Poirier[4]	5/5	100	6/6	100	—	—	3/3	100	—	—	5/5	100	100
Una Power	5/5	100	6/6	100	4/4	100	—	—	5/5	100	—	—	100
Mary Pat Salomone	5/5	100	5/6	83	—	—	3/3	100	5/5	100	—	—	95
Indira Samarasekera	5/5	100	5/6	83	—	—	3/3	100	—	—	5/5	100	95
D. Michael G. Stewart	2/2	100	1/1	100	2/2	100	—	—	—	—	2/2	100	100
Siim A. Vanaselja	5/5	100	6/6	100	—	—	3/3	100	—	—	5/5	100	100
Thierry Vandal	5/5	100	4/6	67	3/4	75	—	—	—	—	5/5	100	85
Dheeraj "D" Verma	3/3	100	5/5	100	2/2	100	—	—	—	—	3/3	100	100

1    Special meetings are called on short notice and are not part of the Board's regular schedule.
2    On June 7, 2022, Ms. Campbell was appointed as a director and became a member of the Audit and Health, Safety, Sustainability and Environment committees.
3    Mr. MacNaughton was unavailable to attend certain special meetings scheduled on short notice due to illness.
4    Mr. Poirier was not a member of any committees, but was invited to attend committee meetings as required.
5    Messrs. Crétier, Limbacher and Stewart retired from the Board on April 29, 2022.
TC Energy Management information circular 2023 | 33

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders.
This section discusses our approach to governance and describes our Board and how it works.
About our governance practices
Our Board and management are committed to the highest standards of ethical conduct and corporate governance.
TC Energy is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S.
Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the Canada Business Corporations Act (CBCA), TSX and Canadian Securities Administrators (CSA), including:
•National Instrument 52-110, Audit Committees,
•National Policy 58-201, Corporate Governance Guidelines, and
•National Instrument 58-101, Disclosure of Corporate Governance Practice.

	WHERE TO FIND IT

>	Governance	34
	About our governance practices	34
	Board characteristics	35
	Governance philosophy	38
	Role and responsibilities of the Board	41
	Orientation and education	52
	Board effectiveness and director assessment	54
	Engagement	59
	Communicating with the Board	60
	Shareholder proposals	60
	Advance notice bylaw	60
	Sustainability and environmental, social and governance matters	61
	Board committees	65

We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.
Our governance practices comply with the NYSE standards for U.S. companies in all significant respects. As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards. Our corporate governance practices do not significantly differ from those required to be followed by U.S. domestic issuers under the NYSE's listing standards. A summary of our governance practices compared to U.S. standards can be found on our website (www.tcenergy.com).
We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
34 | TC Energy Management information circular 2023

Board characteristics
Our Board and its members exemplify strong principles of corporate governance:
•an independent, non-executive Chair,
•all directors except our CEO are independent,
•knowledgeable, diverse and experienced directors who ensure that we promote ethical behaviour throughout TC Energy,
•qualified directors who can make a meaningful contribution to the Board, the development of our strategy and business and oversight of our risk management processes,
•significant share ownership requirements to align the directors’ interests with those of our shareholders,
•annual assessments of Board, Chair, committee and director effectiveness, and
•an effective board size.
Based on the current Board composition, 12 of 13 or 92 per cent of our directors are independent. Assuming all director nominees are elected, 12 of 13 or 92 per cent of our directors will be independent.
SIZE AND COMPOSITION
TC Energy's articles state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 13 directors will be elected this year at the annual meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors, the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.
We believe our Board must consist of qualified, diverse and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and energy sectors.
BOARD DIVERSITY
TC Energy has long been committed to promoting diversity on our Board. In 1999, we revised our Corporate governance guidelines to include a variety of diversity criteria for Board membership. Under these guidelines, when selecting new members for nomination to the Board, the Governance committee takes fully into account the desirability of maintaining a balanced diversity of backgrounds, skills and experience, and personal characteristics such as age, gender and the geographic residence of directors.
In addition to our Corporate governance guidelines, as a further commitment to promoting Board diversity, in February 2018, the Board adopted and endorsed a Board diversity policy, which relates to the identification and nomination of directors generally. The objective of the policy is to increase Board diversity by seeking qualified director nominees, while considering diversity criteria. The diversity criteria includes skills, expertise, industry experience and personal characteristics such as age, gender, ethnicity and other distinctions of potential director nominees.
More specifically, in seeking suitable director nominee candidates, the Governance committee will:
•consider all aspects of diversity,
•assess the skills and backgrounds collectively represented on the Board to ensure that they reflect the diverse nature of the business environment in which we operate,
•consider candidates on merit against objective criteria having due regard to the benefits of diversity on the Board, and
•at their discretion, engage qualified independent external advisors to identify and assess candidates that meet the Board’s skills and diversity criteria.
As part of its ongoing process of seeking potential Board candidates for future consideration and nomination, TC Energy's search consultant is asked to consider qualified candidates with salient industry experience who identify as women, members of visible minorities, Aboriginals and persons with disabilities.
TC Energy Management information circular 2023 | 35

Pursuant to the Board diversity policy, the Board has a target of at least 30 per cent women on our Board. Further, if the Board composition falls below the target of 30 per cent women on the Board, the Governance committee will commit to increasing the gender diversity representation to this target by the next annual meeting of shareholders. Assuming all the director nominees are elected this year, we will continue to exceed our target with 38 per cent of the Board being comprised of women.
In addition, each year, the Governance committee will:
•assess the effectiveness of the Board diversity policy, including receiving updates on TC Energy's board diversity statistics, peer diversity policies and shareholder expectations on diversity,
•monitor and review our progress in achieving the target for gender diversity,
•monitor the implementation of the Board diversity policy, and
•report to the Board and recommend any revisions to the Board diversity policy that may be necessary.
TC Energy has a director term limit and retirement policy that stipulates once a director turns 73 or has served more than 15 years on the Board, whichever comes first, such director will not stand for re-election at the next annual meeting. Notwithstanding age limits, a director will be eligible to serve on the board for at least five years in order to ensure a robust level of Board continuity and to permit onboarded directors to serve a sufficient term to meaningfully contribute to the Board. For more information, please see our Governance - Board effectiveness and director assessment - Director tenure, on page 58.
Women on the Board
Currently, five of 13, or 38 per cent of the Board is composed of women. After the annual meeting, if all the nominated directors are elected, five of 13, or approximately 38 per cent of the Board will be composed of women, which exceeds our target of 30 per cent women on the Board.

2019 25% 2020 29% 2021 29% 2022 33% 2023 38% Target 30% 0 5 10 15 20 25 30 35 40
Other Designated Groups on the Board
Currently, two of 13, or 15 per cent of the Board is composed of members of visible minorities. There are no persons with disabilities or Aboriginal peoples currently serving on the Board. After the annual meeting, if all the nominated directors are elected, two of 13, or 15 per cent of the Board will be composed of members of visible minorities, zero of 13, or zero per cent of the Board will be composed of Aboriginal peoples and zero of 13, or zero per cent of the Board will be composed of persons with disabilities.
Although we do not have specific targets regarding Board membership for each of the above noted groups, as described above, the Governance committee does specifically consider the representation of each of these groups in its nomination of potential director candidates. In addition, we believe that our Board diversity policy and Corporate governance guidelines sufficiently encourage our Governance committee to consider the current number of Aboriginal peoples, members of visible minorities and persons with disabilities when selecting director candidates.
36 | TC Energy Management information circular 2023

INDEPENDENCE
An independent board is a fundamental principle of governance. We believe that the majority of our directors are independent in accordance with applicable Canadian legal requirements and guidelines, and consistent with the applicable independence criteria of the regulations of the SEC and rules of the NYSE.
The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. The Governance committee also reviews family relationships and associations with companies that have relationships with TC Energy when it reviews director independence.
The Board has determined that 12 of 13 or 92 percent of the nominated directors are independent. Mr. Poirier is not independent because of his role as President and CEO.
Other than as described above, none of the directors have a direct or indirect material relationship with TC Energy that could reasonably be expected to interfere with the exercise of their independent judgment.
Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Vanaselja has served as the independent non-executive Chair since May 5, 2017.
Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.
Serving on other boards
To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:
•outside directors may not serve on more than four public company boards in total (including TC Energy),
•the CEO may not serve on more than two public company boards in total (including TC Energy), and
•Audit committee members may not serve on more than three audit committees in total (including TC Energy).
In February 2023, the Governance committee approved amendments to the policy to reflect that, for the purposes of counting public company boards, each non-executive board chair role will be counted as two board seats.
Currently, all of our directors, other than the Chair of the Board, meet our overboarding policy requirements. The Governance committee has approved a grace period to December 31, 2023 to allow the Chair of the Board a reasonable time period to comply with the revised guidelines.
We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TC Energy director or Board performance overall.
The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TC Energy’s pipeline systems in Canada and the U.S. are subject to regulation and, accordingly, we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest and related party transactions, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.
See the director profiles starting on page 20 for the other public company boards each nominated director serves on.
Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2022, the independent directors met separately at each regularly scheduled Board meeting. Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.
TC Energy Management information circular 2023 | 37

Governance philosophy
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.
The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees and clarify the responsibilities of the Board and management.
ETHICAL BUSINESS CONDUCT
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
The Code applies to all employees, officers and directors as well as contract workers of TC Energy and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code.
Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator or to our ethics help-line. The ethics help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.
Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.
The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The Audit committee oversees the procedures for receiving and reviewing complaints and determining a course of action. It also oversees the operation of the ethics help-line as part of its responsibilities.
Any waiver of the Code for our executive officers and directors must be approved by the Board, or the appropriate committee. There were no such waivers or material departures from the Code in 2022.
The Code is posted on our website (www.tcenergy.com).
In order to promote a culture of ethical business conduct across the company, TC Energy also maintains additional internal corporate policies with respect to gift giving and conflicts of interest that apply to our personnel.
38 | TC Energy Management information circular 2023

Conflicts of interest and related party transactions
The Code covers potential conflicts of interest and requires that all employees, officers, directors and contract workers of TC Energy avoid situations that may result in a potential conflict.
In the event an employee, officer, director or contract worker finds themselves in a potential conflict situation, the Code stipulates that:
•the conflict should be reported, and
•the person should refrain from participation in any decision or action where there is a real or perceived conflict.
The Code also notes that employees and officers of TC Energy may not engage in outside business activities that are in conflict with or detrimental to the interests of TC Energy. The CEO and the executive leadership team must receive consent from the Chair of the Governance committee for all outside business activities.
Under the Code, directors must also declare any material interest that they may have in a material contract or transaction and recuse himself or herself from related deliberations and approvals.
In addition to the Code, the directors and corporate officers of TC Energy are required to disclose any related parties and related party transactions in their annual directors and officers questionnaires. These questionnaires assist TC Energy in identifying and monitoring material related party transactions.
The Governance committee reviews and approves any material related party transactions prior to the transaction occurring, and maintains oversight over material related party transactions following such approval.
Related party transactions include any transactions between TC Energy (or any of its subsidiaries) and a related party that are material to TC Energy or the related party or are unusual in their nature or conditions and are inconsistent with the interests of TC Energy and its shareholders.
For this purpose, related parties include:
•key management personnel, such as TC Energy's directors and executive leadership team and their immediate family members,
•individuals and their immediate family members who exercise significant influence over TC Energy,
•entities where the individuals, including their immediate family members, noted above have substantial voting power or are able to exercise significant influence, and
•entities directly controlled by TC Energy.
There were no material conflicts of interests or related party transactions reported by the Board, CEO or the corporate officers, including the executive leadership team, in 2022.
Serving on other boards
The Board considers whether directors serving on the boards of, or acting as officers or in another similar capacity, for other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our directors' ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at a meeting, the director is not present during the discussion and does not vote on the matter.
Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents must receive the consent of the Chair of the Governance committee. All other employees must receive the consent of the Corporate Secretary or their delegate.
Affiliates
The Board oversees relationships between TC Energy and any affiliates to avoid any potential conflicts of interest.
TC Energy Management information circular 2023 | 39

MAJORITY VOTING
Our majority voting policy aligns with the majority voting requirements under the CBCA and applies to director elections where the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "against" proxy votes than five per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority (50 per cent plus one vote) of "for" votes cast by ballot with respect to their election, the director will not be considered elected. The Board may only appoint a nominee who fails to achieve a majority “for” vote if it is necessary to ensure the Board has a requisite number of resident Canadians or independent directors. Unelected incumbent directors who fail to achieve a majority vote may continue to serve for a short transition period after the election.
This policy does not apply if there is a proxy contest over the election of directors.
SHARE OWNERSHIP
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position.
As of March 1, 2023, all of our directors are in compliance with our director share ownership policy, which provides that directors must hold at least four times their annual retainer in shares or DSUs within five years of joining the Board. Certain directors are still within the five year period from their election to the Board.
See Aligning the interests of directors and shareholders on page 78 and Aligning the interests of executives and shareholders on page 92 for more information.
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Role and responsibilities of the Board
The Board’s primary responsibilities are to foster TC Energy’s long-term success and sustainability, oversee our business affairs and management and to act honestly, in good faith and in the best interests of TC Energy.
The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.
The Board has key duties and responsibilities, delegates some duties to its four standing committees and discharges others to management for managing the day-to-day affairs of the business.
The Chair of the Board is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO) and ensuring effective relations with Board members, shareholders, other stakeholders and the public.
CHARTERS AND POSITION DESCRIPTIONS
The Board and each committee have adopted a charter that outlines its principal responsibilities.
The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.
The Board charter describes the:
•composition and organization of the Board,
•duties and responsibilities for managing the affairs of the Board, and
•oversight responsibilities for:
•management and human resources,
•strategy and planning,
•financial and corporate issues,
•business and risk management, including compensation risk,
•policies and procedures,
•compliance reporting and corporate communications, and
•general legal obligations, including its ability to use independent advisors as necessary.
The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their respective terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.
See Schedule A for a copy of the Board charter. The Board charter, committee charters and position terms of reference for the Chair of the Board and the CEO are posted on our website (www.tcenergy.com).
TC Energy Management information circular 2023 | 41

STRATEGIC PLANNING
The Board provides oversight and direction in the strategic planning process to ensure we have a robust strategy that supports our vision of being North America’s premier energy infrastructure company today and in the future. We move, generate and store the energy people need every day. Our business consists of natural gas and crude oil transportation, storage and delivery systems and power generation assets that produce electricity. We are a team of energy problem solvers working to deliver energy in a more affordable, reliable and sustainable manner while developing lower carbon energy solutions ranging from natural gas, pumped hydro and renewables to carbon capture and hydrogen. Our goal is to develop, build and operate a portfolio of infrastructure assets that will enable us to prosper irrespective of the pace and direction of energy transition. To achieve this, we have a five-year strategic plan which we update and extend. We also hold strategic issues sessions with the Board throughout the year to consider specific and emerging issues. The Governance committee has accountability for overseeing the strategy development process and works with management to identify and discuss emerging issues, elevating topics for discussion with the entire Board as necessary. Guidance is also provided relative to the annual strategy cycle.
As part of our annual strategic plan review, management includes an assessment of energy fundamentals, the competitive environment and the stakeholder landscape to identify opportunities and threats to our business strategy. This session informs our annual strategic priorities and executive performance measures. We also periodically test our strategy against a range of energy supply and demand outlooks to confirm our resilience. The Board reviews, discusses and approves the revised and extended five-year strategic plan during our strategic plan review.
Throughout the year, the Board monitors management’s progress toward achieving strategic priorities. At each regularly scheduled Board meeting, management provides updates on the human, safety, technological and capital resources required to implement our strategy and relevant regulatory and ESG issues that may impact our strategy.

Board oversees our overall strategy / Governance committee oversees strategic process / Management revises and extends the five-year strategic plan, reflecting changes to our business / Management establishes annual strategic priorities to work on as part of the five-year plan / Management implements the strategic plan / The Board reviews management's progress at regular Board meetings / Strategic issues sessions are conducted on key topics / Management incorporates Board feedback into the strategic plan update
See Meeting attendance on page 33 for more information about the meetings held in 2022 and Orientation and education on pages 52 and 53 for more information about the strategic issues and planning sessions attended by Board members in 2022.

Board oversees our overall strategy / Governance committee oversees strategic process / Management revises and extends the five-year strategic plan, reflecting changes to our business / Management establishes annual strategic priorities to work on as part of the five-year plan / Management implements the strategic plan / The Board reviews management's progress at regular Board meetings / Strategic issues sessions are conducted on key topics / Management incorporates Board feedback into the strategic plan update

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RISK OVERSIGHT AND ENTERPRISE RISK MANAGEMENT
Risk management is embedded in all activities at TC Energy and is integral to the successful operation of our business. Our strategy is to ensure that our risks and related exposures are aligned with our objectives as well as our risk tolerances. We manage risk through a centralized enterprise risk management (ERM) program that systematically identifies enterprise risks, including ESG-related risks, that could materially impact the achievement of our objectives. The program and framework follows a principled approach and includes:
•enterprise risk register,
•enterprise risk heat map and report consisting of risk assessment, mitigation controls and key risk indicators (KRIs), and
•quarterly emerging risk reports.
The purpose of the ERM program is to address risks to, or yielding from, the execution of our business strategies, as well as enabling practices that allow us to identify and monitor emerging risks. Specifically, the ERM program and framework provides an end-to-end process for risk identification, analysis, evaluation and mitigation, and the ongoing monitoring and reporting to the Board, CEO and executive vice-presidents, including the Chief Risk Officer.
Process
Our Board retains general oversight of all enterprise risks, as identified below, and specifically has direct oversight of reputation and relationships, political and regulatory uncertainty, capital allocation strategy, and project execution and capital costs. The Board reviews the enterprise risk register annually and oversees how these risks are being managed and mitigated in accordance with TC Energy’s risk appetite and tolerances. The Board also participates in detailed presentations on each enterprise risk as required or requested.
The Board is informed quarterly on emerging risks and managements' response to these risks. If an emerging risk rises to the level of an enterprise risk then the Governance committee will review the mapping of such enterprise risk and the Governance committee chair will include the identified enterprise risk and the enterprise risk governance and execution owners in its report to the Board.
Our executive leadership team is accountable for developing and implementing risk management plans and actions, and effective risk management is reflected in their compensation. Each identified enterprise risk has an executive leadership team member as the governance and execution owner who provides an in-depth review for the Board on an annual basis.
In 2022, as part of our commitment to continuous improvement of the ERM program, we identified and adopted KRIs for identified risk events that may impact our ability to achieve our strategic objectives. These KRIs establish a set of appropriate indicators that provide quantifiable metrics and objective rationale, as well as meaningful trending, for each enterprise risk. Beginning in 2023, these KRIs will be used to inform the annual in-depth review conducted by the Board.
TC Energy Management information circular 2023 | 43

The enterprise risk register establishes clear accountabilities of the Board, committees and executives responsible for specific oversight of each enterprise risk. The following is a list of enterprise risks with the potential to affect our operations and the Board committee responsible for overseeing each enterprise risk. These are being continuously monitored through the program and its framework.

Enterprise Risk	Board/Board Committee Oversight
Business interruption	HSSE
Reputation and relationships	Board
Access to capital at a competitive cost	Audit/Board
Capital allocation strategy	Board
Cyber security	Audit
Climate change	HSSE
Political and regulatory	Board
Strategy and development	Board
Project execution and capital costs	Board
Talent attraction, retention and succession planning	Human Resources
In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions of the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.
Our process ensures that the Board is fully informed of the interrelationship between the business environment and its associated risks, and is intended to facilitate and stimulate discussion of our key business risks.
Our AIF and Annual report include more information about the risks applicable to TC Energy. The 2022 AIF and the 2022 Annual report are available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
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Information security/cyber security programs
TC Energy maintains a comprehensive cyber security strategy which aligns with regulatory and industry standards for cyber security, including but not limited to requirements under the Transportation Security Administration, Canada Energy Regulator (CER) and North American Electric Reliability Corporation. We also follow cyber security best practices outlined by the National Institute of Standards and Technology.
Our cyber security program is managed by our Chief Information Security Officer and includes the following key components:

Training and policies
All employees and contractors are required to complete mandatory cyber security awareness training annually. This training covers identifying and reporting cyber security related incidents and threats, such as suspicious emails. The cyber security office promotes awareness using safety moments and periodic presentations across the organization.
TC Energy also maintains a cyber security policy designed to ensure the safe, reliable and confidential usage of TC Energy’s digital assets. This policy outlines TC Energy’s required cyber security standards and reporting regimes for safeguarding TC Energy’s digital assets.

Monitoring	TC Energy continuously monitors our networks for threats to the organization and maintains comprehensive incident response plans/processes in the event of an information security breach.
External assessments/security audits	TC Energy engages third parties to conduct regular external assessments, audits and cyber security exercises (for example, penetration tests and red team exercises).
Insurance	TC Energy maintains conventional cyber insurance for data privacy breaches and insurance policies covering physical loss or damage to assets resulting from an information security breach.
Governance and risk management
Our cyber security strategy is regularly reviewed and updated, and the status of our cyber security program is reported to the Audit committee, which committee maintains oversight over cyber security risks, on a quarterly basis.
Reports on cyber security are also received by both senior management and the Board as part of our enterprise risk management system.

Members of the Board also periodically attend cyber security related training seminars. In late 2021, all members of the Board attended a Cyber security update presentation. For more information on the Board's education programs, please refer to Orientation and education - 2022 Director education program on page 53.
TC Energy has not experienced an information security breach in the last three years.
TC Energy Management information circular 2023 | 45

Committee responsibilities
The various Board committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each committee, and information on each risk focus area. The committees receive updates regularly from management on these areas, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each committee maintains an overall awareness of risk management for TC Energy, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description
Audit	Financial and cyber security risk
Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.
Ensures that:
•our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance, and
•risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.
Approves interim financial statements and related management's discussions and analysis.
Oversees cyber security and its related risks to TC Energy.

Governance	Enterprise risk management process and management allocation of enterprise risks
Oversees the ERM program and framework and meets with management annually to ensure there is proper Board and committee oversight according to the terms of their charters.
Recommends, along with the respective committee (or executive) assigned responsibility for specific enterprise risks, any enhancements to the risk management program and policies to the Board.

Health, Safety, Sustainability and Environment	Operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel, environmental and climate change-related risks
Monitors compliance with our health, safety, sustainability and environment corporate policies through regular reporting from management, within the framework of our integrated HSSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.
Monitors risk management for risks related to health, safety, sustainability and environment, including climate change related risks.
Committee holds regular sessions, outside formal committee meetings, with members of senior management to receive status, cost and notable updates on certain of TC Energy's major projects.

Human Resources	Human resources and compensation risk
Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TC Energy.
See Compensation governance starting on page 73 for more information about how we manage our compensation risk.

HSSE risk management system
The Health, Safety, Sustainability and Environment (HSSE) committee of the Board oversees operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel, environmental and climate change-related risks, as well as monitoring development and implementation of systems, programs and policies relating to HSSE matters through regular reporting from management. We use an integrated management system that establishes a framework for managing these risks and is used to capture, organize, document, monitor and improve our related policies, programs and procedures.
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Our management system, TOMS, is modeled after international standards, including the International Organization for Standardization (ISO) standard for environmental management systems, ISO 14001, and the Occupational Health and Safety Assessment Series for occupational health and safety. TOMS also conforms to applicable industry standards and complies with applicable regulatory requirements. Periodic audits of TOMS, as they apply to our Canadian assets, are conducted by the CER and lessons learned from these audits are shared and applied across our system where applicable. TOMS covers the lifecycle of our assets and follows a continuous improvement cycle organized into four key areas:
•Plan – risk and regulatory assessment as well as objective and target setting, while striving for zero incidents plus defining roles and responsibilities,
•Do – development and implementation of programs, procedures and standards to manage operational risk,
•Check – incident reporting, investigation, assurance activities, including internal and external audits and performance monitoring,
•Act – non-conformance, non-compliance and opportunities for improvement are managed and assessed by management.
The HSSE committee reviews performance and operational risk management. It receives updates and reports on:
•overall HSSE corporate governance,
•operational performance and preventive maintenance metrics,
•asset integrity programs,
•significant occupational safety and process safety incidents,
•occupational and process safety performance metrics,
•our Occupational Health and Hygiene Program, which includes physical and mental health and psychological safety,
•emergency preparedness, incident response and evaluation,
•environment programs,
•biodiversity and land reclamation,
•developments in and compliance with applicable legislation and regulations, including those related to the environment,
•prevention, mitigation and management of risks related to HSSE matters, including climate change or business interruption risks, such as pandemics, that may adversely impact TC Energy,
•sustainability matters, including social, environmental and climate change related risks and opportunities as well as related voluntary public disclosure such as our Report on Sustainability, Reconciliation Action Plan, ESG Data Sheet and GHG Emissions Reduction Plan.
The HSSE committee also maintains oversight of significant or complex capital projects, including the monitoring of prescribed performance criteria. Starting in late 2022, the committee began holding regular sessions, outside formal committee meetings, with members of senior management to receive status, cost and notable updates on certain of these capital projects.
The HSSE committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits.
Generally, each year the committee or the committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSSE practices. All Board members are invited to attend our site tours. In 2022, a majority of Board members attended the site tour.
The safety of our employees, contractors and the public, the integrity of our pipelines, and our power and energy solutions infrastructure, are a top priority. All assets are designed, constructed and commissioned with full consideration given to safety and integrity, and are placed in service only after all necessary requirements, both regulatory and internal, have been satisfied.
TC Energy Management information circular 2023 | 47

SUCCESSION PLANNING
The Board is responsible for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role and assessment of developmental opportunities to increase senior executive bench strength.
The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets formally with each executive at least twice a year, and more frequently as necessary, to discuss progress on their development plan.
The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.
ACCESS TO MANAGEMENT
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Chair of the Board and committee Chairs also connect with the CEO and relevant executives as needed.
The Board encourages the CEO and executives to include key managers in Board and committee meetings so they can share their expertise on specific matters. This approach gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.
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MANAGEMENT DIVERSITY
Our inclusion and diversity vision
At TC Energy, we are committed to building an inclusive and diverse workforce. We actively strive to promote an inclusive culture where everyone is respected, valued and has the opportunity to contribute to their full potential.
Our strategic intent
We believe having an inclusive and diverse workforce creates a competitive advantage for our business benefiting TC Energy now and into the future. Inclusion and diversity in the workforce contributes to collaborative solutions, enhances our performance and delivers superior business results.
Our foundation and approach
Our Executive leadership team, which includes our CEO, six executive vice-presidents and two senior vice-presidents, annually evaluates progress against specific talent objectives including enterprise-wide inclusion and diversity goals. Based off these enterprise goals, our Inclusion and diversity executive council aligns its inclusion and diversity related priorities and actions to be executed within the business units throughout the year.
Our Executive leadership team is actively engaged with succession assessment and planning to ensure we have the right diversity in our leadership group with the capability to develop and execute our corporate strategy. This is further shared with our Board to ensure we have a healthy and sustainable talent pipeline for the future.
To help advance our inclusion and diversity priorities, we have developed the following approach and actions:
•an integrated approach which includes Board and executive oversight,
•an executive sponsored Inclusion and diversity executive council and Chief diversity officer,
•an Indigenous advisory council, comprised of leaders representing Indigenous interests across Canada,
•specific measurable inclusion and diversity goals evaluated against external benchmarking,
•corporate policies and compliance programs to support consistent standards across TC Energy,
• enterprise communications promoting inclusion and diversity priorities and rationale and highlighting diverse voices within our teams,
•annual training, including mandatory Inclusion and Unconscious Bias training for all employees and mandatory psychological safety training for all people leaders,
•an Inclusion & Diversity Champion program comprised of employees and supported by the Inclusion and Diversity Executive Council,
•talent development strategies aimed at attracting, retaining and developing more diverse talent pools, and
•aligned community partnerships and community workforce giving and investment.
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Our goals
The executive leadership team has established specific diversity goals related to the percentage of women and members of visible minorities to be represented in all levels of leadership (which includes managers and above). These goals are based on the diversity of our broader workforce and we believe they will have an impactful positive result for our overall diversity vision.
Our objectives are for:
•women to hold 40 per cent of all leadership positions in our corporate locations of Calgary, Houston, Charleston and Mexico City by 2025,
•members of visible minorities to hold 17 per cent of all leadership positions across our Canadian and U.S. workforce by 2025, and
•100 per cent of leaders and employees to be trained on how to recognize and mitigate unconscious bias and how to create and sustain an inclusive workplace.
While we have not established specific goals for other designated groups under the CBCA at this time, we consider these groups an integral part of our overall diversity vision and continuing to grow our culture of inclusion. As part of our Reconciliation Action Plan commitments, we established an Indigenous Advisory Council to advise our executive leadership team and advance our vision to build and sustain support of Indigenous groups through early and honest communication, by mitigating impacts, and mutually-beneficial partnerships. We are focused on improving attraction and retention of Indigenous talent, development of stronger relationships and partnerships with Indigenous groups, and expanding our hiring and contracting efforts through Indigenous participation and supply chain activities.
Our outcomes
Since the establishment of our corporate leadership goals in 2018, we have increased the representation of women in leadership positions at our Calgary, Charleston, Houston and Mexico City corporate locations from 32 per cent to 35 per cent. We have increased the representation of visible minorities holding leadership positions across our Canadian and U.S. workforce from 11 per cent to 17 per cent.

Women in Leadership Positions in our Corporate Locations (Calgary, Charleston, Houston & Mexico City) 2019 32% 2020 34% 2021 36% 2022 36% 2023 YTD 35% 2025 Target 40% 0% 10% 20% 30% 40% 50%
Visible Minorities in Leadership Positions (Canada & U.S.) 2019 11% 2020 12% 2021 14% 2022 14% 2023 YTD 17% 2025 Target 17% 0% 5% 10% 15% 20%

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CBCA Disclosure
The CBCA requires diversity disclosure for our senior management team, which includes the Chair of our Board and our executive leadership, for four designated groups being women, members of visible minorities, Aboriginal peoples, and persons with disabilities.
Ten per cent, or one of ten, of our senior management team are women. When we exclude the Chair of the Board, 11 per cent, or one of nine, of our executive leadership team are women.
Members of visible minorities hold 17 per cent of leadership positions in the Canadian and U.S. workforce. Currently one out of ten, or ten per cent of the senior management team identify as members of visible minorities. When we exclude the Chair of the Board, 11 per cent, or one of nine, of our executive leadership team identify as members of visible minorities.
Persons with disabilities hold three per cent of all leadership positions in our Canadian and U.S. workforce. Currently one out of ten, or ten per cent of the senior management team identify as persons with disabilities. When we exclude the Chair of the Board, 11 per cent, or one of nine, of our executive leadership team identify as persons with disabilities.
Aboriginal peoples hold two per cent of leadership positions within the Canadian workforce. Currently zero out of ten members, or zero per cent of members of the senior management team identify as Aboriginal peoples.
Data requirements for the designated groups vary in the geographic areas in which TC Energy operates, as per the prescribed definitions and governing laws of such jurisdictions. Self-disclosure is voluntary for members of visible minorities, persons with disabilities and Aboriginal peoples and as a result, representation may be under-reported.
As of the date of this circular, over 99 per cent of our workforce has completed the inclusion and unconscious bias awareness training with an ongoing commitment to expanding education within this space.
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Orientation and education
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues and historical and financial information about TC Energy. They also typically have an opportunity to visit and tour our facilities and project sites and meet with the CEO, executive vice-presidents and other directors.
We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with the CEO and each executive vice-president for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new Board committee members.
Directors receive a reference manual with:
•details about their duties and obligations as a member of the Board,
•information about our business and operations,
•copies of the Board and committee charters,
•copies of recent public disclosure filings,
•documents from recent Board meetings, and
•a copy of the current year's strategic plan.
The Governance committee reviews the orientation program and reference manual every year so they continue to meet our needs and those of new directors.
The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors. Our 2022 education program included four in-depth focus sessions covering the topics of global crude oil markets, natural gas fundamentals, power fundamentals and low carbon energy transition scenarios.
Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.
We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.
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2022 DIRECTOR EDUCATION PROGRAM

Date	Topic	Presented/hosted by	Attended by
January 12	Energy's Hot Market	National Association of Corporate Directors	Cheryl F. Campbell
January 19	Focus on Governance	National Association of Corporate Directors	Cheryl F. Campbell
January 26	Shareholder Activism	Board Ready Women	Michael R. Culbert Susan C. Jones
January 28	Strategic Priorities & Energy Future	Canada Energy Regulator Business Council of Alberta	Michael R. Culbert
February 14	Canada Can’t Afford to Bleed Capital	Stéfane Marion, Chief Economist, National Bank Business Council of Alberta	Michael R. Culbert
February 28	Methane Emissions Management	Energy Council	Michael R. Culbert
March 1	Alberta 2022 Budget Review	Travis Toews, Finance Minister Business Council of Alberta	Michael R. Culbert
March 4	The Role of the Board During the Russian Invasion of Ukraine	National Association of Corporate Directors	Mary Pat Salomone
March 10	Transition to Net Zero	Institute of Corporate Directors	Susan C. Jones
March 16	Board Compensation Practices	National Association of Corporate Directors	Susan C. Jones
April 6	Digital Transformation	Institute of Corporate Directors	Susan C. Jones
May 16	Culture in the Board Room	Board Ready Women	Michael R. Culbert
May 17	Proxy Deep Dive	Hugessen Consulting	Michael R. Culbert
May 31	Global Commodities and Economic Fundamentals	Helima Croft and Tom Porcelli, RBC Capital Markets	All directors (except Thierry Vandal and Una Power)
June 1	Russia/Ukraine Implications for Cyber & Supply Chain	National Association of Corporate Directors	Cheryl F. Campbell
June 7	Energy Policy in North America in Light of Energy Security	Robert Johnson, Energy and Climate, Eurasia Group	All directors
	Perspectives on ESG and Strategic Challenges in the Mining Industry	Paul Knight, Metals and Mining Division, Barclays	All directors
July 8	Mexico Backgrounder	TC Energy	All directors (except Susan C. Jones, Mary Pat Salomone, Indira Samarasekera, Siim A. Vanaselja and Dheeraj "D" Verma)
July 21	Risk Management	Women Corporate Directors Foundation	Mary Pat Salomone
October 12	Security vs. Climate	PETRONAS / University of Calgary	Michael R. Culbert
October 19	Mindful (Risk-Aware) Leadership	Dr. Andrew Hopkins	All directors (except William D. Johnson, David MacNaughton, Indira Samarasekera, Siim A. Vanaselja and Thierry Vandal)
Active Audit of Critical Risk Controls
Outside Tour Observations
October 27	Economic update & Audit committee topics	National Association of Corporate Directors and KPMG	Cheryl F. Campbell
November 1	Looking forward at 2023 Executive Compensation	Hugessen Consulting	Michael R. Culbert
November 8	U.S. Midterm Election Results – Implications for TC Energy	Christopher Putala, Putala Strategies Matt Rhoades, CGCN Group	All directors
November 11	Ethics	UNC School of Law	William D. Johnson
December 6	Follow the Money: Understanding Capital Flows	ISF Webinar Series	Michael R. Culbert
December 14-15	Focus 2023: Defensive Outlook for Capital Markets & Energy Outlook	Scotiabank	Michael R. Culbert
TC Energy Management information circular 2023 | 53

Board effectiveness and director assessment
The Governance committee oversees an assessment of the performance of the Board, the Chair, Board committees and individual directors annually and reports the results to the Board.
The assessment process involves both the Chair of the Board and Chair of the Governance committee meeting separately with each director individually for the individual director assessment. The individual director assessment also includes a discussion of expectations for directors serving on our Board, and providing specific feedback to each director on their performance as a member of the Board.
Interviews include questions about effectiveness, communication, personal and individual peer performance and soliciting input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.
The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.
In 2022, the assessment process showed that the Chair of the Board, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.
FINANCIAL LITERACY
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 20, in the Audit committee report on page 66 and in the AIF which is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).

Assessment / Committee analysis and discussion / Board discussion and report
Chair of Board and Chair of Governance committee interviews each director - Results reported to Governance committee for discussion - Chair of Governance committee reports to Board
Chair of Governance committee interviews each director about Chair of Board
Committee self-assessment - Committee discussion - Chair of each committee reports to Board
Chair of Board interviews CEO and each executive vice-president about Board - Chair of Board reports to Board

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BOARD RENEWAL
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each Board committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities.
The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates and canvasses the entire Board for potential nominees. From time to time, the committee uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.
The committee looks for a mix of skills and experience required for overseeing our business and affairs. While candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings, the Board also specifically considers diversity factors. The Board considers personal characteristics such as gender, ethnic background, geographic residence and other distinctions when looking at diversity. Board diversity is discussed under the section Governance - Board characteristics - Board diversity on pages 35 and 36.
Candidates who are being nominated for the first time must have experience in industries similar to ours or experience in general business management or with corporations or organizations that are similar in size and scope. Candidates must also be willing to serve on the Board and able to devote the necessary time to fulfill their duties and responsibilities.
The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.
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The committee ensures that the Board seeks expertise in the following key areas:

Area of expertise	Definition
Accounting/audit	Expertise with financial statements and financial reporting matters, and an understanding of critical accounting policies and issues relevant to internal and external audit.
Capital markets/mergers & acquisitions	Expertise in debt and equity markets, banking and investor relations. Expertise with complex M&A transactions.
CEO	CEO of a large public company or a large, complex organization.
Electric power & electrification value chain	Expertise in the electric power generation, transmission and distribution space including nuclear, hydro, wind, solar and natural gas-fired generation; emerging power generation and storage technologies; and the North American electric utilities sector and electric power markets.
Energy, pipelines & midstream	Expertise in midstream energy infrastructure including liquids and natural gas pipelines, natural gas storage, LNG and upstream crude oil and natural gas markets.
Enterprise risk management	Expertise in enterprise risk management frameworks, systems, processes and tools used to identify, assess and manage enterprise risks and opportunities; includes cyber security and other technology risk oversight.
Governance	In-depth understanding of corporate governance best practices.
Government, regulatory & stakeholder relations	Government and public policy acumen, including the legal and regulatory environments in North America. Experience with stakeholder management and engagement.
Human resources & compensation	A thorough understanding of succession planning, talent management, organizational development and compensation programs, including experience with implementing inclusion and diversity initiatives.
Major projects	Expertise in managing large, complex projects.
Operations/health, safety, sustainability & environment	Expertise with operating assets in a cost effective, reliable and efficient manner with a mindset of continuous improvement, including expertise in assessing and managing health, safety and environmental compliance obligations. Experience in overseeing sustainability in operations.
Strategy & leading growth	Expertise in driving strategic insight and direction, encouraging innovation and conceptualizing strategic risks, including the ability to assess emerging technologies and related potential for innovation.
SKILLS ANALYSIS
While all of our directors possess an extensive list of skills and experience, the Governance committee has determined that focusing on each director's top key expertise areas is a more effective way to assess director candidates and to ensure that our Board has a deep knowledge base available in each key expertise area.
Based on a review of the current and nominated board composition, and as informed by interviews conducted by an independent third party recruitment specialist, each of our directors have been assessed to have expertise in the skills areas of Governance and Strategy & leading growth. In addition to these two areas, the image on the next page shows the top five to six key expertise areas in addition to Governance and Strategy & leading growth of each of our director nominees and current directors.
The Governance committee considers these factors and others when discussing Board renewal.
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Accounting/audit / Cheryl F. Campbell / Michael R. Culbert / William D. Johnson / Susan C. Jones / John E. Lowe / François L. Poirier / Una Power / Siim Vanaselja / Thierry Vandal
Enterprise risk management / Cheryl F. Campbell / John E. Lowe / David MacNaughton / François L. Poirier / Una Power / Mary Pat Salomone / Indira Samarasekera / Siim Vanaselja
Capital markets/mergers & acquisitions / Michael R. Culbert / Susan C. Jones / John E. Lowe / David MacNaughton / François L. Poirier / Una Power / Siim Vanaselja / Dheeraj “D” Verma
Government, regulatory & stakeholder relations / Cheryl F. Campbell / Michael R. Culbert / William D. Johnson / Susan C. Jones / John E. Lowe / David MacNaughton / Mary Pat Salomone / Indira Samarasekera / Siim Vanaselja
CEO / Michael R. Culbert / William D. Johnson / Susan C. Jones / François L. Poirier / Indira Samarasekera / Thierry Vandal / Dheeraj “D” Verma
Human resources & compensation / William D. Johnson / Susan C. Jones / David MacNaughton / Una Power / Mary Pat Salomone / Indira Samarasekera / Siim Vanaselja / Thierry Vandal / Dheeraj “D” Verma
Electric power & electrification value chain / William D. Johnson / David MacNaughton / François L. Poirier / Mary Pat Salomone / Thierry Vandal / Dheeraj “D” Verma
Major projects / Cheryl F. Campbell / Mary Pat Salomone / Siim Vanaselja / Thierry Vandal
Energy, pipelines & midstream / Cheryl F. Campbell / Michael R. Culbert / John E. Lowe / François L. Poirier / Una Power / Thierry Vandal / Dheeraj “D” Verma
Operations/health, safety, sustainability & environment / Cheryl F. Campbell / Michael R. Culbert / William D. Johnson / Susan C. Jones / John E. Lowe / Una Power / Mary Pat Salomone / Indira Samarasekera / Dheeraj “D” Verma
Governance / All directors and director nominees
Strategy & leading growth / All directors and director nominees
Legend / Director with expertise / Director with expertise + retiring within three years

TC Energy Management information circular 2023 | 57

EXPECTED RETIREMENT YEARS
This table provides the expected retirement year for each of the current non-executive directors.

Year director(s) expected to retire
2025	David MacNaughton, Indira Samarasekera	2032	Thierry Vandal
2027	William D. Johnson	2033	Cheryl F. Campbell
2028	Mary Pat Salomone	2034	Una Power
2029	Siim A. Vanaselja	2035	Susan C. Jones
2030	Michael R. Culbert, John E. Lowe	2037	Dheeraj "D" Verma
DIRECTOR TENURE
Under TC Energy's Corporate governance guidelines, once a director turns 73 or has served more than 15 years on the Board, whichever comes first, such director will not stand for re-election at the next annual meeting. Notwithstanding age limits, a director will be eligible to serve on the Board for at least five years in order to ensure a robust level of Board continuity and to permit onboarded directors to serve a sufficient term to meaningfully contribute to the Board. The Board, upon recommendation of the Governance committee, may apply discretion to permit a director or director nominee to stand for election outside of the terms of our retirement age or term limit if it is in the best interests of the company.
The Governance committee continues to review factors like changes in principal occupation, consistently poor attendance, poor performance, board interlocks and other relevant circumstances that may trigger the resignation or retirement of a director.
There has been substantial Board refreshment over the past few years, with three new non-executive directors joining in 2020, one new non-executive director joining in 2021 and two new non-executive directors joining in 2022.
The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected.
As there are no nominated nor retiring directors this year, if all directors are elected at the meeting the current and post-meeting board composition and the charts will be the same.
The lines below the tenure chart depict the shortest and longest tenured directors, and the average tenure of the directors. The lines below the director age chart depict the age range of the directors and the average age of the directors.

Tenure 0-3 years 62% 4-7 years 23% 8+ years 15% <1 year average 4 years 10 years Director Age 55 and under 15% 56-64 46% 65 and over 39% age 45 average age 62 age 74
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ENGAGEMENT
We believe it is important to engage with our stakeholders.
TC Energy has comprehensive programs, policies and guidelines with executive oversight to regularly engage with shareholders, Indigenous groups and stakeholders, including landowners, community groups, employees and shareholders. TC Energy participates in an open and transparent political process and supports public policies that promote the safe and environmentally responsible development of North American energy infrastructure.
Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.
Some of the ways we engage with shareholders include:
•Our annual meeting offers shareholders the opportunity to receive an update on our business.
•We issue news releases to announce material company developments and to report our quarterly financial results.
•Our CEO and executive vice-presidents host teleconferences and webcasts to discuss our quarterly financial and operating results, as well as significant company developments.
•Our CEO and executive vice-presidents host an annual investor day to discuss our strategy, recent developments and the longer-term outlook for the business.
•Our teleconferences and annual investor day are webcast and available to analysts, shareholders, media and the general public on our website.
•Our CEO, executive vice-presidents and senior management participate in investor and industry conferences, quarterly financial results conference calls and an annual investor day. The company also meets with investors in one-on-one meetings as part of our regular shareholder engagement.
•Our investor relations department is available for meetings and calls to address shareholder questions and concerns, including those related to ESG issues and to provide public information on TC Energy in a timely and responsive manner.
•We conduct proactive shareholder outreach to share ESG-related company developments and we engage with ESG ratings agencies.
In 2022, TC Energy’s management engaged with holders of over 50% of our outstanding common shares, with the CEO, CFO and other members of management participating in approximately 250 meetings. These meetings included participating in 40 engagement meetings on ESG-specific topics with shareholders, including a CEO and CSO engagement with investors from Climate Action 100+. In response to constructive and positive engagement with shareholders including Canada Post Pension Fund and with AEQUO Services d’engagement actionnarial, we will be increasing our disclosure around methane emissions and climate change-related lobbying.
TC Energy also hosted its first ESG Forum in 2022 to update stakeholders on the progress being made against our key ESG targets. The next ESG Forum is expected to be held in June 2023.
News releases, corporate information, frequently asked questions, our ESG reporting and details of past and upcoming investor events and presentations are available on our website (www.tcenergy.com).
Investor relations welcomes opportunities to engage with our shareholders, potential investors and other stakeholders. You may contact our investor relations department directly by phone, email or regular mail at:
Investor Relations
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
investor_relations@tcenergy.com
1-800-361-6522
TC Energy Management information circular 2023 | 59

COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.
Shareholders can contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
SHAREHOLDER PROPOSALS
Under Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date. Pursuant to amendments to the Canada Business Corporations Act, effective August 31, 2022, shareholder proposals must be submitted to the corporation between 90 and 150 days before the anniversary date of the previous annual meeting. As such, the period during which our Corporate Secretary must receive shareholder proposals in order for them to be considered for inclusion in the circular for the 2024 annual meeting of common shareholders is Monday, December 4, 2023 to Friday, February 2, 2024.
ADVANCE NOTICE BYLAW
Shareholders who wish to nominate a director for the 2023 annual meeting of common shareholders, other than by a shareholder proposal, must:
•notify the Corporate Secretary in writing, and
•provide the information required in our By-law Number 1, which can be found on our website (www.tcenergy.com) or on SEDAR (www.sedar.com).
Any notices of director nominees must be received by our Corporate Secretary before 5 p.m. MDT on Thursday, March 23, 2023 to be considered valid and for an individual to be included in our list of director nominees for our 2023 annual meeting of common shareholders.
The chart below explains when advance notice of director nominations is required for annual meetings and special meetings:

Type of meeting	Announcement timing	Advance notice deadline
Annual meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than ten days following the first public announcement of the meeting
Special meeting to elect directors (using notice and access)	Public announcement more than 50 days before meeting	Not less than 40 days before meeting
	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

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Sustainability and environmental, social and governance matters
TC Energy’s governance structure provides a framework for accountability, management and mitigation of the risks and opportunities facing the company, including on sustainability and ESG matters. The Board has oversight over our sustainability and ESG practices, with the primary accountabilities at the Board committee level. Management’s sustainability governance framework includes the Chief Sustainability Officer and a management-level Health, Safety, Sustainability and Environment committee, in addition to the activities described below.
At TC Energy, sustainability includes ESG considerations and the financial health of the organization and means safely, reliably and economically meeting today’s energy needs while finding responsible solutions for our energy future.

Environment Social Economics Governance
ESG: the non-financial factors considered by capital markets to measure risk and assess growth potential as part of the overall investment analysis process
Sustainability: safely, reliably and economically meeting today’s energy needs while finding responsible solutions for our energy future

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FOCUSED ON PERFORMANCE AND TRANSPARENCY
TC Energy continues to meet growing demand for clean, affordable energy with a focus on protecting our planet, empowering people, and creating shared prosperity. We are continuously improving our sustainability and ESG approach. The ten clear commitments to sustainability, set in 2020, reflect the topics that we know are of greatest importance to our stakeholders and support the United Nations Sustainable Development Goals (UN SDGs).

1.	Embracing the energy transition - To contribute to global efforts to reduce climate change.	6.	Integrating sustainability - To further integrate sustainability into our strategy, management decision-making and performance tracking and assessment.
2.	Leaving the environment as we found it - To leave the environment where we work in a condition equal to, or better than we found it including biodiversity and land capability.	7.	Fostering relationships - To become a partner of choice for Indigenous groups.
3.	Zero is real - To achieve our Zero is real safety commitment.	8.	Focus on landowner relationships - To maintain mutually beneficial partnerships with our landowners.
4.	Strengthening community resilience - To strengthen local community, Indigenous group and employee resilience, including in recovery and moving forward from the COVID-19 pandemic.	9.	Fostering inclusion and diversity - To embed a culture of inclusion across our organization and ensure the diversity of employees reflects the communities in which we live and work.
5.	Enhancing energy sector sustainability with technology - To enhance energy sector sustainability through research and development (R&D) and innovation investments.	10.	Focus on mental health - To demonstrate in words and actions the importance of mental health and psychological safety.

Our success in achieving our sustainability strategy is enabled by the capabilities and expertise of our workforce, the extent to which we embrace technology and encourage innovation, and our approach to sustainability. To this end, we set targets for every one of our sustainability commitments in 2021. In 2022, we added five new targets to reflect current and emerging business activities.
Our GHG Targets •Reduce GHG emissions intensity from our operations 30 per cent by 2030 •Position to achieve zero emissions from our operations, on a net basis, by 2050

We also maintain our commitment to achieving our GHG targets to: (i) reduce GHG emissions intensity from our operations 30 per cent by 2030, and (ii) position to achieve net zero emissions from our operations, on a net basis, by 2050. These GHG targets cover a vast majority of TC Energy's direct scope 1 and scope 2 emissions.
Starting in 2022, we embedded ESG goals into our corporate scorecard with a stronger focus on overall corporate performance to progress ESG priorities and advance energy transition. Key performance areas that we track to measure success against these goals include achieving top personal safety, maintaining safe, reliable operations and asset integrity while minimizing environmental impacts and developing solutions for a lower-carbon energy future. Our 2023 corporate scorecard further embeds ESG into our goals with a 30 per cent weighting to ESG including targets for human and process safety, diversity of women and visible minorities in leadership and GHG-emissions reduction.
Another way in which we demonstrate our commitment to ESG and sustainability is through participation in international forums. In May 2022, we became an approved participant to the United Nations Global Compact (UNGC). The UNGC is a call for companies to align their strategies and operations with universal principles and take actions that advance societal goals. Our participation strengthens our commitment to the United
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Nations’ global sustainability goals and involves submitting annual responses to a Communication on progress questionnaire and submission of an annual statement expressing support for the UNGC. In July 2022, we were accepted to join the Task Force on Nature-related Financial Disclosures (TNFD) Forum. The mission of TNFD is to develop a risk management and disclosure framework for reporting, with the aim to shift global financial flows toward nature-positive outcomes. Participating in the TNFD Forum demonstrates alignment with TNFD’s mission and provides early access to information on TNFD development and the opportunity to provide input to the framework. Working with TNFD aligns with our existing reporting alignment to the TCFD.
Sustainability Performance
To further assess TC Energy’s sustainability priorities, we completed an extensive materiality assessment engaging multiple internal and external stakeholders through an evidence-based evaluation of the sustainability topics material to our business and stakeholders. The assessment covered a wide variety of topics that impact or are affected by our business, industry, operations, and stakeholders. Our materiality assessment identified 13 aggregated sustainability topics that are most relevant to our business and our stakeholders, which are increasingly interconnected and can often impact each other. In response to results of the assessment, and to better reflect current and emerging shareholder and stakeholder priorities, in the coming years, we intend to refresh our sustainability strategy in alignment with these topics. This may be achieved through new or enhanced definitions, metrics, targets, sustainability commitments, policies and/or initiatives, while considering jurisdictional priorities and evaluating current and future state performance of each topic.
We continue to align our performance with the Sustainability accounting standards board (SASB) voluntary framework, contributions to the UN SDGs and the TCFD. TC Energy recognizes TCFD recommendations as a useful framework for assessing and reporting on climate-related risks and opportunities. Our sustainability and ESG publications cover each of the four pillars, describing how we assess climate-related risks and opportunities and embed climate considerations in our governance, strategy, and risk management. Our publications also include metrics used to manage those risks and associated targets.
BOARD OVERSIGHT OF ESG INITIATIVES
TC Energy has established a clear governance structure to effectively communicate and respond to emerging ESG topics, while proactively implementing our sustainability commitments and practices. The Board maintains ultimate oversight over TC Energy’s ESG matters, including risks and opportunities related to material capital project decisions and other matters not specifically covered in a committee mandate, such as Indigenous relations.

	Environmental	Social	Governance
Board Level Oversight
HSSE committee receives updates to TC Energy’s environmental management program, including biodiversity and land management, climate change related risks and opportunities and GHG emission targets.
Audit committee reviews climate change and sustainability disclosure in financial disclosure documents.

HSSE committee reviews TC Energy’s implementation of a safety conscious culture, including emergency preparedness plans, landowner and community relationships and mental health and psychological safety initiatives.
Human Resources committee oversees TC Energy’s Inclusion and Diversity targets and action plan and employee engagement levels.
Governance committee monitors TC Energy’s Board diversity targets and lobbying practices.

HSSE committee reviews risk management matrix and voluntary ESG reporting and disclosure.
Human Resources committee reviews executive compensation levels, employee compensation and benefits programs and reviews overall Corporate Scorecard.
Governance committee monitors updates to securities law and proxy advisor policies, reviews Board skills matrices and enterprise risk management program implementation.
Audit committee oversees financial risk management, financial reporting, auditor independence and the implementation of internal and external audits.

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PUBLICATIONS ON SUSTAINABILITY AND ESG INITIATIVES
TC Energy is committed to transparent, concise, and consistent communication of our sustainability strategies, programs and performance and has invested in corporate sustainability reporting.
The keystone of our sustainability communications is the Report on sustainability, which provides a resource for general audiences regarding our sustainability direction and progress and aligns our contributions towards the UN SDGs and identifies the targets which are most aligned with our business. Our ESG data sheet is designed to satisfy the needs of capital markets and is prepared in alignment with TCFD and SASB.
Our GHG emissions reduction plan describes our approach and key strategies for embracing the energy transition that is underway and the initiatives required to achieve our targets across our business segments. TC Energy continues to participate in the CDP climate change survey, providing additional standardized climate change and GHG emissions information. Our 2022 Reconciliation action plan update offers transparency on the performance of our Indigenous engagement program to support reconciliation commitments across Canada, and reflections on our learnings of this journey. It also provides an update on the creation of TC Energy's Indigenous advisory council, comprised of four Indigenous leaders, who will meet with our executive leadership to provide guidance on initiatives to progress reconciliation-related priorities with Indigenous groups.
When combined with our complementary reporting materials and our broader engagement, these reports highlight TC Energy’s increasing transparency on sustainability matters and the company’s focus on, and accountability for, achieving meaningful and measurable results. TC Energy’s sustainability publications and information on our website is not incorporated by reference and is not a part of this circular. A directory of these and additional materials is available at www.tcenergy.com/ESGDirectory/.

ESG Data Sheet and downloadable data tables
Alignment tables (TCFD, SASB, UN SDGs)
GHG Emissions Reduction Plan
REPORT ON SUSTAINABILITY
CDP Climate Change Report
Reconciliation Action Plan update
TCEnergy.com

Report on Sustainability ESG Data Sheet and downloadable data tables Alignment tables (TCFD, SASB, UN SDGs) CDP Climate Change Report TCEnergy.com Reconciliation Action Plan update GHG Emissions Reduction Plan

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Board committees
The Board has four standing committees:
•Audit committee,
•Governance committee,
•Health, Safety, Sustainability and Environment committee, and
•Human Resources committee.
Each of the committees is comprised entirely of independent directors.
The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety, Sustainability and Environment committee, which must have a majority of independent directors. As of the date of circular, all members of the Health, Safety, Sustainability and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.
Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.tcenergy.com).
The Audit and the Governance committees hold meetings concurrently, as do the Human resources and Health, Safety, Sustainability and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Vanaselja, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee nor the Health, Safety, Sustainability and Environment committee.
The committees will be reconstituted after the annual meeting.
Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.
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Audit committee

Current members	Meetings
Una Power (Chair) Cheryl F. Campbell (as of June 7, 2022) Michael R. Culbert William D. Johnson Susan C. Jones Thierry Vandal Dheeraj "D" Verma (as of April 29, 2022)	4 regularly scheduled meetings (February, April, July, November)
Independence
7 independent directors, 100 per cent independent and financially literate. Ms. Power and Mr. Vandal are "audit committee financial experts" as defined by the SEC in the U.S. and each has the accounting or related financial management experience required under the NYSE rules.

Mandate
Other members that served during the year
The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the accounting and reporting process and the process, performance and independence of our internal and external auditors.

Randy Limbacher (retired April 29, 2022)
D. Michael G. Stewart (retired April 29, 2022)

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and meets separately with the external auditors and Vice-President, Corporate Compliance and Internal Audit. The committee also meets in-camera at the end of each meeting.
2022 highlights
•Reviewed and approved the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG.
•Reviewed and recommended amendments to the Audit committee charter to mandate a periodic comprehensive review of external auditor at least once every five years.
•Received updates on management's shareholder engagement with investors on auditor independence.
•Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TC Energy) and its comments to management about our internal controls and procedures.
•Reviewed and recommended the re-appointment of the external auditor after assessing audit quality, auditor tenure, appropriateness of estimated fees, results of the periodic comprehensive review of external auditor and feedback received from shareholder engagement on auditor independence.
•Reviewed our 2022 annual disclosure documents including the audited annual consolidated financial statements and related management’s discussion and analysis (MD&A), AIF and management information circular and recommended them for approval.
•Approved our 2022 unaudited interim consolidated financial statements and related MD&A.
•Reviewed the major accounting policies and estimates.
•Reviewed adequacy of staff complements in accounting and tax.

•Oversaw our financial reporting risks including issues relating to materiality and risk assessment.
•Monitored financial reporting, legal and regulatory developments affecting our financial reporting process, controls and disclosure, including climate-related financial disclosure.
•Reviewed changes to the suite of risk management policies, the public disclosure policy and the Code.
•Received regular reports from management on counterparty insurance and market risks, finance and liquidity, treasury, pensions, tax, compliance, material litigation and cyber security controls, plans and initiatives.
•Oversaw the corporate compliance program requirements, structure and results, including foreign corrupt practices and anti-bribery statutes and policies.
•Received regular reports from Internal audit and reviewed the adequacy of the resources of the internal auditor.
•Oversaw the completion of an independent assessment on TC Energy's Internal audit function.
•Approved appointment of the external auditor for 401(k) employee retirement plans.
•Recommended the funding of the registered pension plan and supplemental pension plan.
•Reviewed and recommended prospectuses relating to the issuance of securities.
•Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.

Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2022 AIF is available on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
66 | TC Energy Management information circular 2023

Governance committee

Current members	Meetings
John E. Lowe (Chair) David MacNaughton Mary Pat Salomone Indira Samarasekera Siim A. Vanaselja	3 regularly scheduled meetings (February, April, November)
Independence
5 independent directors, 100 per cent independent
Mandate

The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TC Energy, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process and overseeing our strategic planning process and risk management activities.
It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits and oversees matters related to the timing of our annual meeting.

Other members that served during the year

Stéphan Crétier (retired April 29, 2022)

The Governance committee meets in-camera at the beginning and end of each meeting.
2022 highlights
•Approved updates to the Board diversity policy to include a written commitment to increase gender diversity prior to the next annual meeting should Board composition fall below 30 per cent women on the Board.
•Reviewed information on investor expectations and peer practices on diversity targets.
•Recommended amendments to the director retirement policy.
•Oversaw planning for ERM deep dive sessions.
•Oversaw our risk management activities, including receiving the emerging risk report.
•Reviewed the identified principal enterprise risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.
•Reviewed the independence of each director according to our written criteria and applicable legislation to give the Board guidance in its annual assessment of independence, the structure and composition of each committee and the other directorships held by Board members.
•Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.
•Reviewed the voting results from the 2022 annual shareholders' meeting, including external auditor and director election results.
•Monitored director share ownership requirements.
•Reviewed say on pay updates and voting trends.
•Reviewed information on climate-related management and shareholder proposals and voting trends.
•Reviewed our lobbying policies, activities and expenditures.
•Reviewed our Corporate governance guidelines and committee charters and recommended appropriate changes to the Board for approval.
•Oversaw the annual assessment of the Board, committees and Chair.
•Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices).
•Oversaw Board renewal and the selection of new director candidates for recommendation.
•Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

TC Energy Management information circular 2023 | 67

Health, Safety, Sustainability and Environment committee

Current members	Meetings
Mary Pat Salomone (Chair) Cheryl F. Campbell (as of June 7, 2022) Michael R. Culbert John E. Lowe David MacNaughton Una Power	3 regularly scheduled meetings (February, April, November), 2 special meetings (July, December) and 1 offsite meeting (October)
Independence
6 independent directors, 100 per cent independent
Mandate

The HSSE committee oversees operational, major project execution, health, safety, sustainability and environmental risk, including climate change related risks.
The committee reviews and monitors the performance and activities of TC Energy's HSSE matters including compliance with applicable and proposed legislation, conformance with industry standards and best practices. It also monitors the performance of actions and initiatives undertaken by TC Energy to prevent, mitigate and manage risks related to HSSE matters, including climate change-related risks and any critical incidents respecting our assets, operations, personnel and public safety.
The HSSE committee also maintains oversight of significant or complex capital projects, including the monitoring of prescribed performance criteria.

Other members that served during the year

Randy Limbacher (retired April 29, 2022)

The HSSE committee met separately with representatives from senior management responsible for the Technical Centre at the end of each meeting. The committee also meets in-camera at the end of each meeting.
2022 highlights
•Received and reviewed regular reports on HSSE related activities, performance and compliance.
•Received regular reports on operational risk management, occupational and process safety and regulatory compliance matters related to asset integrity.
•Reviewed the status of critical incidents, root cause analysis and incident follow-up.
•Monitored management’s response and the status of corrective action plans to audits from the CER, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.
•Oversaw our risk management activities related to HSSE, and reported to the Board as appropriate.
•Monitored the effectiveness of HSSE policies, management systems, programs, procedures and practices through the receipt of reports on four levels of assurance activities related to internal and external audit findings and monitored implementation of corrective actions stemming from the 2021 external audit of TC Energy's management of change process.
•Monitored updates to Canadian and U.S. air emissions and greenhouse gas legislation, climate change initiatives and related compliance matters for impacts to TC Energy.
•Received and reviewed regular updates on the progression of TC Energy's sustainability commitments and oversaw TC Energy's voluntary disclosure on HSSE sustainability matters.
•Received and reviewed an overview of TC Energy's approach to engaging with Indigenous groups including information and updates on TC Energy's Reconciliation Action Plan.
•Received and reviewed updates on TC Energy's Safety Culture Plan.
•Received regular corporate security updates on various projects and received an overview of TC Energy's new security operations center.
•Received the Health and Industrial Hygiene annual review.
•Attended a tour of a Houston tank terminal which included a presentation on critical risk controls by a leading expert in process safety.
•Received and reviewed regular reports on the operational and HSSE performance at Bruce Power, including status updates regarding the major component replacement.
•Received an overview of TC Energy's Emergency Management Program, including the review of completed and proposed emergency response exercises.
•Received a project execution plan briefing on the Southeast Gateway project prior to announcement of final investment decision.
•Received updates on various projects, including Coastal GasLink and the Southeast Gateway projects.
•Approved amendments to the standards governing project costs and execution to streamline process and institute a risk-based approach to project-sanctioning.
68 | TC Energy Management information circular 2023

Human Resources committee

Current members	Meetings
Thierry Vandal (Chair) William D. Johnson Susan C. Jones Indira Samarasekera Siim A. Vanaselja Dheeraj "D" Verma (as of April 29, 2022)	5 regularly scheduled meetings (January, February, September, November, December)
Independence
6 independent directors, 100 per cent independent
Mandate

The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs and assessing the performance of the CEO and each executive vice-president against pre-established objectives and recommending their compensation to the Board.
It approves and, as applicable, recommends to the Board executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It also reviews the benefits under our Canadian pension plans and share ownership requirements for executives.

Other members that served during the year

Stéphan Crétier (retired April 29, 2022) D. Michael G. Stewart (retired April 29, 2022)

The Human Resources committee meets in-camera at the beginning and end of each meeting.
2022 highlights
•Assessed the performance of the CEO and each executive vice-president and recommended the 2022 executive compensation awards to the Board for approval.
•Reappointed Meridian Compensation Partners (Meridian) as the independent compensation advisor to the committee after determining that Meridian is independent under NYSE criteria.
•Reviewed the risks associated with its compensation programs.
•Reviewed and approved the named executive officer compensation peer group.
•Approved the performance measures under the Executive Share Unit Plan and reviewed and recommended the targets under the annual corporate scorecard.

•Approved amendments to the long term incentive plans.
•Reviewed the external governance assessments and the outcome of its say on pay vote from the 2022 annual meeting.
•Reviewed the alignment of actual compensation earned with performance over the applicable measurement periods.
•Reviewed and approved changes to the Canadian pension plan.
•Reviewed leadership development and succession planning programs at the executive level.
•Reviewed and recommended 2023 management priorities and executive leadership team individual objectives.

TC Energy Management information circular 2023 | 69

Compensation

We are committed to high standards of corporate governance, including compensation governance.
This section tells you how the Board makes director and executive compensation decisions at TC Energy, and explains its decisions for 2022.
Compensation governance
The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.
Human Resources committee
Thierry Vandal (Chair)
Stéphan Crétier (retired April 29, 2022)
William D. Johnson
Susan C. Jones
Indira Samarasekera
D. Michael G. Stewart (retired April 29, 2022)
Siim A. Vanaselja
Dheeraj "D" Verma (as of April 29, 2022)

	WHERE TO FIND IT

>	Compensation governance	70
	Expertise	71
	Compensation oversight	73
	Independent consultant	76
>	Director compensation discussion and analysis	77
	2022 details	80
>	Human Resources committee letter to shareholders	85
>	Executive compensation discussion and analysis	87
	2022 details	110

Governance committee
John E. Lowe (Chair)
Stéphan Crétier (retired April 29, 2022)
David MacNaughton
Mary Pat Salomone
Indira Samarasekera
Siim A. Vanaselja
The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are comprised of entirely independent directors. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

70 | TC Energy Management information circular 2023

EXPERTISE
Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of six independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Accounting/audit	Capital markets/mergers & acquisitions	CEO	Enterprise risk management	Human resources & compensation	Governance
Thierry Vandal (Chair)	●		●		●	●
William D. Johnson	●	●	●		●	●
Susan C. Jones	●	●	●	●	●	●
Indira Samarasekera			●	●	●	●
Siim A. Vanaselja	●	●		●	●	●
Dheeraj "D" Verma		●	●		●	●
A majority of members have experience as members of human resources or compensation committees of other public companies.
Mr. Vandal, the committee Chair, is a director of one other public company and serving as Chair of its Human Resources Committee. He previously served as President and Chief Executive Officer for a crown-owned electric utility corporation from 2005 to 2015 and has extensive experience in overseeing and administrating compensation programs. He has been active in the national and international energy industries and infrastructure sector for almost 40 years.
Mr. Johnson has served as President and Chief Executive Officer of two large public utility corporations as well as the largest publicly-owned utility in the United States, and is experienced in the administration of compensation programs.
Ms. Jones ran three distinct businesses of a publicly-traded company. She is a director of three public companies including TC Energy, serving on the compensation committee and human resources committee of all of them. Ms. Jones is experienced in the administration of compensation programs.
Dr. Samarasekera serves on the selection panel for Canada's Outstanding CEO of the Year and is a director of four public companies including TC Energy, serving as Chair on the human resources committee of two of those public companies. She also serves as a director of various not-for-profit organizations and has extensive experience in overseeing and administrating compensation programs.
Mr. Vanaselja was the Executive Vice-President and Chief Financial Officer of a publicly-traded company. He has also served on the management resources and compensation committees of one publicly-traded company and various private corporations, and has experience in the implementation, administration and management of executive compensation programs and plans.
Mr. Verma is currently a Senior Advisor to a private energy investment company, previously serving as President, and was on the Executive and Investment Committees of the firm during his tenure. Prior to this, Mr. Verma was a senior member of a large financial services company's Mergers and Acquisitions group for seven years. He has experience in overseeing and administering compensation programs.
In addition to the committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.
TC Energy Management information circular 2023 | 71

Governance
You can find specific details about each director’s background, skills and experience in the director profiles starting on page 20 and the skills matrix on page 57, and more information about the committees starting on page 65.
The Governance committee is responsible for corporate governance, director compensation, governance and strategic planning and risk oversight. It consists of five independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Four of the members currently are or have been members of human resources or compensation committees of other public companies. Two of the members have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters. One of the members is also a member of the Committee on the Future of Corporate Governance in Canada, a committee established by TMX Group and the Institute of Corporate Directors, comprised of thirteen experienced Canadian directors and leading governance experts from across Canada, whose work focuses on providing guidance on corporate governance matters facing public companies in Canada.
HSSE
You can find specific details about each director’s background, skills and experience in the director profiles starting on page 20 and the skills matrix on page 57, and more information about the HSSE committee's oversight and responsibilities on pages 46, 47 and 68.
The HSSE committee is responsible for the performance, activities and compliance of TC Energy's health, safety, sustainability, security and environmental matters, including oversight over operational risk, major project execution risk, occupational and process safety, sustainability, security of personnel, environmental and climate change-related risks. It consists of six independent directors who have a mix of skills and expertise in these areas. Three of the members currently are or have been members of HSSE committees of other public companies. Two members have CEO or COO experience, which has provided them experience in oversight of operations.
72 | TC Energy Management information circular 2023

COMPENSATION OVERSIGHT
The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TC Energy's business and operations.
The Board reviews our compensation policies and practices every year, considers the possibility of risks and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TC Energy. It carries out this work directly or through the Human Resources committee and the Governance committee.
The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage the CEO, executive vice-presidents or others from taking inappropriate or excessive risks.
Multi-year strategic plan
We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:
•maximizing the full-life value of our infrastructure assets and commercial positions,
•commercially developing and building new asset investment programs,
•cultivating a focused portfolio of high quality development options, and
•maximizing our competitive strengths.
Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated into our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the CEO, executive vice-presidents and all other employees. The Board also ensures that the annual individual performance objectives for the CEO and each executive vice-president align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.
Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our various stakeholders, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 92 through 106 for details).
Executive compensation is designed to pay for performance, as a significant portion of total direct compensation is variable or at-risk compensation. See pages 112 through 117 for the pay mix for each named executive.
Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TC Energy or encourage executives to take inappropriate risks. The committee is committed to continuous improvement of executive compensation practices, and reviews prevalent best practices on a regular basis.
•Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.
•Benchmarking to ensure fairness: Executive compensation is reviewed every year. Executive compensation is benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.
TC Energy Management information circular 2023 | 73

•Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.
•Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.
•Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the CEO and each executive vice-president. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.
•Pre-established objectives: Each year the Board approves corporate, business unit and individual objectives that are aligned with the overall business plan for the CEO and each executive vice-president. These objectives are used to assess performance and determine compensation.
•Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.
•Limits on variable compensation payments: Short-term incentive awards are subject to a minimum of a zero payout up to a maximum payout of two times target. Long-term incentive awards under the ESU plan are subject to a minimum of a zero payout up to a maximum payout of two times the final number of units accrued at the end of the vesting period.
•Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.
74 | TC Energy Management information circular 2023

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.
•Corporate objectives: We adopt corporate objectives consistent with our approved strategic plan so that the Board can monitor how compensation influences business decisions.
•Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TC Energy.
•Post-retirement share ownership requirement: The CEO is required to maintain their required ownership level for one year post-retirement.
•Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars, units of exchange funds and other hedging vehicles.
•Reimbursement: We have an Incentive compensation reimbursement and holdback policy which requires employees at the vice-president level and above to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of stock options) granted in the three-year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee’s intentional misconduct. In 2019, this policy was revised to allow TC Energy to also holdback incentive compensation in the event the policy is triggered. In 2022, the SEC approved new rules directing national exchanges, such as the NYSE, to establish listing standards relating to issuer's clawback policies. We continue to monitor developing standards in this area and will update our Incentive compensation reimbursement and holdback policy to reflect required listing standards. To date, this policy has not been triggered, and no reimbursement of incentive compensation or related profits have been paid under this policy.
•Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)
2022	97.70
2021	94.81
2020	94.96
•Code of business ethics: Our Code applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
After considering the implications associated with our compensation policies and practices, completing a review of our policies and practices described above, and with advice from the independent consultant to the Human Resources committee, the Board believes that:
•we have the proper practices in place to effectively identify and mitigate potential risk, and
•TC Energy's compensation policies and practices do not encourage the CEO, executive vice-presidents, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.
In addition to our compensation policies and practices, our corporate values – safety, innovation, responsibility, collaboration and integrity – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.
TC Energy Management information circular 2023 | 75

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.
The committee created a mandate for the consultant that includes:
•advising on compensation levels for the CEO and named executives,
•assessing the CEO’s recommendations on the compensation of the other named executives,
•attending all of its committee meetings (unless otherwise requested by the committee Chair),
•providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair, and
•reporting to the committee on any matters that may arise related to executive compensation.
Meridian has been the independent compensation consultant since September 2014. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the committee’s processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.
Meridian provides advice to the committee on matters relating to executive and director compensation. It does not provide consulting or other services to TC Energy, and is not permitted to provide services to management. Before engaging Meridian, and each year after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.
The table below shows the executive and director compensation-related fees paid in 2021 and 2022:
Executive and director compensation-related fees
($ in millions)

Meridian	2022	2021
Consulting to the Human Resources committee	0.14	0.14
Consulting to the Governance committee	—	0.01
All other fees	—	—
Total fees	0.14	0.15
76 | TC Energy Management information circular 2023

Director compensation discussion and analysis
APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and travel fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units below for more information about the DSU plan).
The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

	WHERE TO FIND IT

>	Director compensation discussion and analysis	77
	Approach	77
	Components	79
>	2022 details	80
	Director compensation table	80
	At-risk investment	82
	Incentive plan awards	84

The Governance committee typically reviews director compensation at least every two years, based on independent advice respecting compensation paid by our peer companies, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors’ time commitment, duties and responsibilities and director compensation practices at comparable companies.
Directors of TC Energy also serve as directors of TCPL. Board and committee meetings of TC Energy and TCPL run concurrently, and the director compensation described below is for serving on both boards. TC Energy does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors’ costs according to a management services agreement between the two companies.

Benchmarking
Director compensation is benchmarked against a peer group of companies reviewed by the Governance committee. The companies in our 2022 peer group are consistent with the group of Canadian and U.S. publicly-traded companies included in the executive compensation peer group. Total compensation is determined with reference to our peer group, so we can attract and retain qualified directors.
The Governance committee generally reviews director compensation every two years and recommendations are based on independent advice respecting compensation paid by our peer companies. As the Governance committee last reviewed compensation in 2021, it is expected to review director compensation and the peer group again in 2023.
The 2022 peer group is listed below and mirrors the companies included in the executive compensation peer group:

2022 Peer Group
American Electric Power Company, Inc.	Enbridge Inc.	Pembina Pipeline Corporation
BCE Inc.	Exelon Corporation	Sempra Energy
Canadian National Railway Company	Fortis Inc.	Suncor Energy Inc.
Canadian Natural Resources Limited	Imperial Oil Limited	Teck Resources Limited
Cenovus Energy Inc.	Kinder Morgan, Inc.	The Southern Company
Dominion Energy, Inc.	NextEra Energy, Inc.	The Williams Companies, Inc.
Duke Energy Corporation	Occidental Petroleum Corporation
TC Energy Management information circular 2023 | 77

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TC Energy. Directors must hold at least four times their annual retainer in shares or DSUs within five years of joining the Board.
Directors can meet the requirements by purchasing TC Energy shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the required ownership values if the retainer is increased.
If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.
As President and CEO, Mr. Poirier must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Poirier has until the end of 2026 to meet these ownership requirements.
As of March 1, 2023, all of our non-executive directors are in compliance with our director share ownership policy. Ms. Campbell, Mr. Culbert, Mr. Johnson, Ms. Jones, Mr. MacNaughton and Ms. Power each have five years from the date they were appointed to meet the director share ownership requirements.

Non-Executive Director	Date appointed	Share ownership date
Ms. Power	May 3, 2019	May 3, 2024
Mr. Culbert	May 1, 2020	May 1, 2025
Ms. Jones	May 1, 2020	May 1, 2025
Mr. MacNaughton	May 1, 2020	May 1, 2025
Mr. Johnson	June 14, 2021	June 14, 2026
Ms. Campbell	June 7, 2022	June 7, 2027
Deferred share units
DSUs are notional shares that have the same value as TC Energy shares. DSUs earn dividend equivalents as additional units at the same rate as dividends paid on our shares.
Our DSU plan allows directors to choose to receive a portion of their retainers and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2022.
Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares of TC Energy purchased on the open market.
78 | TC Energy Management information circular 2023

COMPONENTS
Directors receive annual retainers and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings and other Board activities. Beginning January 1, 2020, director compensation was determined in U.S. dollars based on a decision to align compensation practices with peers and to ensure equitable treatment between our U.S. and Canadian directors. Mr. Poirier is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2022 compensation (presented in U.S. dollars)
Retainers paid quarterly from the date the director is appointed to the Board and committees
Board paid to each director except the Chair of the Board flat fee (no meeting fees paid)	$260,000 per year ($110,000 cash + $150,000 in DSUs)		represented 3,254 DSUs for directors in 2022
Chair of the Board receives a higher retainer because of his level of responsibility flat fee (no meeting fees paid)	$491,000 per year ($201,000 in cash + $290,000 in DSUs)		represented 6,291 DSUs in 2022
Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$25,000 per year	Audit
	$20,000 per year	Human Resources
	$20,000 per year	Governance
	$20,000 per year	Health, Safety, Sustainability and Environment
Travel fees if round trip travel is more than three hours	$1,500 per round trip
DSUs are credited quarterly, in arrears, using the closing price of TC Energy shares on the TSX at the end of each quarter.
TC Energy Management information circular 2023 | 79

Director compensation – 2022 details
The table below shows total director compensation awarded, credited or paid in 2022.
DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Cheryl F. Campbell (joined June 7, 2022)	92,338	114,936	—	—	—	—	207,274
Stéphan Crétier (retired April 29, 2022)	45,657	62,259	—	—	—	—	107,916
Michael R. Culbert	148,705	197,374	—	—	—	—	346,079
William D. Johnson	150,638	197,374	—	—	—	—	348,012
Susan C. Jones	148,705	197,374	—	—	—	—	346,079
Randy Limbacher (retired April 29, 2022)	45,657	62,259	—	—	—	—	107,916
John Lowe	175,022	197,374	—	—	—	—	372,396
David MacNaughton	146,674	197,374	—	—	—	—	344,048
Una Power	189,677	197,374	—	—	—	—	387,051
Mary Pat Salomone	181,042	197,374	—	—	—	—	378,416
Indira Samarasekera	148,705	197,374	—	—	—	—	346,079
D. Michael G. Stewart (retired April 29, 2022)	45,657	62,259	—	—	—	—	107,916
Siim A. Vanaselja	270,378	381,589	—	—	—	—	651,967
Thierry Vandal	175,022	197,374	—	—	—	—	372,396
Dheeraj "D" Verma (joined April 29, 2022)	103,339	135,645	—	—	—	—	238,984
Notes
•The directors' share-based awards, retainers and travel fees are determined in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.2496 as at March 31, 2022, 1.2886 as at June 30, 2022, 1.3707 as at September 29, 2022 and 1.3544 as at December 30, 2022.
•In 2022, Mr. Poirier was compensated in his role as President and CEO and did not receive any director compensation.
•Fees earned includes Board and committee chair retainers and travel fees paid in cash, including the portion directors chose to receive as DSUs.
•Share-based awards include the portion of the Board retainer (U.S.$150,000) and the Chair of the Board retainer (U.S.$290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2022.
•All other compensation includes other compensation not reported in any other column for each director.
80 | TC Energy Management information circular 2023

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2022.

	Retainers		Travel	Totals
Name	Board ($)	Committee chair ($)	Travel fee ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Cheryl F. Campbell (joined June 7, 2022)	84,286	—	8,052	59,000	148,274	207,274
Stéphan Crétier (retired April 29, 2022)	45,657	—	—	—	107,976	107,976
Michael R. Culbert	144,741	—	3,965	76,335	269,744	346,079
William D. Johnson	144,741	—	5,897	—	308,717	308,717
Susan C. Jones	144,741	—	3,965	—	346,079	346,079
Randy Limbacher (retired April 29, 2022)	45,657	—	—	45,657	62,259	107,916
John Lowe	144,741	26,317	3,965	175,022	197,374	372,396
David MacNaughton	144,741	—	1,933	—	344,048	344,048
Una Power	144,741	32,896	12,041	—	387,051	387,051
Mary Pat Salomone	144,741	26,317	9,985	181,042	197,374	378,416
Indira Samarasekera	144,741	—	3,965	148,705	197,374	346,079
D. Michael G. Stewart (retired April 29, 2022)	45,657	—	—	45,657	62,259	107,916
Siim A. Vanaselja	264,481	—	5,897	—	651,967	651,967
Thierry Vandal	144,741	26,317	3,965	—	372,396	372,396
Dheeraj "D" Verma (joined April 29, 2022)	99,473	—	3,866	—	238,984	238,984
Notes
•The Board received their share-based awards, retainers and travel fees in U.S. dollars. The values presented in this table are in Canadian dollars and reflect a U.S./Canadian foreign exchange rate of 1.2496 as at March 31, 2022, 1.2886 as at June 30, 2022, 1.3707 as at September 29, 2022 and 1.3544 as at December 30, 2022.
•DSUs credited include all share-based awards vested or earned by the directors in 2022. The minimum portion of the Board retainer paid in DSUs in 2022 was U.S.$290,000 for the Chair and U.S.$150,000 for the other directors. DSUs credited also includes the portion of the retainers and travel fees directors chose to receive in DSUs in 2022.
•Total cash and DSUs credited is the total dollar amount paid for duties performed on the TC Energy and TCPL boards.
•DSUs were paid quarterly based on share prices of $70.51, $66.68, $55.64 and $53.98, the closing prices of TC Energy shares on the TSX at the end of each quarter in 2022, respectively. Directors are able to redeem their DSUs when they leave the Board.
•In 2022, Mr. Poirier was compensated in his role as President and CEO and did not receive any director compensation.
TC Energy Management information circular 2023 | 81

AT-RISK INVESTMENT
The table on the following page shows:
•the total value of each director’s shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents up to January 31, 2023,
•their holdings as a percentage of their 2022 annual retainer, and
•the minimum equity investment required, as a multiple of their annual retainer.
The change in value represents the value of DSUs received in 2022, including dividend equivalents credited up to January 31, 2023, plus any additional shares acquired in 2022. The change in value also includes increases and decreases in market value.
Mr. Poirier's at-risk investment is not included in this section due to his role as an executive officer. For more information on Mr. Poirier's at-risk investment, see Mr. Poirier's director profile in Business of the meeting - The Nominated directors on page 26.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy. See pages 78 and 92 for more information about our share ownership requirements for directors and executives.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TC Energy shares, or any class of shares of its subsidiaries and affiliates.
In the table:
•DSUs include DSUs credited as dividend equivalents up to January 31, 2023.
•Total market value is the market value of TC Energy shares and DSUs, calculated using a closing share price on the TSX of $65.88 on February 24, 2022 and $54.91 on March 1, 2023. It includes DSUs credited as dividend equivalents up to January 31, 2023.
•Ms. Salomone's holdings include 500 shares held beneficially by her husband.
•The values presented in As a multiple of annual retainer and Total value of minimum investment reflect an annual retainer value using a U.S./Canadian foreign exchange rate of 1.2832 as at February 24, 2022 and 1.3612 as at March 1, 2023.
82 | TC Energy Management information circular 2023

At-risk investment

					At-risk investment		Minimum investment required
Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of retainer
Cheryl F. Campbell (joined June 7, 2022)	2023	—	2,716	2,716	149,136	0.42	1,415,648	4x
	2022	—	—	—	—	—
	Change	—	2,716	2,716	149,136	0.42
Michael R. Culbert	2023	5,500	13,124	18,624	1,022,644	2.89	1,415,648	4x
	2022	5,500	8,050	13,550	892,674	2.68	1,334,528	4x
	Change	—	5,074	5,074	129,970	0.21
William D. Johnson	2023	—	9,186	9,186	504,403	1.43	1,415,648	4x
	2022	—	3,069	3,069	202,186	0.61	1,334,528	4x
	Change	—	6,117	6,117	302,217	0.82
Susan C. Jones	2023	6,666	16,713	23,379	1,283,741	3.63	1,415,648	4x
	2022	6,666	10,210	16,876	1,111,791	3.33	1,334,528	4x
	Change	—	6,503	6,503	171,950	0.30
John E. Lowe	2023	25,000	32,236	57,236	3,142,829	8.88	1,415,648	4x
	2022	25,000	27,274	52,274	3,443,811	10.32	1,334,528	4x
	Change	—	4,962	4,962	(300,982)	(1.44)
David MacNaughton	2023	—	14,646	14,646	804,212	2.27	1,415,648	4x
	2022	—	8,293	8,293	546,343	1.64	1,334,528	4x
	Change	—	6,353	6,353	257,869	0.63
Una Power	2023	1,560	23,031	24,591	1,350,292	3.82	1,415,648	4x
	2022	1,560	15,512	17,072	1,124,703	3.37	1,334,528	4x
	Change	—	7,519	7,519	225,589	0.45
Mary Pat Salomone	2023	3,500	36,912	40,412	2,219,023	6.27	1,415,648	4x
	2022	3,500	31,693	35,193	2,318,515	6.95	1,334,528	4x
	Change	—	5,219	5,219	(99,492)	(0.68)
Indira Samarasekera	2023	—	33,293	33,293	1,828,119	5.17	1,415,648	4x
	2022	—	28,273	28,273	1,862,625	5.58	1,334,528	4x
	Change	—	5,020	5,020	(34,506)	(0.41)
Siim A. Vanaselja	2023	12,000	83,722	95,722	5,256,095	7.86	2,673,397	4x
	2022	12,000	68,591	80,591	5,309,335	8.43	2,520,205	4x
	Change	—	15,131	15,131	(53,240)	(0.57)
Thierry Vandal	2023	269	35,060	35,329	1,939,915	5.48	1,415,648	4x
	2022	269	27,120	27,389	1,804,387	5.41	1,334,528	4x
	Change	—	7,940	7,940	135,528	0.07
Dheeraj "D" Verma (joined April 29, 2022)	2023	32,000	4,276	36,276	1,991,915	5.63	1,415,648	4x
	2022	—	—	—	—	—
	Change	32,000	4,276	36,276	1,991,915	5.63
Total	2023	86,495	304,915	391,410	21,492,323
	2022	54,495	228,085	282,580	18,616,370
	Change	32,000	76,830	108,830	2,875,953
TC Energy Management information circular 2023 | 83

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2022. Year-end values are based on $53.98 being the closing price of TC Energy shares on the TSX at December 31, 2022. Non-executive directors are not eligible to participate in our stock option plan and, accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share-based awards vested during 2022 (#)	Share-based awards- value vested during 2022 ($)
Cheryl F. Campbell (joined June 7, 2022)	41	2,266	2,674	144,359	2,674	144,359
Stéphan Crétier (retired April 29, 2022)	458	24,757	29,214	1,577,015	3,072	165,839
Michael R. Culbert	202	10,949	12,920	697,466	4,976	268,615
William D. Johnson	141	7,664	9,043	488,194	6,014	448,645
Susan C. Jones	258	13,944	16,454	888,231	6,378	344,324
Randy Limbacher (retired April 29, 2022)	208	11,228	13,250	715,252	1,225	66,131
John Lowe	498	26,895	31,737	1,713,191	4,819	260,178
David MacNaughton	226	12,220	14,419	778,389	6,235	336,589
Una Power	355	19,215	22,675	1,224,004	7,366	397,628
Mary Pat Salomone	570	30,797	36,341	1,961,739	5,063	273,326
Indira Samarasekera	514	27,777	32,778	1,769,367	4,874	263,150
D. Michael Stewart (retired April 29, 2022)	901	48,644	57,402	3,098,600	3,782	204,197
Siim A. Vanaselja	1,294	69,850	82,427	4,449,454	14,734	795,343
Thierry Vandal	541	29,251	34,517	1,863,278	7,753	418,510
Dheeraj "D" Verma (joined April 29, 2022)	66	3,568	4,210	227,269	4,210	227,269
Notes
•The dollar values presented in this table are in Canadian dollars based on the closing price of TC Energy shares on the TSX at December 31, 2022.
•All share-based awards in this chart are DSUs.
•The total Market or payout value of share-based awards that have not vested is $339,024 at December 31, 2022.
•Shares or units not vested are dividends declared at December 31, 2022, but not payable until January 31, 2023. Number of shares or units of share based awards that have not vested is calculated using the closing price of TC Energy shares on the TSX at January 31, 2023 of $57.33.
•Messrs. Crétier, Limbacher and Stewart retired on April 29, 2022 and have until April 29, 2023 to fully redeem their DSUs.
84 | TC Energy Management information circular 2023

Human Resources committee letter to shareholders

Dear Shareholder:
The Board is holding its fourteenth consecutive say on pay advisory vote regarding our approach to executive compensation. We appreciate the strong shareholder support we have received in the past and hope you will support our deliberations once again this year. This letter and the accompanying compensation discussion and analysis (CD&A) will explain the approach taken by the Human Resources committee and the Board to assess 2022 performance and the basis on which we reached compensation decisions for each of our named executive officers.
TC Energy's approach to compensation
Our vision is to be the premier energy infrastructure company in North America, now and in the future. Our diversified portfolio of essential energy infrastructure assets features long-life, capital intensive assets, most of which are underpinned by long-term contracts and/or regulated business models. Our compensation plans are designed to encourage disciplined decision-making in the balanced pursuit of near-term financial performance and responsible long-term facilities development.
The Human Resources committee periodically conducts a comprehensive review of our compensation program design to ensure it aligns well to market practice and there is a strong link between performance achieved and compensation delivered. Annually, we review changes in market practice to

	WHERE TO FIND IT

>	Human Resources committee letter to shareholders	85
>	Executive compensation discussion and analysis	87
	Introduction	87
	Approach	90
	Components	93
	Corporate performance	100
	Business unit performance	100
	Payout of 2020 executive share unit award	101
	Grant of 2023 executive share unit award	103
	Executive profiles	103
>	2022 details	110
	Summary compensation table	110
	Incentive plan awards	113
	Equity compensation plan information	115
	Retirement benefits	116
	Termination and change of control	117

ensure our programs remain aligned with our strategy and consistent with emerging governance and peer group best practices. As always, we evaluated executive compensation levels relative to market to ensure they remain competitive in order to attract and retain the critical talent required to run our business now and into the future.
2022 performance and compensation
The 2022 corporate scorecard was approved by the Board early in the year, consistent with our practice in prior years. The scorecard focused on safe, reliable and sustainable operations, financial results, and advancing our strategic priorities through long term value creation and enabling energy transition. Our focus on operational excellence has helped us perform well and reliably meet North America’s growing demand for energy despite unpredictable weather events and energy market volatility.
We achieved a record comparable earnings per share (EPS) of $4.30 in 2022 and our 22nd consecutive year of dividend growth. Our strong operational performance is reflected in the placement of $5.8 billion of assets into service during the year. We also extended our growth horizon through the sanctioning of an incremental $8.8 billion of commercially supported projects including a strategic alliance with the Comisión Federal de Electricidad that will enable the development of a new offshore pipeline to transport natural gas to Mexico’s southeastern states.
Despite these successes, there were some challenges. There was a workplace incident that resulted in a loss of a life, which is tragic and unacceptable. The Coastal GasLink project had material cost increases and there was a release on the Keystone Pipeline System at year end. We continue to pursue the goal of zero safety incidents and to protect the environment.

TC Energy Management information circular 2023 | 85

The Board considered both the financial and operational successes achieved and the challenges in the annual incentive plan scores. The safety score in the corporate scorecard was reduced to zero, resulting in an overall corporate score of 1.1. Similarly, the project execution score for the Coastal GasLink project in the Canada Gas business unit scorecard was reduced to zero. For our long-term compensation program, the Board approved a performance multiplier of 0.44 for the 2020 Executive Share Unit (ESU) award that vested in 2022. The multiplier reflects cumulative three-year EPS performance relative to targets set in 2020, as well as total shareholder return (TSR) relative to both direct business peers and a high-yield subgroup of the TSX 60 index. The cost overruns in the Coastal GasLink project and the release from the Keystone Pipeline System impacted our share price at the end of 2022 which is reflected materially in both the payout factor and the underlying value of our equity-based long-term incentive programs, which are a high proportion of our executives’ compensation. Overall, the Board concluded the payout levels under both the annual and long term incentive plans were appropriately aligned with TC Energy's performance.
Conclusion
The Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and the committee are also aware that our decisions must be logical and understandable to our employees, shareholders and other stakeholders. To this end, the CD&A section starting on the next page provides a detailed and transparent review of our approach to compensation, and the alignment between our performance and compensation outcomes. We respond to shareholder questions on an individual basis, take input from stakeholders and continue to revisit our approach to ensure that our program remains appropriate.
We thank you for your continued confidence in TC Energy and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TC Energy Corporation, 450 - 1 Street S.W., Calgary, AB, Canada, T2P 5H1.
Sincerely,

Thierry Vandal Chair, Human Resources Committee	Siim A. Vanaselja Chair of the Board of Directors
86 | TC Energy Management information circular 2023

Executive compensation discussion and analysis
INTRODUCTION
This CD&A explains our executive compensation program, our 2022 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:
•François Poirier, President and Chief Executive Officer
•Joel Hunter, Executive Vice-President and Chief Financial Officer
•Stanley Chapman III, Executive Vice-President and Group Executive, U.S. and Mexico Natural Gas Pipelines
•Corey Hessen, Executive Vice-President and President, Power & Energy Solutions
•Bevin Wirzba, Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines
Mr. Hessen was appointed Executive Vice-President and President, Power, Storage and Origination effective January 1, 2022. Mr. Hessen's title was changed to Executive Vice-President and President, Power & Energy Solutions effective July 27, 2022 to better reflect the scope of his responsibilities. On January 26, 2022, Mr. Wirzba was appointed Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines. Mr. Chapman was appointed Executive Vice-President and Group Executive, U.S. and Mexico Natural Gas Pipelines effective September 1, 2022.
At the end of 2022, our executive leadership team consisted of the named executives, two other executive vice-presidents and two senior vice-presidents.
In this CD&A, references to our executive leadership team and executive compensation include our CEO and the executive vice-presidents only.
Compensation highlights
The Human Resources committee and the Board made the following executive compensation decisions in 2023:

Program component	Decision/rationale
Base salary adjustments	•To maintain competitiveness with our peer group, recognize sustained proficiency in roles, and reflect increases in scope of responsibility. Increases are effective March 1, 2023.
2022 Annual incentive payments	•Reflect a corporate factor of 1.1 and business unit/functional area factors ranging from 1.1 to 1.5.
2020 ESU award
•Approved a performance multiplier of 0.44, reflecting relative Total Shareholder Return (TSR) performance below threshold relative to both our peer group comprised of similar businesses and the high-yield subgroup of the TSX 60 Index, and cumulative comparable EPS below target over the three-year period ended December 31, 2022.
•The performance multiplier, combined with the change in share price from $68.58 to $55.86 and dividend reinvestment, results in a payout that is 42 per cent of the original award value.
•See Payout of 2020 executive share unit (ESU) award starting on page 101.

2023 ESU award
•Approved three-year targets for relative TSR, Debt/EBITDA ratio, and Distributable Cash Flow per Share (DCF).
•The industry-relative TSR group was unchanged except for the addition of Energy Transfer LP.
•The dividend subgroup was updated to include 29 high-yield companies in the TSX 60 Index.
•See Grant of 2023 executive share unit award on page 103.

2023 Corporate, business unit and functional scorecards	•The committee recommended, and the Board approved, the 2023 corporate, business unit and functional area scorecards and individual objectives for the named executives.
TC Energy Management information circular 2023 | 87

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.

Comparable earnings/
Net income per share
Total direct compensation
awarded to the named executives
$6
$5
$4
$3
$2
$1
$0
$60
$50
$40
$30
$20
$10
$0
$3.92
$4.28
$4.74
$1.87
$0.64
$3.87
$4.12
$4.19
$4.26
$4.30
$24.3
$25.7
$30.0
$24.1
$26.1
2018
2019
2020
2021
2022
Comparable earnings per share - basic ($ dollars)
Net income per share - basic ($ dollars)
Total direct compensation awarded to the named executives ($ millions)

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings and our net income for the last five fiscal years:

Total direct compensation awarded to the named executives:	2018	2019	2020	2021	2022
as a % of comparable earnings	0.7%	0.7%	0.8%	0.6%	0.6%
as a % of net income attributable to common shares	0.7%	0.6%	0.7%	1.3%	4.1%
Notes
•Comparable earnings per share and Comparable earnings are non-GAAP measures and do not have any standardized meanings under U.S. GAAP and therefore they may not be comparable to similar measures presented by other entities. The most directly comparable GAAP measures to Comparable earnings per share and Comparable earnings are Net income per common share and Net income attributable to common shares, respectively. Refer to the About this document – Non-GAAP measures section of the 2022 MD&A for more information about the non-GAAP measures we use and a reconciliation to their GAAP equivalents, which section of the 2022 MD&A is incorporated by reference herein. The specific reconciliation for Comparable earnings per share can be found on page 23 in our 2022 MD&A which is available under TC Energy’s profile on SEDAR at www.sedar.com. Comparable earnings per share is used for compensation decision making. See Corporate Performance on page 100 for more information.
•Comparable EPS for 2018-2021 was adjusted from prior year’s presentation as a result of changes made beginning in the first quarter of 2022, with consistent presentation of prior periods, to exclude our proportionate share of the unrealized gains and losses from changes in the fair value of Bruce Power’s funds invested for post-retirement benefits and derivatives related to its risk management activities. For more information on this adjustment refer to About this document – Non-GAAP measures - Comparable Measures of the 2022 MD&A.

Comparable earnings/ Net income per share Total direct compensation awarded to the named executives
2018 ($24.3 $3.87 $3.92) 2019 ($25.7 $4.12 $4.28) 2020 ($30.0 $4.19 $4.74) 2021 ($24.1 $1.87 $4.26) 2022 ($26.1 $0.64 $4.30) $0 $1 $2 $3 $4 $5 $6 $0 $10 $20 $30 $40 $50 $60
Comparable earnings per share - basic ($ dollars) Net income per share - basic ($ dollars) Total direct compensation awarded to the named executives ($ millions)

88 | TC Energy Management information circular 2023

Compensation vs. total shareholder return
The chart below illustrates TSR, assuming an initial investment of $100 in TC Energy shares at year end 2017, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period. In both cases, the chart assumes that all dividends are reinvested in accordance with our Dividend Reinvestment Plan (DRP) in place at the time.
TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives. Consequently, we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in any given period. The realized value of long-term compensation awarded in any given year is not guaranteed, it is equity-based, and its value is directly affected by changes in our share price creating strong alignment with shareholder experience.

Total shareholder return
Total direct compensation awarded to the named executives
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
$24.3
$25.7
$30.0
$24.1
$26.1
2018
2019
2020
2021
2022
TC Energy (TRP)
S&P/TSX Composite Total Returns Index (TSX)
Total direct compensation awarded to the named executives ($ millions)

	At year end						Compound annual return
	2017	2018	2019	2020	2021	2022
TRP	$100.00	$83.69	$124.41	$98.00	$117.82	$114.14	2.7%
TSX	$100.00	$91.11	$111.96	$118.23	$147.89	$139.25	6.8%

Total shareholder return Total direct compensation awarded to the named executives
2018 $24.3 2019 $25.7 2020 $30.0 2021 $24.1 2022 $26.1 $0 $20 $40 $60 $80 $100 $120 $140 $160 $180 $200 $0 $5 $10 $15 $20 $25 $30 $35 $40 $45 $50 $55 $60
TC Energy (TRP) S&P/TSX Composite Total Returns Index (TSX) Total direct compensation awarded to the named executives ($ millions)

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APPROACH
TC Energy’s executive compensation program is designed to meet four key objectives:
•provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy,
•offer levels and types of compensation that are competitive with the market,
•align executives’ interests with those of our various stakeholders, and
•attract, engage and retain our executives.
Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 73 and 75 for more information.
Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee’s independent consultant.
The Board makes all decisions affecting CEO and executive vice-president compensation based on the committee’s recommendations.

Assessment Recommendation Approval
Independent consultant Research, analyze and provide competitive market data for the executive leadership team, including the CEO and other NEOs (see Benchmarking on pages 91 and 92)
Human resources management Research, analyze and provide competitive market data for other executive vice-presidents. While using the benchmarks as a guideline, being mindful of the broader environment as it considers adjustments Compile corporate and business unit or functional area performance data (see relative weightings on page 94)
Human Resources committee Review compensation analysis from independent consultant and human resources management Review corporate and business unit or functional area performance and CEO recommendations for the relevant performance period. Review historical information on previously awarded compensation. The committee does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years
CEO Assess corporate and business unit or functional area performance, with input from the Board, and make compensation recommendations for executive vice-presidents (excluding the CEO) Provide CEO self-assessment
Independent consultant Review and provide opinion on the CEO's recommendations and CEO pay
Human Resources committee Approve and recommend compensation for the CEO and all executive vice-presidents
Board Approve compensation for the CEO and all executive vice-presidents

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Independent consultant
The Human Resources committee is advised by Meridian as its independent consultant on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives and other members of the executive leadership team, incentive design, compensation governance, attending all committee meetings and providing data, analysis or opinions on compensation-related matters. While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee’s deliberations. The committee meets routinely in-camera and with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. You can find additional information on the independent consultant on page 76.
Benchmarking
We benchmark our executive compensation against a peer group of companies to assess the competitive market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.
The peer group for the named executives reflects:
•the size of TC Energy relative to the peer companies,
•a broad sample size, which reduces potential volatility in the data,
•the scope of TC Energy’s North American business activities, and
•the broad market from which TC Energy competes for executive talent.
The 2022 peer group for our named executives is listed below. There were no changes from the 2021 peer group. There are no proposed changes to the named executive peer group for 2023.

Named executive peer group
American Electric Power Company, Inc.	Imperial Oil Limited
BCE Inc.	Kinder Morgan, Inc.
Canadian National Railway Company	NextEra Energy, Inc.
Canadian Natural Resources Limited	Occidental Petroleum Corporation
Cenovus Energy Inc.	Pembina Pipeline Corporation
Dominion Energy, Inc.	Sempra Energy
Duke Energy Corporation	Suncor Energy Inc.
Enbridge Inc.	Teck Resources Limited
Exelon Corporation	The Southern Company
Fortis Inc.	The Williams Companies, Inc.
We benchmark each named executive position against similar positions in the peer group and target total direct compensation is generally set within a competitive range of the market median. The committee exercises judgment in the interpretation of the market data and is guided by the independent consultant in this regard. Competitive market data for the peer group provides an initial reference point for determining executive compensation.
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Profiles At December 31, 2021	TC Energy	Named executive peer group
		Median	75th percentile
Assets	$104.2 billion	$86.0 billion	$133.6 billion
Revenue	$13.4 billion	$22.4 billion	$33.8 billion
Market capitalization at December 31, 2022 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$54.9 billion	$60.6 billion	$87.7 billion
Employees	7,083	13,339	18,782
Notes
•Named executive peer group scope information reflects 2021 data, unless otherwise noted, as this was the most current information available at the time the analysis was performed. For comparability, the TC Energy scope information also reflects 2021 data.
•Values reflect a U.S./Canada foreign exchange rate of 1.3013 for 2022 and 1.2535 for 2021.
Total target direct compensation is generally set within a competitive range of the market median. Actual compensation will be above or below median, depending on performance.

Below expectations Performance meets expectations Exceeds expectations Target Below median market compensation Median market compensation Above median market compensation
See Components on page 93 for more information about total direct and indirect compensation.
Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. As at December 31, 2022 the ownership requirements were:

Executive level	Required ownership (multiple of base salary)
CEO	5x
Executive vice-president	3x
Senior vice-president	2x
Vice-president	1x
In 2022, the Board made no changes to the share ownership requirements.
The CEO is required to maintain their required ownership level for one year after retirement.
Executives have five years to meet the requirement and must buy and hold shares with a value of 50 per cent of the net proceeds of all stock options exercised and 50 per cent of net ESU payments until they meet their share ownership requirement.
The committee reviews share ownership levels for each executive annually and uses its discretion in assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.
Mr. Poirier and Mr. Hunter have until the end of 2026 to meet their share ownership requirements, Mr. Chapman has until the end of 2024 to meet his requirements, Mr. Hessen has until the end of 2027 to meet his requirements, and Mr. Wirzba has until the end of 2025 to meet his requirements.
See Executive profiles starting on page 103 for share ownership levels.
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COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans. We also offer indirect compensation which includes retirement benefits, other benefits and perquisites.

Element	Form	Performance period	Objective
Base salary (fixed)	Cash	•One year	•Provide base compensation commensurate with the role •Attract and retain executives
Short-term incentive (variable)	Cash	•One year
•Motivate executives to achieve key annual business and financial objectives
•Reward executives for contribution to TC Energy
•Align interests of executives and shareholders
•Attract and retain executives

Long-term incentive (variable)	ESUs	•Three-year term •Vesting at the end of the term •Awards subject to a performance multiplier based on pre-established targets	•Motivate executives to achieve medium-term business objectives •Align interests of executives and shareholders •Attract and retain executives
	Stock options	•Seven-year term •One third vest each year beginning on the first anniversary of the grant date	•Motivate executives to achieve long-term shareholder value creation •Align interests of executives and shareholders •Attract and retain executives
Retirement benefits	Defined Benefit Pension Plan and Supplemental Pension Plan for Canadian executives	•To be realized during retirement	•Provide a source of income at retirement •Attract and retain executives
401(k) Plan and Non-Qualified Plan for U.S. executives
Traditional health and welfare programs	Benefit plans	•One year	•Support the health and well-being of executives •Attract and retain executives
Perquisites	Flexible perquisite allowance, club memberships, reserved parking space and a car allowance	•One year	•Attract and retain executives
Fixed compensation
Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board.
Increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role, and compensation relative to other executives at TC Energy. Base salary adjustments are typically effective March 1.
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Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases in proportion by executive level.
Short-term incentive
The short-term incentive plan is principally designed to motivate employees to achieve key annual business objectives. It rewards individuals for their contributions and aligns the interests of employees and shareholders. In doing so, it offers the opportunity for higher compensation in strong performance scenarios, which is a factor in attracting and retaining highly-qualified and motivated talent. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.
Annual cash awards are made to the named executives based on a formula that takes into account:

Base salary X Short-term incentive target X [(Corporate performance factor X Corporate weighting) + (Business unit or functional area performance factor X Business unit or functional area weighting)] = Short-term incentive award ($)
Market data is used to establish short-term incentive target levels for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group.
The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors.
Awards are based on the following target levels and performance measure relative weightings.

	Short-term incentive target (% of base salary)	Payout range (% of target)	2022 Performance measure relative weighting
			Corporate	Business unit or functional area
President and Chief Executive Officer (François Poirier)	120%	0 - 200%	100%	—
Executive Vice-President and Chief Financial Officer (Joel Hunter)	80%	0 - 200%	80%	20%
Executive Vice-President and Group Executive, U.S. and Mexico Natural Gas Pipelines (Stanley Chapman III)	100%	0 - 200%	60%	40%
Executive Vice-President and President, Power & Energy Solutions (Corey Hessen)	90%	0 - 200%	60%	40%
Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines (Bevin Wirzba)	90%	0 - 200%	60%	40%
While targets are reviewed annually against the competitive market data, revisions to targets are less frequent and based on changes to scope of role and market conditions. As with base pay, market median targets are a reference but actual ranges will reflect TC Energy's size and complexity compared to other peers as well as the scope and experience of the executive in the role.
Effective January 1, 2022, the short-term incentive targets for Mr. Poirier, Mr. Chapman and Mr. Wirzba were adjusted to remain competitive to market. Mr. Hessen was appointed Executive Vice-President and President, Power, Storage and Origination effective January 1, 2022 with a short-term incentive target of 90 per cent of base salary, and his title was changed to Executive Vice-President and President, Power & Energy Solutions effective July 27, 2022 with no change to his target.
Effective January 1, 2023, the relative weightings for corporate and business unit performance were adjusted for Mr. Chapman, Mr. Hessen and Mr. Wirzba to increase focus on overall TC Energy performance and reflect the integrated and team-based approach to our business performance.
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Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives considering median market levels and potential to contribute to TC Energy's future success.
The long-term incentive awards for our CEO and executive vice-presidents are 60 per cent performance-contingent ESUs and 40 per cent stock options.
Executive share units
These are notional share units awarded under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. ESUs (and dividend equivalents) can vest at 0 per cent to 200 per cent, depending on performance against targets established at the beginning of the period.
ESU awards, if earned, are paid out in a lump sum cash payment in the first quarter following the end of the performance period.

Number of ESUs vesting X Valuation price on the grant term end date X Performance multiplier = ESU payout ($)
Notes
•Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents (reinvested in accordance with our DRP in place at the time) during the three-year performance period. Dividends and ESUs vest at the same time and only to the same extent that the underlying ESUs vest.
•Valuation price on the grant term end date is the volume-weighted average closing price of TC Energy shares for the 20 trading days immediately prior to and including the grant term end date (December 31).
"Off-cycle" grants may be made to newly hired executives and to executives promoted part way through the year. These grants will vest on the same schedule as the standard grants that year and will be subject to the same valuation methodology and performance multiplier, however, depending when an off-cycle grant was made, it may be granted at a different grant price and accrue fewer dividends than the standard grant.

Number of ESUs vesting X Valuation price on the vesting date X Performance multiplier = ESU payout ($)
Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2016. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. The total number of shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security-based compensation arrangements (as defined in the TSX Company Manual), is limited to ten per cent or less of our issued and outstanding shares. Non-executive directors are not eligible to participate in the plan. Under the terms of the plan, the committee determines which employees are eligible to participate. Only employees at the vice-president level or above are currently eligible to receive stock options. The committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that increasing, reducing or limiting grants based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.
Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.
Executives are limited to trading TC Energy shares in four windows (open trading windows), which are designated quarterly. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports.
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Executives are not permitted to trade when they are in possession of material, non-public information. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to ten trading days after the next window opens. Similar extensions apply when there is a special trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.
Exercise price
The exercise price of an option is the closing market price of TC Energy shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options. We do not provide financial assistance to plan participants in connection with the exercise of options.
Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised, if, before the exercise of any option:
•the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or
•a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.
More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if they die or are incapacitated.
The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:
•clarify an item,
•correct an error or omission,
•change the vesting date of an existing grant, or
•change the expiry date of an outstanding option to an earlier date.
The committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.
The plan requires certain amendments to be approved by shareholders, including:
•increasing the number of shares available for issue under the plan,
•lowering the exercise price of a previously granted option,
•canceling and reissuing an option,
•permitting options to be transferable or assignable other than for normal estate settlement purposes,
•changing the categories of individuals eligible to participate in the plan,
•providing financial assistance to a participant in connection with the exercise of options,
•extending the expiry date of an option, and
•changing the types of amendments that require shareholder approval.
For more details on stock options, see Equity compensation plan information on page 115.
See the Compensation on termination table starting on page 118 for the effect of certain employment events on participants’ entitlements under the plan.
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Retirement benefits
Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.
Participation in the DB plan is mandatory once a Canadian employee has ten years of continuous service. All of the Canadian named executives participate in the DB plan. Mr. Chapman and Mr. Hessen are U.S. employees and participate in the 401(k) Plan and the Non-Qualified Plan.
For employees hired before January 1, 2019, normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. These retirement benefit provisions apply to all Canadian named executives except Mr. Wirzba. The retirement benefit at normal retirement age is calculated as follows:
Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire ten years prior to normal retirement age, however, the benefit is reduced by an actuarial equivalence from age 55.
For employees hired on or after January 1, 2019, normal retirement for participants is age 60. These retirement benefit provisions apply to Mr. Wirzba. The retirement benefit at normal retirement age is calculated as follows:
Participants can retire as early as age 50, but the benefit is reduced by five per cent per year for each year until they reach age 60.
Notes
•Highest average earnings is the average of an employee’s best 36 consecutive months for employees hired before January 1, 2019 or 60 consecutive months for employees hired on or after January 1, 2019 of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2022, this was 100 per cent for Mr. Poirier and 60 per cent for the other Canadian named executives under this provision. Pensionable earnings do not include any other forms of compensation.
•YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.
•Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in the Employee's highest average earnings calculation plus the two previous years.
•Credited service is the employee’s years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada) which is currently $3,507 for each year of credited service. Participants therefore cannot earn benefits in the registered plan on any compensation that is higher than approximately $219,000 per year for employees hired before January 1, 2019 or $234,000 per year for employees hired on or after January 1, 2019.
Although our DB plan is non-contributory, participants can make pension contributions to an enhancement account for buying ancillary or "add-on" benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

(1.25% of employee’s highest average earnings (up to the final average YMPE) + 1.75% of employee’s highest average earnings (above the final average YMPE)) X Credited service = Annual retirement benefit ($)
1.50% of employee’s highest average earnings X Credited service = Annual retirement benefit ($)

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Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently, there are 1,019 participants in the supplemental pension plan including the Canadian named executives. All DB pension plan participants with pensionable earnings exceeding approximately $219,000 per year for those hired before January 1, 2019 and $234,000 for those hired on or after January 1, 2019 are eligible to participate in the supplemental pension plan.
Contributions to the plan are subject to Board approval and are based on an actuarial valuation of the supplemental pension plan obligations each year.
At the discretion of the Board, annual funding for the supplemental pension plan approximates current year service cost accruals and the five-year amortization of deficits. This funding practice is aligned with the approach utilized under our registered pension plan.
The DB pension plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. This discretion has not been exercised since 2004. See the Defined benefit pension plan table and footnotes on page 116 for details.
All DB pension plan participants, including our Canadian named executives, receive the normal form of pension when they retire:
•monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or
•if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the ten years, if the employee dies within ten years of retirement.
Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:
•increasing the percentage of the pension value that continues after they die,
•adding a guarantee period to the pension, or
•transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.
TransCanada 401(k) and Savings Plan
The TransCanada 401(k) and Savings Plan (401(k) Plan) provides a company contribution in addition to a voluntary employee contribution with a company match. Mr. Chapman and Mr. Hessen participate in the 401(k) Plan.
The company contributes seven per cent of each participant's base salary (up to Internal Revenue Service (IRS) contribution limits) to a 401(k) account. Participants can also make voluntary contributions and receive a company match equal to 100 per cent up to the first five per cent of eligible earnings. All company contributions vest immediately. For 2023, the IRS annual compensation limit is $330,000 while the annual employee 401(k) contribution limit is $22,500 with an additional $7,500 of contribution room for employees age 50 and older.
The 401(k) Plan offers a number of investment options to help participants meet their saving goals. The TransCanada USA Services Inc. Investment committee monitors and measures the performance of the investment funds offered in the 401(k) Plan in relation to established performance guidelines and occasionally makes changes to the choice of investment funds where necessary.
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TransCanada USA Services Inc. Non-Qualified Plan
The TransCanada USA Services Inc. Non-Qualified Plan is offered to employees with earnings in excess of the annual compensation limit imposed by the IRS on qualified retirement plans. Employee contributions are voluntary and eligible employees must enroll annually. Mr. Chapman and Mr. Hessen participate in the Non-Qualified Plan.
The company provides employer matching contributions to eligible participants using the same formula as the 401(k) Plan offset by the maximum amount allowed in the 401(k) Plan. The company will also contribute seven percent of base pay less what is contributed in the 401(k) Plan. The investment options and monitoring align to the 401(k) Plan.
Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices in the country in which they work. These benefits help to attract and retain talent.
Perquisites
Named executives receive a limited number of perquisites, including:
•a flexible perquisite allowance to use at their discretion,
•club memberships,
•a reserved parking space, and
•an annual car allowance.
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CORPORATE PERFORMANCE
The following summarizes our 2022 corporate performance against annual objectives.
You can find definitions of these terms and more information about our financial and business performance in our 2022 MD&A on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
The Board approved a corporate factor of 1.1 to determine the 2022 annual incentive awards for all non-union employees.
Our 2023 corporate scorecard includes a 30 per cent weighting to ESG including targets for human and process safety, diversity of women and visible minorities in leadership and GHG-emissions reduction. There is a 40 per cent weighting toward delivering financial results and 30 per cent toward strategic priorities including strengthening the balance sheet, finding operational efficiencies, and effective execution of divestitures and sanctioned growth. The 2023 corporate scorecard as a whole supports specific business unit and functional area scorecards. Performance against targets impacts executive and all employees’ short-term incentivization.

Objective	Goals	2022 Target	2022 Result	Rating (0-2.0)	Weighting	Factor	Highlights
1. Environment, Social and Governance	Achieve top personal safety, maintain safe reliable operations and asset integrity while minimizing environmental impacts.	Various targets	Not met	0.0	20%	0.0	Set to zero to recognize a fatality.
	Ensure diversity of our employees reflects the communities in which we live and work.	4% increase of visible minorities in leadership roles	Exceeded (2.0)	1.0	5%	0.1	Increase of visible minorities in leadership roles of 18%.
		4% increase of women in leadership roles	Not met (0.0)				Decrease of women in leadership roles of 4%.
2. Financial results	Optimize financial performance and deliver value for shareholders, measured through earnings per share.	$4.30 in Comparable EPS	$4.30	1.0	50%	0.5	Achieved financial targets.
3. Strategic Priorities	Identify and progress projects to replenish and diversify our growth portfolio, and identify origination opportunities.	$3.5 billion growth in incremental capital projects achieving FID and 8% IRR	Exceeded	2.0	25%	0.5	$8.8 billion growth in incremental capital projects achieving FID and 10% IRR.
Overall corporate factor					100%	1.1
Notes
•Calculated factors are rounded to the nearest one decimal.
•Comparable EPS is calculated by adjusting Net income per share for specific items, such as unrealized gains/losses, which are believed to be significant but not reflective of TC Energy's underlying operations in the period. The committee evaluated all adjustments to 2022 EPS and concluded that it is appropriate to exclude them in evaluating performance against the scorecard target. We calculate Comparable EPS based on the weighted average number of our common shares outstanding (995 million in 2022).
•Comparable EPS is a non-GAAP measure and does not have any standardized meaning under U.S. GAAP and therefore it may not be comparable to similar measures presented by other entities. The most directly comparable U.S. GAAP measure to Comparable EPS is Net income per common share. Refer to the About this document – Non-GAAP measures section of the 2022 MD&A for more information about the non-GAAP measures we use and a reconciliation to their U.S. GAAP equivalents, which section of the 2022 MD&A is incorporated by reference herein. The specific reconciliation for Comparable earnings per share can be found on page 23 in our 2022 MD&A.
BUSINESS UNIT AND FUNCTIONAL AREA PERFORMANCE
Each business unit and functional area's performance in 2022 was assessed relative to a scorecard of metrics and targets established at the start of the year and approved by the Board. The CEO reviews and assesses business unit results, which are then recommended to the Board for approval.
While each business unit scorecard is unique, the following recurring objectives are included in all scorecards: financial results, optimized utilization of existing assets, project execution, growing value, and people and culture.
Similarly, functional area scorecards are unique to each area, however they have recurring objectives for efficient, effective, lower-cost operations & services and strategic priorities related to our people.
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PAYOUT OF 2020 EXECUTIVE SHARE UNIT AWARD
Performance multiplier
The ESU award granted in 2020 vested on December 31, 2022, and will be paid in March 2023. The performance multiplier for this award was determined based on the guidelines in the table below.

If TC Energy’s performance is	Then the performance multiplier is
Below threshold	0	We calculate the performance multiplier using a straight-line interpolation if performance is: •between threshold and target, or •between target and maximum
At threshold	0.50
At target	1.00
At or above maximum	2.00
This award provided for a performance multiplier from zero to 2.00 based on the Board’s assessment of how the company performed in terms of relative total shareholder return and comparable EPS targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 0.44, based on the following result:

Measure	Period	Performance level targets for 2020 ESU award			Actual performance	Multiplier	Weighting	Weighted multiplier
		Threshold	Target	Maximum
Relative TSR against the ESU peer group (see page 102)	January 2020 to December 2022	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P8	0.00	25%	0.00
Relative TSR against a dividend subgroup of the TSX 60 Index		at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P0	0.00	25%	0.00
Comparable EPS for compensation purposes		$12.00	$13.13	$14.19	$12.84	0.87	50%	0.44
Performance multiplier								0.44
Notes
•Comparable EPS was $4.30 in 2022, $4.26 in 2021, and $4.19 in 2020 resulting in a cumulative three-year combined Comparable EPS of $12.75. This value was adjusted by $0.09 for the three-year net impact of Mexico tax reform to arrive at Comparable EPS for compensation purposes of $12.84.
•Comparable EPS was adjusted from 4.27 to 4.26 for 2021, from 4.20 to 4.19 for 2020, from 4.14 to 4.12 for 2019, and from 3.86 to 3.87 for 2018 as a result of changes made beginning in the first quarter of 2022, with consistent presentation of prior periods, to exclude our proportionate share of the unrealized gains and losses from changes in the fair value of Bruce Power’s funds invested for post-retirement benefits and derivatives related to its risk management activities. For more information on this adjustment refer to About this document – Non-GAAP Measures Comparable Measures of the 2022 MD&A.
•Comparable EPS for compensation purposes is a non-GAAP measure and the committee evaluated all adjustments to Comparable EPS and determined a Mexico tax reform adjustment to be appropriate given its link to legislative changes and the fact that it was outside of management's control. Management has taken a consistent approach and normalized both the positive and negative impacts of these tax reforms on both the Corporate scorecard and ESU grants.
•Comparable EPS is a non-GAAP measure and does not have any standardized meaning under U.S. GAAP and therefore it may not be comparable to similar measures presented by other entities. The most directly comparable U.S. GAAP measure to Comparable EPS is Net income per common share. Refer to the About this document – Non-GAAP measures section of the 2022 MD&A for more information about the non-GAAP measures we use and a reconciliation to their U.S. GAAP equivalents, which section of the 2022 MD&A is incorporated by reference herein. The specific reconciliation for Comparable EPS can be found on page 23 in our 2022 MD&A.
•Relative TSR is calculated using $55.86, the 20-day volume-weighted average closing price of TC Energy shares on the TSX at December 31, 2022. Our absolute TSR performance was -4.25 per cent.
•The ratio of cumulative dividends per share/cumulative funds generated from operations per share for the three-year period was less than 50 per cent (45 per cent), and so satisfied the additional modifier for the Comparable EPS for compensation purposes multiplier.
TC Energy Management information circular 2023 | 101

We used two peer groups for measuring relative TSR for the 2020 ESU award. The first group consisted of a group of publicly-traded companies that are in the same or similar business to TC Energy and which represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector. The second group for relative TSR was a high-yield subgroup of the TSX 60 Index, which included publicly-traded peer companies that represent dividend subset competitors for shareholder investment. Inter Pipeline Ltd. was excluded from the relative TSR calculations as it was acquired by Brookfield Infrastructure Partners L.P. during 2021. Husky Energy Inc. was excluded from the relative TSR calculations as it was removed from the TSX 60 Index when it was acquired by Cenovus Energy Inc. during 2021. SNC-Lavalin Group Inc. was excluded from the relative TSR calculations as it was removed from the TSX 60 Index.

2020 ESU award - peer group for relative TSR
AltaGas Ltd.	Fortis Inc.
Canadian Utilities Limited	Kinder Morgan, Inc.
CenterPoint Energy Inc.	ONEOK, Inc.
Dominion Energy, Inc.	Pembina Pipeline Corporation
Emera Incorporated	Sempra Energy
Enbridge Inc.	The Williams Companies, Inc.
Enterprise Products Partners L.P.

2020 ESU award - high-yield subgroup of the TSX 60 Index for relative TSR
Bank of Montreal	Loblaw Companies Limited	Royal Bank of Canada
BCE Inc.	Magna International Inc.	Shaw Communications Inc.
Brookfield Infrastructure Partners L.P.	Manulife Financial Corporation	Sun Life Financial Inc.
Canadian Imperial Bank of Commerce	National Bank of Canada	Suncor Energy Inc.
Canadian Natural Resources Limited	Nutrien Ltd.	TELUS Corporation
Canadian Tire Corporation, Limited	Pembina Pipeline Corporation	The Bank of Nova Scotia
Emera Incorporated	Power Corporation of Canada	The Toronto-Dominion Bank
Enbridge Inc.	Restaurant Brands International Inc.	Thomson Reuters Corporation
Fortis Inc.	Rogers Communications Inc.
Awards to named executives
The table below is a summary of the details of the original 2020 ESU award and the amount payable to each named executive upon vesting at the end of 2022.

	2020 ESU award		2020 ESU payout
	Number of ESUs awarded	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2022)	Performance multiplier	Value of ESU payout ($)	% of original award
François Poirier	27,996.500	1,920,000	33,084.486	0.44	813,164	42%
Joel Hunter	5,832.604	400,000	6,892.602		169,409	42%
Stanley Chapman III	17,771.216	1,634,953	21,000.895		671,690	42%
Corey Hessen	6,197.142	570,138	7,137.462		228,284	41%
Bevin Wirzba	11,543.701	791,667	13,641.615		335,289	42%
Notes
•Number of ESUs awarded is the value of the ESU award divided by the valuation price of $68.58 (the volume-weighted average closing price of TC Energy shares on the TSX for the 20 trading days immediately prior to the grant date (January 1, 2020)).
•Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2022 but which has not been paid at the vesting date. Dividends are subject to any DRP in place during the grant term. The final dividend value is converted to units and is reflected under Number of ESUs vesting.
•Value of ESU payout is calculated using the valuation price of $55.86 (the volume-weighted average closing price of TC Energy shares on the TSX for the 20 trading days immediately prior to and including the vesting date (December 31, 2022)).
•The Value of ESU award for Mr. Chapman and Mr. Hessen is expressed in Canadian dollars based on a U.S./Canada foreign exchange rate of 1.3415 for 2020. The Value of ESU payout for Mr. Chapman and Mr. Hessen reflects a U.S./Canada foreign exchange rate of 1.3013 for 2022.
~~•~~Mr. Hessen joined TC Energy on September 1, 2020 and received an off-cycle on-hire 2020 ESU grant that did not accrue dividends for the first two quarters of 2020, therefore his % of original award is less than the other named executives.
102 | TC Energy Management information circular 2023

GRANT OF 2023 EXECUTIVE SHARE UNIT AWARD
The committee and the Board approved a 2023 ESU award as follows:

Performance measure	Weighting	Measurement period
Relative TSR against a high-yield subgroup of the TSX 60 Index	25%	January 1, 2023 to December 31, 2025
Relative TSR against the ESU peer group	25%
Distributable Cash Flow per Share (DCF)	25%
Debt/EBITDA	25%	At December 31, 2025
Notes
•Starting with our 2023 ESU award, the grant price was adjusted from a 20-day volume-weighted-average closing price preceding the grant date, to a five day volume-weighted-average closing price preceding the grant date.

We have two peer groups for assessing relative TSR. The first group is a high-yield subgroup of the TSX 60 Index. This group includes publicly-traded peer companies that represent competitors for shareholder investment in large, high-yield Canadian companies.

2023 ESU award - dividend subgroup of the TSX 60 Index for relative TSR
Agnico Eagle Mines Ltd.	Emera Incorporated	Restaurant Brands International Inc.
Algonquin Power & Utilities Corp.	Enbridge Inc.	Rogers Communications Inc.
Bank of Montreal	Fortis Inc.	Royal Bank of Canada
Barrick Gold Corp.	Hydro One Ltd.	Sun Life Financial Inc.
BCE Inc.	Kinross Gold Corp.	Suncor Energy Inc.
Brookfield Infrastructure Partners L.P.	Magna International Inc.	TELUS Corporation
Canadian Apartment Properties REIT	Manulife Financial Corporation	The Bank of Nova Scotia
Canadian Imperial Bank of Commerce	National Bank of Canada	The Toronto-Dominion Bank
Canadian Natural Resources Limited	Pembina Pipeline Corporation	Tourmaline Oil Corp.
Canadian Tire Corporation, Limited	Power Corporation of Canada
The second group is the ESU peer group, consisting of specific business competitors as shown below.

2023 ESU award - peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	ONEOK, Inc.
Canadian Utilities Limited	Energy Transfer LP	Pembina Pipeline Corporation
CenterPoint Energy Inc.	Enterprise Products Partners L.P.	Sempra Energy
Dominion Energy, Inc.	Fortis Inc.	The Williams Companies, Inc.
Emera Incorporated	Kinder Morgan, Inc.
New performance measures were introduced to the 2023 ESU Award to reflect cash flow and deleveraging priorities.
Distributable Cash Flow per share (DCF) is a cash based metric that reflects our focus on growing earnings and cash flows to create sustainable value. DCF will be adjusted on a pro-forma basis for divestitures that occur during the three-year period.
The Debt/EBITDA metric is aligned with our ongoing commitment to strengthen our balance sheet and ensure we remain competitively positioned to capitalize on future opportunities. As communicated to our shareholders, a key objective of our capital rotation program is to accelerate our deleveraging target. While our Debt/EBITDA ratio will be assessed at December 31, 2025, achieving this target will require multi-year actions including growing earnings and cash flows, realization of proceeds on our asset divestiture program, and, exercising strategic discipline with the opportunities we pursue and funding future growth.
EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2022, details of their compensation for 2022 and the two previous fiscal years, and their share ownership as at December 31, 2022.
TC Energy Management information circular 2023 | 103

François Poirier PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Poirier is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. Mr. Poirier was appointed President and Chief Executive Officer on January 1, 2021.

2022 key results
•Established a strategic alliance with the Comisión Federal de Electricidad (CFE) that will enable the development of a new offshore pipeline worth US$4.5 billion to transport natural gas to Mexico’s southeastern states
•Achieved the consolidation of existing natural gas assets in Mexico under a single, U.S. dollar-denominated, take-or-pay Transportation Service Agreement (TSA) that extends through 2055
•Stewarded another year of record comparable EPS and the 22nd consecutive year of dividend growth
•Announced a $5+ billion asset divestiture program to accelerate deleveraging, execute on TC Energy’s vast opportunity set and provide a self-funding source for high-value growth opportunities
•Sanctioned $8.8 billion in new capital projects

•Mr. Poirier’s short-term incentive award was based 100 per cent on corporate performance.
•The short-term incentive award for 2022 performance was based on Mr. Poirier’s target of 120 per cent of base salary.
•Mr. Poirier’s 2022 short-term and long-term incentive awards as a percentage of 2022 base salary were 132 per cent and 636 per cent, respectively.

2022 Pay Mix Base salary 12% Short-term incentive 15% ESUs 44% Stock options 29% 73% Long-term incentive
Compensation (as at December 31)		2022	2021	2020
Fixed
Base salary		$1,100,000	$1,000,000	$800,000
Variable
Short-term incentive		1,452,000	1,100,000	960,000
Long-term incentive
ESUs		4,200,000	3,600,000	1,920,000
Stock options		2,800,000	2,400,000	1,280,000
Total direct compensation		$9,552,000	$8,100,000	$4,960,000
Change from last year		18%	63%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $55.86 for TC Energy shares at December 31, 2022.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines[1]
		TC Energy shares	Total ownership as a multiple of base salary
5x	$5,500,000	$4,917,133	4.5x
1 Mr. Poirier has until the end of 2026 to meet his holding requirements.
104 | TC Energy Management information circular 2023

CEO Realizable Pay
A significant portion (73%) of Mr. Poirier’s CEO compensation consists of fully at-risk long-term incentives (the LTI mix is 60% performance-vesting ESUs and 40% stock options), which are designed to focus the CEO on TC Energy’s long-term success. LTI is directly affected by the performance of TC Energy’s share price:
•Stock options only have value when the share price increases, and
•ESUs are impacted by share price, relative TSR performance and EPS growth.
The table below is a look back comparing grant date total target direct pay for Mr. Poirier to the realizable value of this compensation during the last three years, compared to shareholder return on investment. The analysis is based on the return of a $100 investment by a shareholder at the start of a period, and the reinvestment of dividends over the period, compared to $100 of total direct compensation for the CEO for each year. In all cases, shareholder returns are more favourable than CEO compensation value.

	Total Target Direct Pay	Realizable Pay	From	To	Value of $100
					CEO	Shareholder
2020	$4,800,000	$2,550,424	December 31, 2019	December 31, 2022	$53	$93
2021	$8,000,000	$6,083,808	December 31, 2020		$76	$117
2022	$9,420,000	$6,614,523	December 31, 2021		$70	$97
Notes
•Total target direct pay includes salary, target bonus, long-term incentive grant of ESUs and stock options. Excludes pension and all other compensation value.
•Realizable pay includes salary, actual bonus paid, value of stock options that are in-the-money and the market value of unvested ESUs including dividend equivalents (assuming ESUs vest at target for 2021 and 2022 grants, and actual for 2020 grant). Equity valued as at December 31, 2022 close stock price. Excludes pension and all other compensation value.
The table below compares target and realizable CEO compensation values.

Total direct compensation ($, thousands)
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$4,800
$2,550
-47%
$8,000
$6,084
-24%
$9,420
$6,615
-30%
Target
Realizable
2020
Target
Realizable
2021
Target
Realizable
2022
Salary
Bonus
ESUs
Stock Options

Total Direct Compensation ($, Thousands)
$0 $2,000 $4,000 $6,000 $8,000 $10,000
2020 $4,800 -47% $2,550 Target Realizable
2021 $8,000 -24% $6,084 Target Realizable
2022 $9,420 -30% $6,615 Target Realizable
Salary Bonus ESUs Stock Options
TC Energy Management information circular 2023 | 105

Joel Hunter EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
Mr. Hunter is responsible for all corporate financial affairs of the company including financial reporting, taxation, finance, treasury, risk management and investor relations. Mr. Hunter was appointed Executive Vice-President and Chief Financial Officer on August 1, 2021. He also served as Chief Risk Officer for the company until December 31, 2021.

2022 key results
•Established US$1.6 billion five-year loan for Sur de Texas, issued $2.6 billion of hybrid securities and long-term debt in the capital markets, and established the Company’s first ever sustainability-linked credit facility with key performance indicators that include GHG and gender diversity targets
•Hosted inaugural ESG forum for key stakeholders and obtained independent third-party limited assurance on key ESG indicators
•Issued US$800 million of senior notes at ANR
•Conducted an active investor relations program involving over 300 meetings that focused on re-establishing in-person contact post-COVID
•Completed a $1.8 billion common share issuance to provide clear funding plan for the Southeast Gateway pipeline

•Mr. Hunter’s short-term incentive award was based 80 per cent on corporate performance and 20 per cent on CFO functional area performance.
•The short-term incentive award for 2022 performance was based on Mr. Hunter's target of 80% of base salary.
•Mr. Hunter’s 2022 short-term and long-term incentive awards as a percentage of 2022 base salary were 90 per cent and 300 per cent, respectively.
•Mr. Hunter received a $320,000 off-cycle ESU grant upon his promotion to Executive Vice-President and Chief Financial Officer in 2021.

2022 Pay Mix Base salary 20% Short-term incentive 18% ESUs 37% Stock options 25% 62% Long-term incentive
Compensation (as at December 31)		2022	2021	2020
Fixed
Base salary		$575,000	$525,000	$400,000
Variable
Short-term incentive		515,200	346,500	216,000
Long-term incentive
ESUs		1,035,000	770,000	400,000
Stock options		690,000	225,000	200,000
Total direct compensation		$2,815,200	$1,866,500	$1,216,000
Change from last year		51%	53%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $55.86 for TC Energy shares at December 31, 2022.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines[1]
		TC Energy shares	Total ownership as a multiple of base salary
3x	$1,725,000	$1,477,463	2.6x
1 Mr. Hunter has until the end of 2026 to meet his holding requirements.
106 | TC Energy Management information circular 2023

Stanley Chapman III
EXECUTIVE VICE-PRESIDENT AND GROUP EXECUTIVE, U.S. AND
MEXICO NATURAL GAS PIPELINES
(Executive Vice-President and President, U.S. and Mexico Natural Gas Pipelines until August 31, 2022)

Mr. Chapman is responsible for profitability and growth of our U.S. and Mexico natural gas pipelines businesses. Mr. Chapman was appointed Executive Vice-President and Group Executive, U.S. and Mexico Natural Gas Pipelines on September 1, 2022.

2022 key results
•Achieved year over year comparable EBITDA growth of 6.0% in US Natural Gas Pipelines with higher quality earnings and lower operating costs. Achieved 13.1% year over year increase in Mexico comparable EBITDA[1]
•Placed approximately US$2.1 billion of capital projects into service including Louisiana XPress on Columbia Gulf in addition to Elwood Power and Wisconsin Access on ANR
•Secured US$1.3 billion of new sanctioned projects in US natural gas pipelines
•Secured a strategic alliance with CFE providing for a resolution of the historical arbitration proceedings and sanctioning of the US$4.5 billion Southeast Gateway pipeline project in Mexico

•Mr. Chapman's short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•The short-term incentive award for 2022 performance was based on Mr. Chapman’s target of 100 per cent of base salary.
•Mr. Chapman’s 2022 short-term and long-term incentive awards as a percentage of 2022 base salary were 122 per cent and 450 per cent, respectively.
•Mr. Chapman's base salary in U.S. dollars did not change from 2020 to 2021.

2022 Pay Mix Base salary 15% Short-term incentive 18% ESUs 40% Stock options 27% 67% Long-term incentive
Compensation (as at December 31)[2]		2022	2021	2020
Fixed
Base salary		$1,005,254	$783,438	$838,438
Variable
Short-term incentive		1,226,410	764,635	831,730
Long-term incentive
ESUs		2,714,186	1,645,219	1,634,953
Stock options		1,809,458	1,096,813	1,089,969
Total direct compensation		$6,755,308	$4,290,105	$4,395,090
Change from last year		57%	-2%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $55.86 for TC Energy shares at December 31, 2022.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines[3]
		TC Energy shares	Total ownership as a multiple of base salary
3x	$3,015,762	$2,224,401	2.2x

[1] Comparable EBITDA is a non-GAAP measure and does not have any standardized meaning under U.S. GAAP and therefore it may not be comparable to similar measures presented by other entities. The most directly comparable U.S. GAAP measure to Comparable EBITDA is segmented earnings. Refer to the About this document – Non-GAAP measures section of the 2022 MD&A for more information about the non-GAAP measures we use and a reconciliation to their U.S. GAAP equivalents, which section of the 2022 MD&A is incorporated by reference herein. The specific reconciliation for Comparable EBITDA can be found on pages 47, 53, 57, 67, 77 and 82 in our 2022 MD&A.
[2] Values reflect a U.S./Canada foreign exchange rate of 1.3013 in 2022, 1.2535 for 2021 and 1.3415 for 2020.
3 Mr. Chapman has until the end of 2024 to meet his holding requirements.

TC Energy Management information circular 2023 | 107

Corey Hessen EXECUTIVE VICE-PRESIDENT AND PRESIDENT, POWER & ENERGY SOLUTIONS (Executive Vice-President and President, Power, Storage and Origination until July 26, 2022)
Mr. Hessen is accountable for all aspects of power generation and unregulated natural gas storage businesses, including strategy, trading, commercial, business development, projects and operations. Mr. Hessen was appointed Executive Vice-President and President, Power, Storage and Origination effective January 1, 2022. Mr. Hessen's title was changed to Executive Vice-President and President, Power & Energy Solutions effective July 27, 2022 to better reflect the scope of his responsibilities.

2022 key results
•Achieved 36% increase in comparable EBITDA over 2021 with a focus on safety, asset availability and operational excellence[1]
•Advanced TC Energy’s GHG Emissions Reduction Plan, including securing zero-carbon virtual power purchase agreements to progress mitigation of the Keystone Pipeline System’s Scope 2 GHG emissions
•Provided innovative energy solutions tailored to customer needs, such as the 24x7 Carbon-free Power Product and TC Energy’s first renewable natural gas production investment
•Initiated construction on TC Energy’s first solar facility and delivered TC Energy’s first renewable natural gas
•Built a diverse team including origination & development capabilities to generate customer-driven growth opportunities with creditworthy counterparties

•Mr. Hessen's short-term incentive award for 2022 was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•The short-term incentive award for 2022 performance was based on Mr. Hessen’s target of 90 per cent of base salary.
•Mr. Hessen’s 2022 short-term and long-term incentive awards as a percentage of 2022 base salary were 113 per cent and 300 per cent, respectively.

2022 Pay Mix Base salary 20% Short-term incentive 22% ESUs 35% Stock options 23% 58% Long-term incentive
Compensation (as at December 31)[2]		2022	2021	2020
Fixed
Base salary		$683,183	$625,000	$525,000
Variable
Short-term incentive		774,729	536,999	98,399
Long-term incentive
ESUs		1,229,729	355,158	570,138
Stock options		819,819	177,580	—
Total direct compensation		$3,507,460	$1,694,737	$1,193,537
Change from last year		107%	42%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $55.86 for TC Energy shares at December 31, 2022.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines[3]
		TC Energy shares	Total ownership as a multiple of base salary
3x	$2,049,549	$0	0.0x

[1] Comparable EBITDA is a non-GAAP measure and does not have any standardized meaning under U.S. GAAP and therefore it may not be comparable to similar measures presented by other entities. The most directly comparable U.S. GAAP measure to Comparable EBITDA is segmented earnings. Refer to the About this document – Non-GAAP measures section of the 2022 MD&A for more information about the non-GAAP measures we use and a reconciliation to their U.S. GAAP equivalents, which section of the 2022 MD&A is incorporated by reference herein. The specific reconciliation for Comparable EBITDA can be found on pages 47, 53, 57, 67, 77 and 82 in our 2022 MD&A.
[2] Values reflect a U.S./Canada foreign exchange rate of 1.3013 in 2022, 1.2535 for 2021 and 1.3415 for 2020.
3 Mr. Hessen has until the end of 2027 to meet his holding requirements.

108 | TC Energy Management information circular 2023

Bevin Wirzba
EXECUTIVE VICE-PRESIDENT, STRATEGY & CORPORATE DEVELOPMENT AND GROUP EXECUTIVE, CANADIAN NATURAL GAS AND LIQUIDS PIPELINES
(Executive Vice-President, Strategy & Corporate Development and President, Liquids Pipelines until January 25, 2022)

Mr. Wirzba is responsible for Canadian natural gas and liquids transportation business. He is also responsible for leading and executing the company’s corporate development activities, capital allocation within the company and corporate strategy. Mr. Wirzba was appointed Executive Vice-President, Strategy & Corporate Development on June 1, 2021. On January 26, 2022, Mr. Wirzba was appointed Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines.

2022 key results
•Led Coastal GasLink through settlement negotiations with no safety incidents
•Unlocked and commercialized incremental capacity on Keystone system and completed binding Open Season
•Achieved significant system enhancements in the areas of performance, competitiveness, customer experience and Indigenous relationships in 2022 in Canada Gas
•Established energy transition team and revised long term strategic planning and capital allocation processes to align corporate emissions intensity goals, portfolio composition goals, and capital allocation to support value proposition goals

•Mr. Wirzba's short-term incentive award for 2022 was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•The short-term incentive award for 2022 performance was based on Mr. Wirzba’s target of 90 per cent of base salary.
•Mr. Wirzba’s 2022 short-term and long-term incentive awards as a percentage of 2022 base salary were 99 per cent and 350 per cent, respectively.

2022 Pay Mix Base salary 18% Short-term incentive 18% ESUs 38% Stock options 26% 64% Long-term incentive
Compensation (as at December 31)		2022	2021	2020
Fixed
Base salary		$625,000	$525,000	$475,000
Variable
Short-term incentive		618,750	495,600	374,680
Long-term incentive
ESUs		1,312,500	945,000	791,667
Stock options		875,000	630,000	395,833
Total direct compensation		$3,431,250	$2,595,600	$2,037,180
Change from last year		32%	27%	—

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $55.86 for TC Energy shares at December 31, 2022.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines[1]
		TC Energy shares	Total ownership as a multiple of base salary
3x	$1,875,000	$821,447	1.3x
1 Mr. Wirzba has until the end of 2025 to meet his holding requirements.
TC Energy Management information circular 2023 | 109

Executive compensation – 2022 details
All amounts are in Canadian dollars, unless otherwise indicated.
SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2022, 2021 and 2020.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
François Poirier	2022	1,083,333	4,200,000	2,800,000	1,452,000	—	927,000	142,543	10,604,876
President and Chief Executive Officer	2021	1,000,000	3,600,000	2,400,000	1,100,000	—	1,642,000	71,923	9,813,923
	2020	800,000	1,920,000	1,280,000	960,000	—	1,367,000	18,594	6,345,594
Joel Hunter	2022	566,667	1,035,000	690,000	515,200	—	621,000	5,667	3,433,534
Executive Vice-President and Chief Financial Officer	2021	472,917	770,000	225,000	346,500	—	2,426,000	4,729	4,245,146
	2020	390,833	400,000	200,000	216,000	—	547,000	3,908	1,757,741
Stanley Chapman III	2022	971,295	2,714,186	1,809,458	1,226,410	—	93,108	140	6,814,597
Executive Vice-President and Group Executive, U.S. and Mexico Natural Gas Pipelines	2021	783,437	1,645,219	1,096,813	764,635	—	87,425	—	4,377,529
	2020	826,829	1,634,953	1,089,969	831,730	—	87,543	—	4,471,024
Corey Hessen	2022	680,680	1,229,729	819,819	774,729	—	69,410	—	3,574,367
Executive Vice-President and President, Power & Energy Solutions	2021	532,737	355,158	177,580	536,999	—	36,600	—	1,639,074
	2020	184,198	570,138	—	98,399	—	20,569	—	873,304
Bevin Wirzba	2022	608,333	1,312,500	875,000	618,750	—	281,000	6,083	3,701,666
Executive Vice-President, Strategy & Corporate Development and Group Executive, Canadian Natural Gas and Liquids Pipelines	2021	516,667	945,000	630,000	495,600	—	232,000	370,215	3,189,482
	2020	470,833	791,667	395,833	374,680	—	182,000	259,833	2,474,846

Notes
•Salary is the actual base salary earned during each of the three years.
•Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TC Energy shares for the 20 trading days immediately prior to the grant date: $59.13 in 2022, $54.75 in 2021, and $68.58 in 2020.
•Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TC Energy shares on the TSX on the trading day immediately prior to the grant date: $66.49 in 2022, $56.86 in 2021, and $75.06 in 2020. See Stock option valuation below for more information.
•Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.
•There are no long-term non-equity incentive plans.
•Pension value for all of the Canadian named executives includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TC Energy in 2022, plus compensation changes that were higher or lower than the base salary assumptions and plan changes. Pension value for Mr. Chapman and Mr. Hessen is the value of the annual employer contribution to the 401(k) Plan and to the Non-Qualified Plan. See Retirement benefits on page 116 for more information.
•Values provided to Mr. Chapman and Mr. Hessen reflect a U.S./Canada foreign exchange rate of 1.3013 in 2022, 1.2535 for 2021 and 1.3415 for 2020.
•Mr. Poirier was appointed President and CEO on January 1, 2021. Amounts shown in 2021 include compensation earned in this position.
•Mr. Poirier was appointed Chief Operating Officer on January 1, 2020. Amounts shown in 2020 include compensation earned in this position.
•Mr. Hunter was appointed Executive Vice-President and Chief Financial Officer on August 1, 2021 and received an off-cycle ESU grant of $320,000. Amounts shown in 2021 include compensation earned for the period August 1 to December 31 in his new position and for the period January 1 to July 31 in his previous position as Senior Vice-President, Capital Markets.
•Mr. Hessen joined TC Energy on September 1, 2020 and received an off-cycle on-hire ESU grant but was ineligible to receive a stock option grant that year.
•Mr. Wirzba was appointed Executive Vice-President, Strategy & Corporate Development on June 1, 2021. Amounts shown in 2021 include compensation earned in all of the positions he held in 2021.
110 | TC Energy Management information circular 2023

•Mr. Wirzba was appointed Executive Vice-President and President, Liquids Pipelines on August 1, 2020. Amounts shown in 2020 include compensation earned in all of the positions he held in 2020.
~~•~~All other compensation includes other compensation not reported in any other column for each named executive and includes:
•payments to the named executives by any of our subsidiaries and affiliates (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in):

	2022	2021	2020
Mr. Poirier	—	—	$14,594
•matching contributions we made on behalf of the named executives under the Canadian employee stock savings plan:

	2022	2021	2020
Mr. Poirier	$5,417	$5,000	$4,000
Mr. Hunter	$5,667	$4,729	$3,908
Mr. Wirzba	$6,083	$5,167	$4,708
~~•~~cash payments in lieu of forgone share-based awards from previous employers upon hire at TC Energy:

	2022	2021	2020
Mr. Wirzba	—	$365,000	$255,000
•gross-ups or other amounts reimbursed for the payment of taxes:

	2022	2021	2020
Mr. Wirzba	—	$23	$60
•awards received under the employee recognition program:

	2022	2021	2020
Mr. Chapman	$140	—	—
Mr. Wirzba	—	$25	$65
•In 2022, Mr. Poirier received perquisites totaling $137,126. Perquisites exceeding 25 per cent of his total included a $101,052 one-time charge for the personal use of the corporate aircraft. The perquisites for all other named executives in 2022 are not included because they were less than $50,000 and ten per cent of each named executive's total base salary.
•In 2021, Mr. Poirier received perquisites totaling $66,923. Perquisites exceeding 25 per cent of his total included a $36,750 one-time club membership fee to transfer membership from the former President and CEO's name to his own name and an $18,000 car allowance. The perquisites for all other named executives for 2021 are not included because they were less than $50,000 and ten per cent of each individual's respective base salary.
•Perquisites in 2020 are not included because they were less than $50,000 and ten per cent of each named executive's total base salary.
TC Energy Management information circular 2023 | 111

Additional notes to the summary compensation table
Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.
The committee and Board have approved the Binomial valuation model, a generally accepted valuation method, as the methodology to determine stock option awards. The Compensation Binomial valuation model used to calculate TC Energy's stock option fair value differs from the Accounting Binomial valuation model. The Compensation Binomial valuation model bases the stock option term on the full award term and volatility on a seven-year historical volatility while the Accounting Binomial valuation model uses expected life and a blend of historical and implied volatility. The Compensation Binomial valuation model yields per unit valuations that were $2.13 higher in 2022, $0.46 higher in 2021 and $1.05 higher in 2020. The higher values result in fewer stock options being awarded to the executives.
Each year, the committee and Board review the valuation as prepared by management’s consultant. The value takes into account the volatility of the underlying shares, dividend yield, risk-free interest rate, option term and vesting period.
For stock option grants beginning in 2018, inputs to the Binomial valuation model used for compensation purposes were adjusted as follows:

	Methodology beginning in 2018	Methodology prior to 2018
Volatility	historic	historic and implied
Expected life	stock option term	historical stock option exercise activity
These changes were implemented to better reflect the view of the Board as to the appropriate compensation value of TC Energy's stock options.
The table below is a summary of the grant date compensation value for the stock option awards granted in 2022, 2021 and 2020:

Grant date	Exercise price ($)	Compensation value of each stock option ($)
February 17, 2022	66.49	10.37
February 23, 2021	56.86	7.85
February 19, 2020	75.06	8.78
Total stock option exercises in 2022 (supplemental table)
The table below shows for each named executive:
•the number of stock options exercised in 2022, and
•the total value realized when the options were exercised.

Name	Total stock options exercised (#)	Total value realized ($)
François Poirier	—	—
Joel Hunter	41,753	685,973
Stanley Chapman III	103,573	1,492,444
Corey Hessen	—	—
Bevin Wirzba	—	—
Notes
•The value for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.3013 in 2022.

112 | TC Energy Management information circular 2023

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2022. Year-end values are based on $53.98, the closing price of TC Energy shares on the TSX at December 31, 2022.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Poirier	73,682	62.14	22-Feb-2024	—	148,700	4,013,413	—
	118,243	56.89	21-Feb-2025	—
	108,946	56.90	20-Feb-2026	—
	145,786	75.06	19-Feb-2027	—
	305,732	56.86	23-Feb-2028	—
	270,010	66.49	17-Feb-2029	—
Joel Hunter	17,198	62.14	22-Feb-2024	—	34,068	919,495	—
	25,027	56.90	20-Feb-2026	—
	22,779	75.06	19-Feb-2027	—
	28,662	56.86	23-Feb-2028	—
	66,538	66.49	17-Feb-2029	—
Stanley Chapman III	33,333	63.83	10-May-2024	—	64,139	2,252,696	—
	56,519	56.90	20-Feb-2026	—
	122,689	75.06	19-Feb-2027	—
	140,591	56.86	23-Feb-2028	—
	170,105	66.49	17-Feb-2029	—
Corey Hessen	22,762	56.86	23-Feb-2028	—	22,702	797,342	—
	77,070	66.49	17-Feb-2029	—
Bevin Wirzba	45,083	75.06	19-Feb-2027	—	42,793	1,154,983	—
	80,255	56.86	23-Feb-2028	—
	84,378	66.49	17-Feb-2029	—
Notes
•Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.
•Number of shares or units of shares that have not vested includes the amount of the grant plus reinvested units earned as dividend equivalents (reinvested in accordance with any DRP in place at the time) of all outstanding ESUs as at December 31, 2022.
•Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2022. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares. The values for Mr. Chapman and Mr. Hessen reflect a U.S./Canada foreign exchange rate of 1.3013 for 2022.
•No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2020 vested on December 31, 2022, and will be paid in March 2023. These awards are shown in the next table.
TC Energy Management information circular 2023 | 113

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2022. It also shows the total amount they earned from non-equity incentive plan awards in 2022.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
François Poirier	1,330,120	813,164	1,452,000
Joel Hunter	170,863	169,409	515,200
Stanley Chapman III	925,440	671,690	1,226,410
Corey Hessen	73,746	228,284	774,729
Bevin Wirzba	260,029	335,289	618,750
Notes
•Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.
•Share-based awards is the payout value of the 2020 ESU awards for the named executives. See the Payout of 2020 executive share unit award section on page 101 for more information.
•The Share-based awards values for Mr. Chapman and Mr. Hessen reflects a U.S./Canada foreign exchange rate of 1.3013 for 2022.
•Non-equity incentive plan compensation is the short-term incentive award for 2022. This amount is shown under Annual incentive plans in the Summary compensation table on page 110.

114 | TC Energy Management information circular 2023

EQUITY COMPENSATION PLAN INFORMATION
Securities authorized for issue under equity compensation plans
The table below shows the:
•number of shares to be issued under the stock option plan when outstanding options are exercised,
•weighted average exercise price of the outstanding options, and
•number of shares available for future issue under the option plan.

	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	6,108,545	63.86	3,656,518
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	6,108,545	63.86	3,656,518
Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate
Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)
Dec 31, 2020	940,064,042	8,995,865	6,396,168	1,714,297	0.96	1.64	0.18
Dec 31, 2021	980,815,927	7,769,052	4,826,189	1,679,180	0.79	1.28	0.17
Dec 31, 2022	1,017,961,583	6,108,545	3,656,518	1,396,242	0.60	0.96	0.14
TC Energy Management information circular 2023 | 115

RETIREMENT BENEFITS
All of the Canadian named executives participate in our DB plan. Mr. Chapman and Mr. Hessen participate in the 401(k) Plan and the Non-Qualified Plan. The tables below show their benefits under the respective plans.
Defined benefit pension plan

at December 31, 2022		Annual benefits payable
Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
François Poirier	8.67	243,000	483,000	4,585,000	927,000	(1,185,000)	4,327,000
Joel Hunter	24.00	273,000	377,000	6,172,000	621,000	(1,914,000)	4,879,000
Bevin Wirzba	3.50	39,000	189,000	479,000	281,000	(221,000)	539,000
Notes
•Annual benefits payable at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2022.
•Annual benefits payable at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2022.
•Opening and closing present value of defined benefit obligation is at December 31, 2021 and December 31, 2022, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2021 and 2022 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.
•Compensatory change includes the service cost to TC Energy in 2022, plus the impact on the obligation due to actual compensation changes that were higher or lower than assumed, and plan changes.
•Non-compensatory change includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.
401(k) Plan

at December 31, 2022
Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)
Stanley Chapman III	1,027,429	47,628	728,180
Corey Hessen	65,513	43,556	91,831
Notes
•Accumulated value at start of year is the beginning of year value of the 401(k) account funded by employer contributions.
•Compensatory value is the annual employer contribution to the 401(k) Plan.
•Accumulated value at year end is the end of year value of the 401(k) account funded by employer contributions and includes investment earnings.
•Values reflect a U.S./Canada foreign exchange rate of 1.3013 for 2022.
Non-Qualified Plan

at December 31, 2022
Name	Accumulated value at start of year ($)	Compensatory value ($)	Accumulated value at year end ($)
Stanley Chapman III	88,772	45,480	113,154
Corey Hessen	—	25,854	22,530
Notes
•Accumulated value at start of year is the beginning of year value of the Non-Qualified account funded by employer contributions.
•Compensatory value is the annual employer contribution to the Non-Qualified account.
•Accumulated value at year end is the end of year value of the Non-Qualified account funded by employer contributions and includes investment earnings.
•Values reflect a U.S./Canada foreign exchange rate of 1.3013 for 2022.
116 | TC Energy Management information circular 2023

TERMINATION AND CHANGE OF CONTROL
Termination
We have a separation agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TC Energy. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.
The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have a separation agreement. Each separation agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.
Like all other Canadian employees, all of the Canadian named executives are eligible for retiree benefits if they are 55 or older with ten or more years of continuous service on the separation date. Canadian retiree benefits include:
•a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance,
•a security plan that provides a safety net if there are significant medical expenses, and
•life insurance that provides a death benefit of $10,000 to a designated beneficiary.
Mr. Chapman is eligible for retiree benefits under the U.S. retiree benefit program including:
•access to medical plans that provide a wide range of coverage, and
•life insurance that provides a death benefit of $10,000 to a designated beneficiary.
The Canadian employee stock savings plan, 401(k) Plan, the Non-Qualified Plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.
TC Energy Management information circular 2023 | 117

Compensation on termination
The table below shows how each named executive’s compensation is treated if they leave TC Energy as at December 31, 2022.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment equal to 2x their annual base salary as of the separation date.
	Termination with cause	Payments end.
Retirement
Death
Short-term incentive	Resignation	Year of separation: Not paid. Year prior to separation: Board discretion.
Termination without cause
Year of separation: Equals the average short-term incentive award paid to the named executive for the three years preceding the separation date prorated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average short-term incentive award paid to the named executive for the three years preceding the separation date prorated by the number of months in the current year prior to the separation date multiplied by the notice period.

	Termination with cause	Not paid.
	Retirement	Year of separation: Equals the average short-term incentive award paid to the named executive for the three years preceding the separation date prorated by the number of months in the current year prior to the separation date.
Death
ESUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out. Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is generally pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out. Unvested units are forfeited, however, the original grant value is generally paid out on a pro rata basis.
Stock options	Resignation	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier). No stock options vest after the last day of employment.
Termination without cause
Vested stock options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.
No stock options vest after the separation date.

	Termination with cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier). No stock options vest after the last day of employment.
	Retirement	Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.
	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).
118 | TC Energy Management information circular 2023

Canadian pension	Resignation	Paid as a commuted value or monthly benefit according to the applicable DB plan provisions. For termination without cause, credited service is provided for the applicable notice period.
Termination without cause
Termination with cause
Retirement
Death
401(k) Plan	Resignation	Account balance is available to take as a lump sum, partial, or periodic distribution.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary.
Non-Qualified Plan	Resignation	Account balance is available to take in accordance with employee distribution elections after a six month delay. Participant can choose a lump sum or annual installations from two to ten years.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary and distributed immediately as a lump sum payment.
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility is determined at the end of the notice period.
	Termination with cause	Coverage ends, or retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.
	Termination with cause	Payments end.
Retirement
Death
Other	Resignation
	Termination without cause	Outplacement services.
Termination with cause
Retirement
Death
Notes
•Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.
•The short-term incentive award is not paid on resignation unless the Board uses its discretion.
•The notice period is currently two years for each named executive.
•Benefits on termination without cause is paid as an equivalent lump-sum for Mr. Chapman, and retiree benefits eligibility would be determined on the termination date.
•For Mr. Chapman and Mr. Hessen, there are certain differences due to U.S. tax law. These differences are:
•to the extent any of Mr. Chapman's or Mr. Hessen's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, these payments may be deferred for a period of six months following the date of termination, and
•certain payments will be reduced in a specific order to the extent excise tax applies.
TC Energy Management information circular 2023 | 119

Change of control
Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:
•more than 50 per cent of the voting shares of TC Energy, or
•more than 50 per cent of the voting shares of TCPL (not including the voting shares held by TC Energy).
Other events can also constitute a change of control including a merger where TC Energy is not the surviving entity, a sale of all, or substantially all, of TCPL’s assets or if the incumbent board ceases to be a majority of the Board.
The following is a summary of the terms and provisions that apply to the compensation of all of the Canadian named executives if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control (double trigger). Upon a double trigger for the named executives, a two-year notice period applies, which provides for:
•payment of a severance allowance equal to the annual compensation during the notice period where annual compensation is composed of base salary and the three-year average of annual incentive compensation,
•a pensionable service credit of two years under the supplemental pension plans,
•continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits,
•a cash payment in lieu of perquisites during the notice period,
•professional outplacement services to a maximum of $25,000,
•accelerated vesting and payment of ESUs, and
•accelerated vesting of stock options.
If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, such named executive had exercised all vested options and unvested options that would have had accelerated vesting.
For our U.S. named executives, the same terms and provisions apply, with the following differences:
•to the extent any of Mr. Chapman's or Mr. Hessen's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, the payments may be deferred for a period of six months following the date of termination,
•certain payments will be reduced in a specific order to the extent excise tax applies, and
•Mr. Chapman has elected to receive a lump sum cash payment with respect to benefits during the notice period and Mr. Hessen has elected to continue benefits during the notice period.
120 | TC Energy Management information circular 2023

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2022 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.
They do not include certain amounts that would be provided under normal course, such as the value of:
•any stock options or ESUs vesting as part of normal employment,
•pension benefits that would normally be provided following resignation, or
•retiree benefits.

		Without a change of control				With a change of control
Name	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
François Poirier	—	—	5,738,515	857,169	4,657,169	14,124,906
Joel Hunter	—	—	2,757,823	254,783	1,113,116	4,300,875
Stanley Chapman III	—	—	4,494,014	776,715	2,820,081	9,156,345
Corey Hessen	—	—	3,461,378	—	1,077,625	4,455,894
Bevin Wirzba	—	—	3,892,701	—	1,465,593	5,215,611
Notes
•Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.
•There are no incremental payments that would be made to each named executive in the event of a change of control without termination.
•ESUs and stock options continue to vest under the Retirement scenario, provided the named executive is age 55 or over.
•Mr. Hessen and Mr. Wirzba were not eligible for retirement as of December 31, 2022.
•Values provided to Mr. Chapman and Mr. Hessen reflect a U.S./Canada foreign exchange rate of 1.3013 in 2022, 1.2535 for 2021 and 1.3415 for 2020.
The Human Resources committee reviews the severance amounts calculated for each named executive under their employment agreement. The data represents the total value to be paid to the executive if they are terminated without cause and with and without a deemed change of control.
TC Energy Management information circular 2023 | 121

Other information
LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TC Energy or any of our subsidiaries. This is also true for:
•former executives or directors of TC Energy or any of our subsidiaries,
•this year’s nominated directors, and
•any associate of a director, executive officer or nominated director.
None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TC Energy or any of our subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
TC Energy has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TC Energy and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.
ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2022 AIF and 2022 Annual report from our Corporate Secretary:
TC Energy Corporation
450 - 1 Street S.W. Calgary, AB
Canada T2P 5H1
Tel: 1-800-661-3805
For financial information about TC Energy, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.tcenergy.com).
You can find more information about TC Energy on our website (www.tcenergy.com) and on SEDAR (www.sedar.com).
122 | TC Energy Management information circular 2023

Schedule A – Charter of the Board of Directors
I. INTRODUCTION
A.The Board's primary responsibility is to foster the long-term success and sustainability of the Company consistent with the Board's responsibility to act honestly and in good faith with a view to the best interests of the Company.
B.The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II. COMPOSITION AND BOARD ORGANIZATION
A.Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.
B.The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.
C.Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.
D.Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.
III. DUTIES AND RESPONSIBILITIES
A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:
i)planning its composition and size;
ii)selecting its Chair;
iii)nominating candidates for election to the Board;
iv)determining independence of Board members;
v)approving committees of the Board and membership of directors thereon;
vi)determining director compensation; and
vii)assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B. Management and Human Resources
The Board has the responsibility for:
i)the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;
ii)approving a position description for the CEO;
iii)reviewing CEO performance at least annually, against agreed-upon written objectives;
iv)approving decisions relating to senior management, including the:
a)appointment of officers of the Company and members of the executive leadership team;
b)compensation and benefits for senior executive officers2; and
c)employment contracts and other special arrangements with senior executive officers, or with other employee groups if such action is likely to have a subsequent material3 impact on the Company or its basic human resource and compensation policies.
v)taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;
vi)    the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board committees; and
vii)    approving certain matters relating to all employees, including:
a)the annual salary policy/program for employees;
b)new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually: and
c)material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.
2 Senior executive officers are the members of the executive leadership team (ELT) other than ELT members with the title of Senior Vice President.
3 For purposes of this Charter, the term "material" includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation's financial performance and liabilities as well as its reputation.
TC Energy Management information circular 2023 | 123

C. Strategy and Plans
The Board has the responsibility to:
i)participate in strategic planning sessions to ensure that management develops, corporate strategic priorities and objectives and approve the resulting strategic plan;
ii)approve capital commitment and expenditure budgets and related operating plans;
iii)approve financial and operating objectives used in determining compensation;
iv)approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;
v)approve material divestitures and acquisitions; and
vi)monitor management's achievements in implementing major corporate strategies and objectives, in light of changing circumstances.
D. Financial and Corporate Issues
The Board has the responsibility to:
i)take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;
ii)monitor operational and financial results;
iii)approve annual financial statements, related Management’s Discussion and Analysis and the release thereof by management;
iv)approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;
v)declare dividends;
vi)approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;
vii)recommend appointment of external auditors and approve auditors' fees;
viii)approve banking resolutions and significant changes in banking relationships;
ix)approve appointments, or material changes in relationships with corporate trustees;
x)approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
xi)approve spending authority guidelines; and
xii)approve the commencement or settlement of litigation that may have a material impact on the Company.
E. Business and Risk Management
The Board has the responsibility to:
i)take reasonable steps to ensure that management has identified the enterprise risks of the Company's businesses and implemented appropriate strategies to manage these risks, understands the enterprise risks and achieves a proper balance between risks and benefits;
ii)review reports on capital commitments and expenditures relative to approved budgets;
iii)review operating and financial performance relative to budgets or objectives;
iv)oversee environmental and social issues and receive, on a regular basis, reports on matters relating to, among others, ethical conduct, environmental management, employee and contractor health and safety, human rights, relationships with Indigenous communities and related party transactions; and
v)assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.
F. Policies and Procedures
The Board has responsibility to:
i)monitor compliance with all significant policies and procedures by which the Company is operated;
ii)direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)provide policy direction to management while respecting its responsibility for day-to-day management of the Company's businesses; and
iv)review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
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G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:
i)take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii)approve interaction with shareholders on all items requiring shareholder response or approval;
iii)take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
v)take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and
vi)report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report).
IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A. The Board is responsible for:
i)directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii)approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii)approving the Company's legal structure, name, logo, mission statement and vision statement; and
iv)performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.
TC Energy Management information circular 2023 | 125

Schedule B – Non‑GAAP measures
In our disclosure, we use the following non-GAAP measures:
•comparable EBITDA
•comparable EBIT
•comparable earnings
•comparable earnings per common share
•funds generated from operations
•comparable funds generated from operations.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. Specific items may include:
•gains or losses on sales of assets or assets held for sale
•income tax refunds, valuation allowances and adjustments resulting from changes in legislation and enacted tax rates
•unrealized fair value adjustments related to risk management activities and Bruce Power funds invested for post-retirement benefits
•expected credit loss provisions on net investment in leases and certain contract assets
•legal, contractual, bankruptcy and other settlements
•impairment of goodwill, plant, property and equipment, equity investments and other assets
•acquisition and integration costs
•restructuring costs.
We exclude from comparable measures the unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. Beginning in first quarter 2022, with consistent presentation of prior periods, we excluded from comparable measures our proportionate share of the unrealized gains and losses from changes in the fair value of Bruce Power's funds invested for post-retirement benefits and derivatives related to its risk management activities. These changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
In third quarter 2022, Transportadora de Gas Natural de la Huasteca (TGNH) and the CFE executed agreements which consolidate a number of operating and in-development natural gas pipelines in central and southeast Mexico under one TSA. As this TSA contains a lease, we have recognized amounts in net investment in leases on our Consolidated balance sheet. In accordance with the requirements of U.S. GAAP, we have recognized an expected credit loss provision related to net investment in leases and certain contract assets. The amount of this provision will fluctuate from period to period based on changing economic assumptions and forward-looking information. The provision is an estimate of losses that may occur over the duration of the TSA through 2055. As this provision, as well as a provision related to certain contract assets in Mexico, do not reflect losses or cash outflows that were incurred under this lease arrangement in the current period or from our underlying operations, we have excluded any unrealized changes from comparable measures. Refer to the Other Information - Critical accounting estimates section in the MD&A for additional information.
We also excluded from comparable measures the unrealized foreign exchange gains and losses on the peso-denominated loan receivable from an affiliate as well as the corresponding proportionate share of Sur de Texas foreign exchange gains and losses, as the amounts do not accurately reflect the gains and losses that will be realized at settlement. These amounts offset within each reporting period, resulting in no impact on net income. This peso-denominated loan was fully repaid in first quarter 2022.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures:

Comparable measure	GAAP measure
comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
126 | TC Energy Management information circular 2023

Comparable EBITDA and comparable EBIT
Comparable EBITDA (comparable earnings before interest, taxes, depreciation and amortization) represents segmented earnings adjusted for certain specific items, excluding non-cash charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT (comparable earnings before interest and taxes) represents segmented earnings adjusted for specific items and is an effective tool for evaluating trends in each segment. See the 2022 Annual report for a reconciliation to segmented earnings.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, Interest expense, AFUDC, Interest income and other, Income tax expense, Non-controlling interests and Preferred share dividends, adjusted for specific items. See the 2022 Annual report for a reconciliation to net income attributable to common shares and net income per common share.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in our 2022 Annual report. We believe funds generated from operations is a useful measure of our consolidated operating cash flows because it excludes fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash-generating ability of our businesses. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. See the 2022 Annual report for a reconciliation to net cash provided by operations.
TC Energy Management information circular 2023 | 127

Schedule C – Forward-Looking Information
This management information circular contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words like anticipate, expect, believe, may, will, should, estimate, intend or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook.
Our forward-looking information in this document includes, but is not limited to: statements regarding the business of and procedure for the annual meeting and solicitation of proxies; the belief that virtual meetings and notice-and-access delivery are a more environmentally friendly and cost-effective methods of shareholder engagement; future composition of our Board and senior management, including statements regarding our diversity targets; statements related to TC Energy’s ten sustainability commitments, more specifically, targets related to GHG emissions intensity reduction, biodiversity and land capability, safety, further integration of sustainability into strategy, decision-making, performance-tracking and assessment, R&D and innovation investments to enhance energy sector sustainability, strengthening community resilience, fostering relationships with Indigenous groups, maintaining mutually beneficial partnerships with our landowners, fostering inclusion and diversity, and demonstrating the importance of mental health and psychological well-being, among other things; the intended aims of our compensation for directors and named executive officers; estimated compensation awards; estimated annual retirement and pension benefits for the named executive officers; and potential payments and benefits for the named executive officers upon specified triggering events.
Our forward-looking information is based on certain key assumptions and is subject to risks and uncertainties, including but not limited to: our ability to successfully implement our strategic priorities and whether they will yield the expected benefits, our ability to develop, access or implement some or all of the technology and infrastructure necessary to efficiently and effectively achieve GHG emissions targets and ambitions, the commercial viability and scalability of GHG emissions reduction strategies and related technology and products, the development and execution of implementing strategies to meet our sustainability commitments and GHG emissions targets and ambitions, our ability to implement a capital allocation strategy aligned with maximizing shareholder value, the operating performance of our pipelines, power generation and storage assets, amount of capacity sold and rates achieved in our pipeline businesses, the amount of capacity payments and revenues from power generation assets due to plant availability, production levels within supply basins, construction and completion of capital projects, cost and availability of, and inflationary pressures on, labour, equipment and materials, the availability and market prices of commodities, access to capital markets on competitive terms, interest, tax and foreign exchange rates, performance and credit risk of our counterparties, regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims, our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment, competition in the businesses in which we operate, unexpected or unusual weather, acts of civil disobedience, cyber security and technological developments, ESG related risks, impact of energy transition on our business, economic conditions in North America as well as globally, and global health crises, such as pandemics and epidemics and the impacts related thereto.
For additional information about the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR and with the SEC. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
128 | TC Energy Management information circular 2023

Shareholder information
TC Energy welcomes questions from shareholders and investors. Please contact:
Gavin Wylie
Vice-President, Investor Relations
Phone: 1-403-920-7911
Toll free: 1-800-361-6522
Email: investor_relations@tcenergy.com
Website: TCEnergy.com/Investors

Board of directors
You may contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TC Energy Corporation
450 – 1st Street S.W. Calgary, AB
Canada, T2P 5H1

Transfer agent
Computershare Investor Services, Inc.
100 University Avenue, 8th Floor
Toronto, ON, Canada, M5J 2Y1
Phone: 1-514-982-7959
Toll free: 1-800-340-5024
Fax: 1-888-453-0330
Email: tcenergy@computershare.com

Proxy solicitor
Kingsdale Advisors
Toll free: 1-800-775-4067
Fax: 1-416-867-2271
Email: contactus@kingsdaleadvisors.com
Banks, brokers and collect calls outside North America:
416-867-2272

Corporate head office
TC Energy Corporation
450 – 1st Street S.W. Calgary, AB
Canada, T2P 5H1

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CDP DRIVING SUSTAINABLE ECONOMIES Visit our website for more information: TCEnergy.com Find our annual report online: TCEnergy.com/AnnualReport Printed in Canada March 2023 TC Energy